ELEVEN DECADES OF PACKAGING LEADERSHIP

2008 ANNUAL REPORT



SONOCO®

TABLE OF CONTENTS



ABOUT THE COVER

Sonoco has been a packaging leader for nearly eleven decades. Throughout its long history, the Company has been successful weathering the tough times. Sonoco's ability to succeed can be traced to the simple belief that "People Build Businesses." From the handful of individuals who manufactured paper cones in a run-down warehouse 110 years ago to the approximately 17,500 people Sonoco employs today, a determination and commitment to excellence have always existed that have driven the Company to succeed.

Today, Sonoco is a $4.1 billion corporation that provides innovative packaging solutions and services for many of the largest consumer and industrial product companies in the world. The Company has achieved this level of success by developing a sustainable culture that is focused on shareholder return, customer and employee satisfaction, commitment to excellence, integrity, and environmental and community stewardship.

On the cover

The graphic on the cover depicts Sonoco's strong mix of global businesses, products and services. The upper left portion illustrates the statue in front of the Company's headquarters in Hartsville, S.C., that was dedicated to workers of Sonoco at its 100th anniversary celebration. The artwork, which was commissioned by Sonoco to commemorate its 110-year anniversary, was created by nationally known illustrator Boris Lyubner, whose distinct style has been captured in work for such notable clients as AT&T, Ernst & Young, Merrill Lynch and many others.

FORWARD-LOOKING STATEMENTS

Statements included in this *2008 Annual Report* that are not historical in nature, are intended to be, and are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. Additional information about "forward-looking statements" is available in the enclosed Form 10-K on page 2 or on the Company's Web site at www.sonoco.com.

SONOCO AT A GLANCE

Founded in 1899, Sonoco today serves in
locations in 35 countries, our approxima

1. RIGID PAPER PACKAGING

The world's largest producer of composite cans and a leader in rigid paperboard containers

Products and Services: Round and shaped composite paperboard cans, paperboard pails, single-wrap paperboard packages, fiber cartridges

Markets: Food: Powdered beverages and infant formulas, cereal, coffee, snacks, nuts, cookies and crackers, confectionery, frozen concentrates, refrigerated dough, spices/seasonings, nutritional supplements, pet foods **Nonfood:** Adhesives, caulks, cleansers, chemicals, lawn and garden, automotive, pet products



1
Pringles
Light



2
AXE
Dove

2. BLOW-MOLDED PLASTIC

A leading manufacturer of extrusion blow-molded plastic containers

Products and Services: Monolayer and multilayer bottles and jars

Markets: Food: Noncarbonated, high-barrier beverages/ready-to-drink products, condiments
Nonfood: Health and beauty, household chemicals, pharmceuticals, automotive, adhesives and specialty products





4

3. THERMOFORMED PLASTIC

A global manufacturer of consumer and institutional thermoformed packaging

Products and Services: Monolayer, coated and barrier and non-barrier laminated tubs, cups, consumer and institutional trays

Markets: Processed foods, sauces and dips, pet foods, snacks and nuts, fresh-cut produce, desserts

4. MOLDED AND EXTRUDED PLASTIC

A leading innovative solutions provider of engineered plastic products

Products and Services: Product design, tool design and fabrication; manufacturing in both injection molding and extrusion technologies

Markets: Consumer: Food, food service, medical devices and disposables **Industrial:** Textiles, wire and cable, fiber optics, filtration and automotive

5. ENDS AND CLOSURES

A world leader in convenience closure technology and manufacturing

Products and Services: Aluminum, steel and peelable membrane easy-open closures for composite, metal and plastic containers

Markets: Pet food, vegetable, fruit, seafood, poultry, soup and pasta, dairy, powdered infant formula, coffee

6. PRINTED FLEXIBLE PACKAGING

A provider of printed high-barrier, high-performance innovative flexible packaging solutions

Products and Services: Flexible packaging made from thin-gauge, high-value-added rotogravure, flexographic and combination printed film including high-performance laminations, rotogravure cylinder engraving

Markets: Confectionery and gum, hard-baked goods, coffee, processed foods, beverages, snack foods, pet foods, home and personal care





6
Restaurant Quality
Beef Fajitas
Jalapeño
Chips Ahoy!
Gillette

7. TUBES AND CORES

The world's largest producer of tubes and cores

Products and Services: Paperboard tubes, cores, roll packaging, molded plugs, pallet components, concrete forms, void forms, rotary die boards

Markets: Construction, film, flowable products, metal, paper mill, shipping and storage, tape and label, textiles, converters

strial and consumer customers in 85 nations. From our headquarters in Hartsville, S.C., and from about 300 manufacturing and sales y 17,500 employees produce packaging for a variety of industries and for many of the world's most recognized brands.


7


8

8. PAPER

A global manufacturer of uncoated recycled paperboard for Sonoco's fiber-based packaging divisions and the external converting industry

Products and Services: Recycled paperboard, chipboard, tubeboard, lightweight corestock, boxboard, linerboard, specialty grades, recovered paper

Markets: Converted paper products, spiral winders, beverage insulators

9. SONOCO RECYCLING

One of the largest packaging recyclers annually collecting, processing and selling more than 3 million tons of old corrugated containers, paper, plastic, metal, glass and other recyclable materials

10. SERVICE CENTERS

Provider of fee-for-service arrangements for supply chain management

Services: Packaging supply chain management, including custom packing, fulfillment, primary package filling, scalable service centers, global brand artwork management

Markets: Personal care, baby care, beauty, healthcare, food, electronics, hosiery, pharmaceuticals, office supplies, toys

11. POINT-OF-PURCHASE (P-O-P)

A leading provider of P-O-P displays, including fulfillment operations, for a "one-stop" display needs solution

Products and Services: Designing, manufacturing, assembling, packing and distributing temporary, semi-permanent and permanent P-O-P displays, as well as contract packaging, co-packing and fulfillment services

Markets: Automotive, beverages, confectionery, electronics, cosmetics, food, fragrances, healthcare, home and garden, liquor, medical, office supply, over-the-counter drugs, personal care, sporting goods, tobacco


10
PANTENE
Venus
Gillette MACH3


11
HALLS DEFENSE
Stride

12. WIRE AND CABLE REELS

The leading producer of wooden, composite and metal reels in North America for the wire and cable industry

Products and Services: Steel, nailed wooden, plywood, recycled and poly-fiber reels

Markets: Wire and cable manufacturers


12


13

13. PROTECTIVE PACKAGING

A leading provider of custom-designed and engineered protective packaging solutions

Products and Services: Proprietary Sonopost® technology, Sonobase® carriers and Sonopop® systems (sold by Sonoco CorrFlex), concept, design, testing and manufacturing of multimaterial total solutions packaging, on-site engineering, ISTA- and Sears-certified engineering and testing facilities, contract testing facilities

Markets: Household appliances, heating and air conditioning, office furnishings, automotive, fitness equipment, lawn and garden, promotional and palletized distribution

14. PAPERBOARD SPECIALTIES

A leading supplier of paper amenities for food service, hospitality and beverage markets in North America

Products and Services: Custom-printed Stancap® glass covers, Rixie™ coasters, other paper amenities

Markets: Hotels and resorts, food and beverage, healthcare facilities, catering services, transportation, advertising

FINANCIAL HIGHLIGHTS

NET SALES
(BILLIONS OF DOLLARS)



$4.4
3.3
2.2
1.1
3.16
3.53
3.66
4.12
04
05
06
07
08

NET INCOME FROM CONTINUING OPERATIONS
(MILLIONS OF DOLLARS)



$220
165
110
55
151.2
161.9
195.1
164.6
04
05
06
07
08

NET INCOME FROM CONTINUING OPERATIONS PER DILUTED SHARE
(DOLLARS PER SHARE)



$2.20
1.65
1.10
.55
1.53
1.61
1.92
1.63
04
05
06
07
08

COMPARATIVE HIGHLIGHTS *unaudited*

(dollars and shares in thousands except per share data) Years ended December 31	2008	2007
Net sales	$4,122,385	$4,039,992
Gross profit[1]	724,030	753,794
Net income	164,608	214,156
Return on total equity	11.7%	16.4%
Return on net assets[2]	8.2%	10.7%
Return on net sales	4.0%	5.3%
Approximate number of employees	17,500	18,600
Approximate number of shareholder accounts	42,000	38,000
Per common share:		
Net income – basic	$ 1.64	$ 2.13
– diluted	1.63	2.10
Cash dividends – common	1.07	1.02
Ending common stock market price	23.16	32.68
Price/earnings ratio	14.2	15.6

[1] *Gross profit: Net sales minus cost of sales*

[2] *Return on net assets: Net income plus after-tax net interest, divided by the net of average total assets, minus average cash, minus average current liabilities, plus average short-term debt*

STRATEGIC MISSION STATEMENT

Sonoco intends to be the low-cost global leader in providing customer-preferred packaging solutions to selected value-added segments where the Company expects to be either number one or two in market share. Shareholder return, customer and employee satisfaction, commitment to excellence, integrity, environmental stewardship and a safe workplace will be the hallmarks of our culture.

STRATEGIC OBJECTIVE

To achieve average annual double-digit total return to shareholders, with returns on capital and equity in the top quartile of the Standard & Poor's 500 Index.



FOR NEARLY ELEVEN DECADES, SONOCO HAS BEEN A PACKAGING LEADER. From our humble beginnings producing paper cones for yarn winding machines to designing and manufacturing today's most innovative packaging for many of the largest consumer and industrial product companies in the world, Sonoco has developed a sustainable culture that is focused on shareholder return, customer and employee satisfaction, commitment to excellence, integrity, and environmental and community stewardship.

Since 1899, Southern Novelty Company, now Sonoco, has grown sales at an annual compound rate of 12.2% and base earnings at 11.4%. Since 2003, our sales have grown at an annual compound rate of about 8.4%, and base earnings per diluted share have grown at an annual rate of 11.5%. (Information about base earnings and base earnings per diluted share along with reconciliations to the most closely applicable GAAP financial measure is provided on page 29 of this report.)

Throughout our history, Sonoco has been successful by weathering the tough times. Last year proved to be a difficult year for the Company as inflation in raw material and energy costs along with a severe deepening of the global recession impacted consumers, our customers, and therefore, many of our businesses. In order to offset the weakening economy during the year, we took aggressive steps to reduce costs throughout all of our businesses.

Yet despite the stiff headwinds in 2008, our Company produced record sales and our second-best base earnings performance. Our strategy to grow our businesses serving consumer markets paid strong dividends during the year as our Consumer Packaging segment, which serves a larger percentage of food-related markets, achieved record sales and operating income, with sales increasing 9% and operating income growing 25%.

Our Company continued to generate strong operating cash flow in 2008 which we used to fund capital projects to expand our businesses, reward our shareholders with generous cash dividends for the 84th consecutive year and strengthen our balance sheet by reducing total debt to one of the lowest levels in more than a decade.

SUMMARY OF 2008 RESULTS

Sonoco achieved record sales of $4.12 billion, up 2% from 2007. Raw material and energy costs rose dramatically in the first half of 2008 and, in the second half, the global recession, intensified by the onset of the credit crisis, led to a steep reversal in those same costs and a sharp decline in sales volume.

The weakened economy affected our Company's industrial-related businesses more than our consumer businesses. Volume declines in our Tubes and Cores/Paper segment resulted in sales declining $37 million from the prior year. In the Consumer Packaging segment, where volume declines were modest, price increases to offset higher material costs and acquisitions led to an increase in sales of $132 million. Year-to-year sales in the Packaging Services segment were essentially flat, and lower volume in the businesses comprising All Other Sonoco resulted in reduced sales of $11 million.

CASH DIVIDENDS PAID TO SHAREHOLDERS
(DOLLARS PER SHARE)


$1.20
.90
.60
.30
.87
.91
.95
1.07
04
05
06
07
08

Net income was $164.6 million ($1.63 per diluted share), compared with $214.2 million ($2.10 per diluted share) for 2007. Net income for 2008 was negatively impacted by restructuring and noncash asset impairment charges totaling $30.8 million and a noncash financial asset impairment charge of $31.0 million, both net of tax. Net income in 2007 included similar restructuring charges totaling $25.3 million and an increase in environmental reserves of

$14.8 million, both net of tax. Net income in 2007 benefited from a lower effective tax rate primarily due to the release of some tax reserves and foreign tax rate reductions.

CASH FLOW FROM OPERATIONS/FREE CASH FLOW*
(MILLIONS OF DOLLARS)



$520
390
260
130
252
227
483
445
379
04
05
06
07
08
FREE CASH FLOW
CASH DIVIDENDS
CAPITAL EXPENDITURES

*FREE CASH FLOW EQUALS CASH FLOW FROM OPERATIONS MINUS CAPITAL EXPENDITURES AND DIVIDENDS

Full-year base earnings were $226.4 million ($2.24 per diluted share) in 2008, compared with a record $242.4 million ($2.38 per diluted share) in 2007. The negative impacts of lower volume, particularly in the second half of the year, higher raw material, energy, freight and other costs and a higher effective tax rate on base earnings more than offset higher selling prices and productivity improvements. Productivity gains were strong, but fell short of recent levels due to the inefficiencies associated with lower capacity utilization.

For the year, cash generated from operations was $379.4 million, compared with $445.1 million for 2007. Although down 15% from the prior year, due primarily to changes in working capital and the timing of certain year-end payments, this year's cash flow from operations ranks as the third highest in Company history. Cash flow from operating activities was used to fund capital expenditures of $123.1 million, pay down debt by $153 million and return value to shareholders through cash dividends of $106.6 million, up nearly 4% from 2007.

TOTAL DEBT
(MILLIONS OF DOLLARS)



$1,000
750
500
250
907
782
764
850
690
04
05
06
07
08

At year-end, total debt was $690 million, compared with $850 million at the end of 2007, and the Company has no significant debt refinancing requirements until November 2010. We have a strong liquidity position and cash on hand increased more than $30 million during the year to $101.7 million at year-end. The Company operates a $500 million commercial paper program with $95 million outstanding at the end of 2008. Our commercial paper program is fully supported by a bank credit facility provided by a syndicate of lenders that is committed until May 2011.

CONSUMER MARKET STRATEGY

Our strategy to rebalance our business mix toward consumer markets, which historically have been less sensitive to economic downturns and provide more opportunities for growth, proved very effective in 2008. Sales generated by our diverse consumer packaging and services businesses grew to 54% of the Company's total sales this year as we moved closer to our goal of shifting our sales mix to approximately 60% consumer and 40% industrial by 2012.

To achieve our consumer growth strategy, we are focused on improving our total solutions offering to consumer product companies by providing a full range of packaging and supply chain products and services. A key element of our total solutions strategy is to provide one face of senior account leadership to coordinate all aspects of our relationship with our largest consumer product customers and to promote cross-selling of our diverse product and service offerings. Since launching this focus on "big companies and big brands" in 2005, we have expanded it to include six of our largest consumer product customers. Combined, these customers account for approximately 40% of all consumer-related sales and about 20% of Sonoco's total annual sales. Annual sales growth with these top six "corporate account" customers has averaged approximately 10% since we started this program and customer satisfaction scores have increased substantially.

New product and market development activity continues to drive organic sales

SALES BY OPERATING SEGMENT
(MILLIONS OF DOLLARS)


All Other Sonoco
360
Packaging Services
517
1,675
Tubes and Cores/Paper
Consumer Packaging

growth. From virtually no sales of new products just a few years ago, we generated sales of more than $100 million over each of the past three years, reaching a record $137 million in total new product sales in 2008. A record $117 million in new consumer-related product sales was achieved this year, up more than 50% from 2007. A number of our recent innovations in rigid paper, rigid plastic, flexible packaging, ends and closures, and packaging services are featured throughout this report.

While approximately 82% of our consumer packaging and services sales currently occur in North America, we are pursuing a number of new international expansion opportunities. Since 2006, we have opened or expanded three contract packaging centers in Poland, including a new center that is beginning operations in the first quarter of 2009. Also, during 2008, we expanded rigid paper packaging operations in Asia and South America, and expect further growth in 2009 to meet our customers' requests to convert to our more sustainable and cost-effective packaging.

INDUSTRIAL MARKET STRATEGY

Sonoco is a vertically integrated, global supplier of industrial packaging products and services, including: sophisticated tubes and cores that can be wound with paper, plastic film, textiles, metal, tape and other materials; uncoated recycled paperboard; protective packaging; wire and cable reels; and full-service commercial and residential recycling operations. These businesses faced a significant decline in sales volumes during 2008 due to the dramatic slowdown in global economic activity. We do not expect a "snap back" in sales volume from these businesses in 2009 and are focused on leveraging our vertically integrated operations to protect market share in these base converting businesses.

NEW PRODUCT SALES
(MILLIONS OF DOLLARS)


$140
105
70
35
31
87
111
100
04
05
06
07
08
CONSUMER
INDUSTRIAL

To grow sales in our industrial businesses we are pursuing opportunities in emerging markets in South America, Eastern Europe and Asia, where a number of key basic industries are concentrating production. In addition, we are creating new growth platforms in markets that leverage our existing technology and infrastructure.

Finally, we are striving to maximize operating cash flow through prudent price management, reducing structural costs and aggressively managing the "guts" of these businesses. To better align our manufacturing capacity to match market conditions and to ensure we have an affordable and appropriate ongoing fixed cost structure, we made the difficult decision in December 2008 to close 15 plants globally and eliminate approximately 700 positions. These plant closings are primarily focused on reducing our industrial manufacturing footprint where we have seen the biggest declines in volumes, although some consumer manufacturing facilities were also impacted. We expect the realignment to achieve significant savings when fully implemented throughout 2009. Decisions that impact jobs and ultimately people are difficult to make and we regret that they are necessary. Therefore, the steps we take today will make our Company even stronger once market conditions improve.

PENSION IMPACT AND OUTLOOK

As financial markets deteriorated during the second half of 2008, the performance of our retirement benefit plans assets declined. As a result, the aggregate unfunded position of the Company's various benefit plans increased by $318 million. While the change in the funded status did not impact 2008 earnings, it did result in a reduction to shareholders' equity of approximately $200 million, net of tax. Reduced investment gains due to lower asset levels, together

TOTAL PRODUCTIVITY
(MILLIONS OF DOLLARS)


$100
75
50
25
82.7
77.4
95.8
96.5
04
05
06
07
08
SUPPLY MANAGEMENT
FIXED
OPERATING

with the amortization of losses on plan assets, will result in a year-over-year increase in 2009 pension and postretirement benefit plan expenses of approximately $59 million, or $.35 per diluted share. Cash contributions to these plans in 2009 are expected to total approximately $20 million. We intend to fund our pension plans to the full extent necessary to provide the benefits promised to our retirees as well as employees who retire in the future. That said, we are implementing certain changes that should moderately reduce the volatility of long-term funding exposure and expenses.

We are bracing for the economic weakness experienced in late 2008 to continue well into 2009. Under these conditions, many of our businesses, particularly those focused on industrial markets, will likely see annual sales volumes well below 2008 levels. Nonetheless, we expect that productivity improvements, our recent restructuring actions and other cost control measures will aid 2009 results and leave the Company well positioned for an eventual economic turnaround.

Because of our financial position and diverse global product and service offerings, we expect that we will be able to hold, and in some cases expand, market share across many of our businesses in 2009. We will look to leverage our financial strength, which is proving to be an important differentiation from competing suppliers, many of whom do not have the wherewithal to reliably meet customer needs. While we are currently holding on to free cash to further improve our balance sheet, we believe 2009 will present some targeted opportunities to grow our business.

ELEVEN DECADES OF PACKAGING LEADERSHIP

The graphic you see on the cover and throughout this report depicts our strong mix of global businesses, products and services. The upper left portion of the graphic illustrates the statue we have in front of our Hartsville headquarters that was dedicated to workers of Sonoco at our 100th anniversary. Our culture of "People Build Businesses" has never been more important, especially as we face challenging economic times.

Entering our 110th year in 2009, we are focused on again improving those areas we can control. These include cost structure, productivity, capital effectiveness, innovation, safety and putting the right people into the right jobs to better meet the needs of our customers. We are more confident than ever that our strategy is sound. We believe that our broad base of packaging offerings, the most extensive in the global packaging industry, will provide exceptional value to our customers and, over time, solid returns to our shareholders.

We have faced many challenges throughout our long history and have always responded decisively in ways that have helped us emerge a stronger, more competitive and successful company. Thank you for continued support and confidence in our stewardship of your investment.

Sincerely,

Harris E. DeLoach Jr.

Harris E. DeLoach Jr.
Chairman, President and Chief Executive Officer
March 6, 2009





■ The Southern Novelty Company was created as a way to use the paper Major James Lide Coker produced in his paper mill. Left: Cone-shaped paper yarn carriers were the Company's first product. In the 1920s, the Company, operating as Sonoco Products Company, began making spiral tubes, which today are used in various consumer packaging and industrial applications. Below: Sonotube® concrete forms are used primarily for concrete columns and foundations.


SONOTUBE®
round
SONOTUBE
round

VISION

When Sonoco was founded, there was little in Hartsville, S.C., that would have given any indication of the future that lay ahead. With a population of approximately 300, mostly farmers, the idea that 110 years later it would be home to a multibillion dollar corporation seemed unfathomable.

But when a wounded and crippled Major James Lide Coker returned to Hartsville following the Civil War, he was determined to find ways to mend the ravaged economy and eliminate the abject poverty of his community. Major Coker thus became a driving force for a number of new businesses in Hartsville, including Sonoco. Founded on May 10, 1899, as the Southern Novelty Company, Sonoco was formed to manufacture paper cones for yarn winding machines. With Major Coker as president, the little Company enjoyed a first-year net income of $2,000 from sales of $17,000.

The 1920s represented a decade of significant milestones in Sonoco's history. The first occurred when the Company began manufacturing spiral tubes. Some of the first tubes made were used as packaging for ice cream. Another turning point came in 1923 with the construction of a second paper machine in Hartsville, which resulted in rapidly growing production capabilities for Sonoco's tubes and cores business. It also was in 1923 that the Company began its international activities by entering into a joint venture with a company in Romiley, England, U.K., thus leading to the production of Sonoco-type cones and tubes overseas. Having expanded from one main plant in Hartsville to operations in New Jersey and North Carolina, Sonoco was a firmly established company by 1930 and continued to fare well during the Great Depression. From 1930 to 1960, Sonoco began to significantly expand by building and acquiring operations across the country and further establishing international operations in Canada (1933), Mexico (1950) and Australia (1953).

GROWTH

Sonoco's strategy to grow and diversify its products and services through the years has helped position it today as one of the largest diversified global packaging companies. While Sonoco has always succeeded in expanding its business through organic growth, strategic acquisitions also have played key roles in the Company's evolution. One of the more significant acquisitions during the Company's first 50 years occurred with the purchase of the Hartsville-based Carolina Fiber Company, which had been Sonoco's very first paper supplier. Since that time, the Company's industrial product businesses have grown and diversified through a series of acquisitions that consolidated the tube and core industry primarily in North America and Europe.


special SIZE to
customize
ORIGINAL

■ Through the years, Sonoco has built a diverse line of consumer packaging products that distinguishes the Company from its competitors. Left: The addition of Pringles® in 1975 helped make Sonoco an industry leader for composite cans. Below and right: Innovations in capabilities for Sonoco's Flexible Packaging and Rigid Plastic divisions have helped push consumer demand for products such as Kraft Foods' Nabisco® brand cookies and Dove® shampoos and moisturizers.




Dove.
DAILY MOISTURE
SHAMPOO
with Moisturizing Serum

In the decade of the 1980s, Sonoco made two significant acquisitions that established it as the leader in the production of spiral wound composite cans. Today, composite cans are Sonoco's largest selling consumer package and are used in a variety of food and nonfood products around the world. Other acquisitions continued to evolve Sonoco's consumer packaging business, including the 1993 purchase of Crellin Holding, Inc., an international manufacturer of molded plastics; the 1993 acquisition of Engraph, Inc., which led to the formation of the Company's Flexible Packaging division; the 2001 acquisition of Phoenix Packaging Corporation, which made Sonoco a leading independent producer of ends and closures; the 2004 acquisition of CorrFlex Graphics' point-of-purchase display and fulfillment business; and the 2007 purchase of Matrix Packaging, Inc., a Canada-based manufacturer of custom-designed blow-molded rigid plastic containers and plastic injected-molded products.

PEOPLE

Sonoco's culture has always been centered on the belief that "People Build Businesses." Eleven decades ago, a handful of men began producing paper cones in an old warehouse using hand-operated, foot-powered machines very similar to sewing machines. Over time, and through their determination and commitment to excellence, Sonoco's people perfected the technique to a point that an expanding industry adopted it as a standard.

The small, single-product company with such meager beginnings has emerged today as one of the most successful packaging companies in the world, providing packaging and recycling solutions to some of the world's most recognizable brands. A $4.1 billion company with about 300 facilities in 35 countries, Sonoco employs more than 17,500 people around the world who share the same determination and commitment to excellence that built the foundation for the Company's success 11 decades ago.




NET SALES
CONSUMER PACKAGING
(BILLIONS OF DOLLARS)
$1.6
1.2
.8
.4
1.57
1.44
1.30
1.25
04
05
06
07
08

WITH 61 PLANTS OPERATING IN NORTH AMERICA, SOUTH AMERICA, EUROPE AND ASIA, Sonoco's Consumer Packaging segment provides packaging for many of the world's best-known brands of consumer food and nonfood products. In 2008, this segment generated approximately 38% of Sonoco's net sales. In addition to being the largest global producer of round and shaped paperboard composite cans, this segment manufactures single-wrap paperboard packages; fiber and plastic cartridges; and thermoformed, extruded and blow-molded rigid plastic containers. This segment also provides consumer product companies with flexible packaging using thin-gauge, high-quality rotogravure, flexographic and combination printed film, including lamination and cutting-edge rotogravure cylinder engraving as well as aluminum, steel, plastic and peelable membrane easy-open ends and closures for composite, metal and plastic containers.

Sales for the Consumer Packaging segment increased to $1.57 billion, up 9.2%, compared with $1.44 billion in 2007. Increased sales in this segment came from the full-year impact of the May 2007 acquisition of Matrix Packaging, along with higher selling prices, which were implemented to help offset higher raw material, energy, freight and other costs, and the favorable impact of foreign currency translation. These positive factors were partially offset by lower volume in flexible packaging, closures and rigid plastic packaging. Overall segment volumes, excluding the impact of acquisitions, were down less than 1% due to the positive effects of increased demand for composite cans in North America. Domestic sales were approximately $1.18 billion, up 15% from 2007, while international sales were approximately $390 million, down 5.2% from 2007. The decline in international sales reflects the shutdown of a metal ends plant in Brazil at the end of 2007 and the subsequent transfer of a majority of its business into the United States during the year.


ARCHER FARMS
PECAN
STICKY BUN
granola
ALL NATURAL

Segment operating profits increased 24.7% in 2008 to $130.4 million, compared with $104.5 million in 2007. The increase in segment operating profit was primarily due to productivity improvements and purchasing initiatives along with the full-year impact of the Matrix Packaging acquisition. The productivity and purchasing gains were partially offset by the small overall decline in volumes and an unfavorable shift in the mix of business. In 2008, selling price increases helped offset increased costs of raw material, freight, energy and labor.

RIGID PAPER PACKAGING

Increased consumer demand for basic food products along with continued customer demand to convert metal containers to more cost-effective Sonoco rigid paper packaging resulted in an approximately 5% gain in rigid paper packaging unit sales during 2008. Rigid paper packaging is Sonoco's second largest revenue-producing group of products, accounting for 17% of consolidated net sales last year. In North America, the Company produced a record of more than 4.5 billion units.

Due to economic pressures in 2008, consumers prepared more meals at home, resulting in robust demand for Sonoco composite containers. For example, unit sales for snack foods increased by approximately 8%, while refrigerated dough containers increased by more than 4% and juice concentrate can sales were at their highest unit volume in eight years. Composite cans used for packaging powdered infant formula also increased by approximately 9%, which more than




Yuban

■ Left: Consumer complaints about traditional, hard-to-open cereal packages led to the development of Sonoco's award-winning Linearpak® container for Target's Archer Farms® cereal. Above: The unique shape and gently rounded corners of the Archer Farms package allows Sonoco to use the latest printing technologies to create vibrant graphics that flow seamlessly around the container. Right: Kraft Foods was drawn to the Sonoco composite container for its improved packaging sustainability.





Above: In 2008, Sonoco increased production activities at its Franklin Park, Ill., facility as demand grew for thermoformed trays to serve the fast-growing, fresh-cut vegetable and fruit market. Above right: Sonoco's ends and closures business serves about 20% of the North American easy-opening end market. Sonoco is expanding its manufacturing capacity to meet growing demand. Below right: Sonoco expects composite can sales for powdered infant formula to grow because of global conversions from metal.

OPERATING PROFIT CONSUMER PACKAGING
(MILLIONS OF DOLLARS)


$132
99
66
33
83.1
103.5
109.6
130.4
04
05
06
07
08

offset significant declines in fiber and plastic caulk cartridge sales as a result of slowing housing construction.



RIGID PAPER DEVELOPMENTS

Sonoco's sleek-shaped Linearpak® container made headlines in 2008 by winning numerous awards for its uniquely designed container for Target's Archer Farms® cereal. Sonoco and Target were recognized with the Package of the Year award in the Food Category by *Food and Beverage* magazine, received the prestigious AmeriStar Award from the Institute of Packaging Professionals and picked up *PL Buyer* magazine's Private Label Packaging Award. All 18 varieties of Target's Archer Farms cereals are packaged in this first-of-its-kind container that eliminates the hard-to-open bag typical of traditional cereal packaging.

As metal prices escalated during 2008, more consumer product companies pressed for conversion into Sonoco's composite container because of its improved packaging sustainability. An example of this trend was Kraft Foods, which chose to package its Yuban® and Nabob coffee brands in Sonoco's 11-ounce and 33-ounce composite cans. These new containers are made with Sonoco's recycled paperboard that has more than 50% recycled materials and has received certification from the Rainforest Alliance through its Smartwood Program.

Also in 2008, Sonoco continued to convert powdered infant formula or PIF products from metal to composite cans, including one of the largest private label manufacturers in the United States. In addition, the Company successfully made composite can conversions of PIF brands in Mexico, Brazil and the United Kingdom and has established a global PIF project team that is targeting further growth throughout South America, Europe, Asia and other emerging markets.


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ENDS AND CLOSURES

Sonoco is one of the largest independent manufacturers of easy-open ends and provides global distribution of convenience closures for metal, composite and plastic packaging. During 2008, Sonoco produced more than 10 billion units due to increased demand for processed and nonprocessed foods.

The Company significantly increased its domestic production capability in 2008 by moving two high-speed, easy-open lines from a closed facility in Brazil to its Canton, Ohio, operations. In addition, two recently acquired high-speed membrane lines were installed at the Company's Wausau, Wis., plant. New production capacity and technology improvements are planned in 2009 to meet growing international demand.

PRODUCT AND TECHNOLOGY DEVELOPMENTS

During 2008, Sonoco's proprietary Ultrapeel™ retortable membrane end was selected by the Flexible Packaging Association for its Highest Achievement Award in Technical Innovations. The new peelable end is the first retortable membrane end produced for the U.S. market and was introduced in Campbell Soup's popular Soup at Hand® product during the year.




Original Flavor
Trid

Left: Sonoco's innovative laser-scoring technology was used to create an easy-to-open and close package for Cadbury Adams' Trident® sugarless gum. Above: Sonoco's sophisticated rotogravure printing technology provides value-added shelf presence for customers. Above right: A compound is applied for an air-tight seal on ends and closures in North Canton, Ohio. Right: Sonoco offers a comprehensive portfolio of ends and closures in varying styles and diameters.



RIGID PLASTIC PACKAGING

Sonoco's rigid plastic packaging operations are focused on three technology platforms including extrusion and injection stretch blow-molding, thermoforming and injection-molding. During 2008, the Company ramped up blow-molding operations at plants in Columbus, Ohio, and St. Louis, Mo. The 121,000 square-foot manufacturing plant in Ohio is producing sophisticated multilayer, high-barrier retortable plastic bottles for Abbott Nutrition's Ensure® nutritional drink. The Missouri plant began operations in mid-2008 to produce extruded blow-molded bottles for Procter & Gamble's Febreze® freshener. Additional products and production capacity are planned for the two plants during 2009.

RIGID PLASTIC PACKAGING DEVELOPMENTS

Acquired in 2007, Sonoco's Matrix Packaging subsidiary is a leading North American manufacturer of innovative, custom-designed blow-molded rigid plastic containers. During 2008, the Company introduced several new packaging solutions, including bottles for Living Essential's 5-Hour Energy® nutritional drink and bottles used in CandleLamp tabletop light and heat products for the hospitality industry. During 2009, Matrix will begin production of newly designed injection stretch blow-molded bottles for Signature Collection fragrances from Bath & Body Works.



Designs to better control moisture and extend shelf life were a focal point for Sonoco's thermoforming business in 2008. New production capacity was added at the Company's Franklin Park, Ill., plant to produce uniquely designed trays to serve the fast-growing, fresh-cut vegetable and fruit market.

FLEXIBLE PACKAGING

Sonoco's Flexible Packaging division experienced a significant operational and financial turnaround in 2008 by improving productivity and product quality. The business is growing sales by concentrating on providing new technology innovations, including easy-opening and reclose features, laser scoring, cold-sealing and high-impact rotogravure and flexographic printing. The Company also operates a fully automated rotogravure cylinder engraving operation, including North America's only laser-engraving capability, as well as flexographic plating and prepress graphics operations.

FLEXIBLE PACKAGING DEVELOPMENTS

Sonoco is focusing on increasing flexible packaging sales in the fast-growing flexible packaging hard-baked goods and confectionery markets. Much of the Company's continued growth in 2008 came from extensions of the Company's award-winning Smartseal™ easy-open and reclosable packaging for Kraft Foods' Nabisco® cookies. Today, this packaging has been extended to nearly all of Nabisco's Oreos®, Newtons® and Chips Ahoy® cookies.

The Company also is devoting significant research and development to deliver new sustainable packaging solutions for its customers without sacrificing performance or aesthetics. To that end, the Company developed a leaner and more sustainable package for PJ's Coffee that features vivid illustrations of New Orleans' landmarks brought to life with Sonoco's laser-engraved, seven-color rotogravure printing and matte finish.

Sonoco is supplying PJ's Coffee with one-pound bags comprised of a three-layer structure of polyester, foil and a polyethylene sealant. The structure yields a bag that is produced using 10% fewer materials and 15% less energy, while generating 10% less carbon emissions compared to a traditional four-ply structure.




NET SALES
TUBES AND CORES/PAPER
(BILLIONS OF DOLLARS)
$2.0
1.5
1.0
.5
1.27
1.48
1.53
1.71
1.67
04
05
06
07
08

THE TUBES AND CORES/PAPER SEGMENT ACCOUNTED FOR APPROXIMATELY 41% of the Company's net sales in 2008. Products and services in this segment include paperboard tubes, cores, roll packaging, molded plugs, pallet components, concrete forms, void forms, rotary die boards, recycled paperboard, chipboard, tubeboard, corestock, boxboard, linerboard, recovered materials and recycling services.

Sales for the Tubes and Cores/Paper segment were $1.67 billion, down 2.2%, compared with $1.71 billion in 2007. The decrease in sales was due to volume shortfalls throughout the segment and the closure of a paper mill in China. The volume shortfalls were partially offset by the effect of favorable exchange rates and increased selling prices for converted products, which were implemented to offset higher raw material, energy, freight and other costs. The impact of lower volumes, the majority of which occurred during the fourth quarter, was felt mostly in the domestic and European tube and core operations. Excluding the net impact of divestitures, volumes in the segment decreased by approximately 6%. Domestic sales decreased approximately $25 million, or 3.0%, to approximately $800 million. International sales decreased approximately $12 million, or 1.4%, to approximately $875 million, reflecting the benefit of a weaker dollar throughout much of the year.

Operating profits for the Tubes and Cores/Paper segment were $145.8 million, compared with $143.7 million in 2007. Due to last year's $25.2 million charge for environmental reserves, the slight increase in year-over-year operating profits is not fully indicative of current-year performance. Lower volumes and an unfavorable shift in the business mix hampered results, and, if not for last year's environmental charge, operating profits would have declined. Productivity and purchasing initiatives along with the impact of closing the paper facility in China favorably impacted current year results. Somewhat offsetting these benefits were higher energy, freight, material and labor costs that were not fully recovered by higher selling prices.



TUBES AND CORES

Sonoco is the world's leading producer of tubes and cores with 119 converting facilities on five continents. The Company's tubes and cores business serves industrial customers in a variety of markets, including the construction, film, paper, textile, metals, flowable products, and the tape and label industries. While the economic downturn impacted volumes in 2008, tubes and cores remained Sonoco's largest revenue producing group of products with approximately 30% of the Company's net sales.

Sales of tubes and cores in mature markets in North America and Europe have been essentially flat over the past several years, while sales in many emerging markets in South America, Eastern Europe and Asia have grown. With this geographic shift in industrial demand, Sonoco is expanding its international converting capabilities. For instance, during 2008, the Company expanded its production capacity at its St. Petersburg, Russia, plant to serve growing plastic film and paper markets.

South America was the lone region globally where Sonoco grew volumes for tubes and cores in 2008. In Brazil, Sonoco increased film core sales by 10% year over year. The Company also was awarded a significant new contract to supply cores to one of the country's largest paper companies. During the second half of 2009, the Company expects to further expand its regional converting footprint by opening a new converting operation in the south of Brazil to serve the country's fastest growing industrial market. Also during 2009, the Company is planning to leverage its strong position in Colombia to expand sales of tubes and cores to growing industrial markets in Ecuador and Peru.





■ Left: The expansion of Sonoco's Recycling facility in Raleigh, N.C., has helped the city improve efficiency and reduce costs by converting from dual-stream to single-stream waste collections. Above: The durability of Sonoco's Stealth Core™ film core allows it to withstand the pressure created by today's newer, faster converting equipment. Right: Compared with standard film cores, the Stealth Core film core has a higher recycled materials content and lighter weight, and is made using less energy.



Above: The tape industry is one of several tube and core markets Sonoco serves in North America. Other markets include paper mill products, textiles, plastic films and specialty products such as construction forms. Right: Tape and labels, film and construction are key growth markets for Sonoco's tube and core business. Top right: Sonoco produces paper utilizing nearly 100% recycled fiber consisting of mainly post-consumer sources.





NEW PRODUCT DEVELOPMENTS

In 2008, the Company introduced two new specialty cores that were developed to address challenges long faced by plastic film and corrugated manufacturers. The launch of the Stealth Core™ film core represents a quantum leap in film core design. This patent-pending core utilizes Active Tension Displacement technology to disperse radial pressures during the winding process, resulting in improved productivity and efficiency. Berry Plastics, a Sonoco film core customer, chose to launch its new Saturn™ handheld film line using the Stealth Core film core due to its performance and cost effectiveness. The sustainability appealed to Berry since it is made with less paper.

Sonoco also developed Intellicore™ engineered carriers, which feature Radio Frequency Identification technology. This "smart" core technology provides significant supply chain savings to corrugated manufacturers by providing roll identification throughout the core's life cycle.

Sonoco's compressed wood Durablock™ pallet blocks have been selected by commercial paper maker Domtar to replace wooden blocks in its pallets. Made from recycled wood chips, Durablock pallet blocks are preferred by pallet makers because they improve durability and performance and reduce manufacturing and maintenance costs.

OPERATING PROFIT TUBES AND CORES/PAPER
(MILLIONS OF DOLLARS)


$160
120
80
40
113.0
107.1
145.8
04
05
06
07
08

PAPER

Sonoco's global paperboard operations provide the primary raw material used in producing its fiber-based industrial and consumer packaging. The Company, which uses approximately 65% of this paperboard internally, also serves major external markets and is the largest producer of board for the tissue and towel market, including the HS Series core designed for high-speed winding equipment. The paperboard operations of Sonoco are supported by 22 paper mills with 32 paper machines.

SUSTAINABILITY CERTIFICATIONS

Sonoco's paper operations were recognized for their sustainable practices through several industry certifications in 2008. The Company received chain-of-custody certifications from all oversight organizations: the Forest Stewardship Council (FSC), the Sustainable Forestry Initiative (SFI) and the Program for the Endorsement of Forest Certification (PEFC). Chain-of-custody certifications recognize a company for sustainable fiber sourcing practices and the responsible tracking of wood fiber from its origin to its end use. These certifications specifically recognized 13 Sonoco recycled paperboard mills and two recycled rigid paper container plants in the United States and Canada.

Sonoco also received SFI certification for responsible and sustainable forestry management practices. The Company currently owns and manages approximately 56,490 acres of timberland that are included within the scope of the SFI standard.

SONOCO RECYCLING

One of the largest recyclers in North America, Sonoco Recycling annually collects more than 3 million tons of recyclable materials including old corrugated containers (OCC) and other paper, plastics and metals. Approximately 1.7 million tons of OCC is supplied annually to the Company's global paper operations. The Company operates 50 recycling facilities throughout the world, including sophisticated material recovery facilities (MRF) in Columbia, S.C., and Raleigh, N.C., which process single- and dual-stream commercial and residential recyclables.

During 2008, Sonoco invested approximately $3.5 million to expand its Raleigh MRF to allow the city to convert to all single-stream, comingled residential recycling. This upgrade allows the facility to process nearly twice as much material while reducing the city's collection costs.



NET SALES
PACKAGING SERVICES
(MILLIONS OF DOLLARS)


$600
450
300
150
456
457
519
518
04
05
06
07
08

THE PACKAGING SERVICES SEGMENT ACCOUNTED FOR APPROXIMATELY 12% of Sonoco's consolidated net sales in 2008. This segment provides packaging supply chain management, including custom packing, fulfillment, primary package filling, scalable service centers and global brand artwork management. Other services provided by this segment include designing, manufacturing, assembling, packing and distributing temporary, semipermanent and permanent point-of-purchase (P-O-P) displays, as well as contract packaging, co-packing and fulfillment services.

Sales for the Packaging Services segment in 2008 were $518 million, compared with $519 million in 2007. Sales decreased slightly as volume shortfalls and lower selling prices were mostly offset by the impact of favorable exchange rates and added sales from a small acquisition. The selling price decreases were primarily the result of competitive bidding activity in the latter half of 2007, the impact of which was not fully realized until 2008. Domestic sales decreased to approximately $334 million, a 10.7% reduction, while international sales increased to approximately $183 million, up 26.8%, primarily as a result of increased service center volume in Poland.

Operating profits for the Packaging Services segment were $29.1 million, down 34.7%, compared with $44.5 million in 2007. The decrease in segment operating profits is attributable to lower selling prices and volume decreases in P-O-P displays and fulfillment operations. In addition, lower capacity utilization negatively impacted productivity. Although service center volume increased, it had very little impact on profits as these sales were on a pass-through basis with no significant additional gross margin.

SERVICE CENTERS

At its three dedicated service centers and eight fulfillment operations in the United States and Europe, Sonoco provides global supply chain management services to an increasing number of major consumer product companies. For Procter & Gamble (P&G), Sonoco packages Gillette® razors and blades for the North American market at a dedicated service center in Devens, Mass., and for European, Middle Eastern and African markets at a service center in Lodz, Poland. During 2008, P&G awarded Sonoco a contract to transition its razors and blades contract packing operations from Devens to operations in Andover, Mass., and Mexico. Transition activities are expected to run through 2010.


New!
Roundup
PUMP 'N GO
HARD ON WEEDS, EASY ON YOU!

Sonoco is continuing to expand its service center operations in Poland. Colgate-Palmolive awarded Sonoco a five-year contract to manage all of its European promotional packaging requirements for Colgate's oral care products. These packaging services are being handled in a new dedicated service center in Wroclaw, Poland, opening in the first quarter of 2009. This new operation consolidates previous co-packing work performed for Colgate throughout Europe.

At its service center in Strykow, Poland, Sonoco has entered into an agreement with Swiss Precision Diagnostics (SPD), a joint venture between P&G and Inverness Medical, to provide packing services for SPD's wide range of pregnancy diagnostic kits. Products packed at the service center will come from several global sources before being shipped to SPD's European distribution network. Sonoco's Strykow plant also provides full-service, customized packing for P&G and the LEGO System A/S of Denmark. In addition, the Company packs baby,


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■ Left: P-O-P display systems are a key component of Sonoco's strategy to provide consumer product companies with total solutions packaging services. Above: Sonoco CorrFlex's creative team in Cincinnati, Ohio, oversees design aspects of P-O-P displays, including graphics, engineering and sustainability. Right: Sonoco CorrFlex creates P-O-P display systems customizable for floor use, countertops or as end caps.


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Left: Cadbury Adams USA had Sonoco CorrFlex design this high-impact floor display for its Halls ProHealth Defense® product line. Above: Startup activities at Sonoco's new service center in Wroclaw, Poland, get underway as workers begin packaging fulfillment services for Colgate-Palmolive's oral care products. Right: Sonoco handles turn-key display and promotional packaging services for clients in the snack food, candy, electronics, personal care and other markets.

beauty and family care products for P&G at a service center in Euskirchen, Germany.

For Hewlett-Packard (HP), Sonoco packs ink cartridges for sale throughout the Americas at a dedicated service center in Sandston, Va. In 2009, Sonoco will open a new packing line for HP in a plant near São Paulo, Brazil.



Stride
THE RIDICULOUSLY LONG LASTING GUM

POINT-OF-PURCHASE DISPLAYS

Sonoco CorrFlex is one of the largest providers of retail displays and fulfillment services in the United States and an important part of the Company's total solution consumer packaging and services strategy. Last year was a year of transition for Sonoco CorrFlex as many of its customers reduced promotional advertising because of the slowing economy. In 2008, the Company focused on building new business relationships and capabilities, and was awarded new promotional opportunities with large consumer product companies including P&G, Scotts Miracle-GRO Company, Cadbury Adams USA and others.

OPERATING PROFIT PACKAGING SERVICES
(MILLIONS OF DOLLARS)



$48
36
24
12
30.3
44.8
39.2
29.1
04
05
06
07
08

Sonoco CorrFlex continued to gain grocery and club store sales through its unique Sonopop® display, the Company's customizable and cost-effective pallet display system. This durable system incorporates Sonoco's proprietary Sonopost® technology that features engineered paper-based components strong enough to deliver large-sized consumer products ranging from fertilizers to snack foods. Another distinct advantage that Sonopop displays offer is they are completely recyclable and provide a floor life three to four times longer than more traditional pallet display systems.

The quality and effectiveness of Sonoco's P-O-P displays did not go unnoticed in 2008 as Sonoco CorrFlex won 11 Outstanding Merchandising Achievement Awards (OMA) at the 50th Annual Point of Purchase Advertising International (POPAI) design competition. The awards are given for creativity and innovation in the design of temporary, semipermanent and permanent displays. Judges from the P-O-P industry, including brand marketers, display producers and creative agencies, evaluated 587 entries from 80 companies in the highly competitive contest.

Sonoco won Gold OMAs for the Crest® Whitestrips® Daily Multi-Care launch PDQ-tray display and Crest Back to Basics Regimen pallet display created for P&G, and Conwood Tobacco's Grizzly® Snuff counter display; Silver awards were won for the end cap and countertop displays developed for Elizabeth Arden's With Love...Hilary Duff fragrance, the Pantene Restoratives and Expressions Premium counter displays created for P&G as well as the Bayer Health Care Aleve® Liquid Gels launch PDQ-tray display. Sonoco received Bronze awards for its Cadbury Adams National 6+1 Gum counter display, universal display system for Cadbury Adams' Halls® and Chewy candy brands, Columbia® Signature portfolio floor display, Diageo Portable Tasting Bar and Theraflu®/Triaminic® combo tray for Novartis Consumer Health, Inc.

GLOBAL GRAPHICS MANAGEMENT

Sonoco Trident, the Company's global graphic artwork management business, was awarded several new contracts in 2008, including a global agreement with P&G to support approximately 8,500 pieces of artwork for many of its most popular hair care and beauty products in Europe, North America, South America and Asia. The Company also expanded artwork management business with McDonald's, Avon, Dr. Reddy's and Kroger. Based in Hull, England, U.K., Sonoco Trident uses a proprietary computerized global graphics operating system to manage and enhance brand images for global consumer product companies.



SONOCO PRODUCES PROTECTIVE PACKAGING, WIRE AND CABLE REELS, molded and extruded plastics, and paperboard specialties. These operations are reported as All Other Sonoco. In 2008, these businesses accounted for approximately 9% of the Company's net sales.

All Other Sonoco sales were $360 million in 2008, compared with 2007 sales of $371 million. Sales for All Other Sonoco decreased on lower volumes in molded plastics, protective packaging and wire and cable reels, which were partially offset by selling price increases and the effect of favorable exchange rates. Domestic sales were approximately $282 million, down 4.1% from 2007, and international sales were approximately $78 million, an increase of 1.2%.

Operating profits for All Other Sonoco were $44.4 million, compared with $51.4 million in 2007. Operating profits in All Other Sonoco decreased due to volume declines and an unfavorable shift in the mix of business, partially offset by manufacturing productivity and purchasing initiatives. Through higher selling prices, the Company was able to recover increases in raw material costs but not higher costs of energy, freight and labor.

PROTECTIVE PACKAGING

Sonoco is a leading provider of custom-designed and engineered protective packaging solutions for appliances, heating and air conditioning units, exercise equipment, furniture, office furnishings, lawn and garden equipment, and many other consumer products. While impacted by the slowdown in appliance manufacturing in the United States, Sonoco's paper-based protective packaging business continued to drive growth through entry into new markets and global expansion.

The Company recently developed a new packaging solution for HP's mid- to large-sized printers that reduces overall packaging weight by more than one-third and packaging volume by more than 50%. The new package also provides improved stacking strength for lower warehouse and freight costs.

Damage prevention continues to be a focal point for retailers and manufacturers, and to that end, Sonoco offers customers its proprietary Sonopost® corner posts, cross braces and Sonobase® carrier systems. In addition to HP, Sonoco provides protective packaging services to most of the major North American appliance manufacturers, including Whirlpool, Maytag, Bosch and Electrolux Home Products (Frigidaire). During 2008, the Company expanded sales in China and opened a new protective packaging line in Turkey to serve a large European appliance manufacturer. The Company already has strong relationships in Mexico and in 2009 is planning to expand operations into Brazil.

WIRE AND CABLE REELS

Sonoco is North America's leading manufacturer and provider of packaging and supply chain solutions for wooden, composite and metal reels for the wire and cable industry. Through its five manufacturing facilities in the United States, the Company offers a list of products that includes nailwood, plywood, composite and metal reels. Products and services are provided on a just-in-time basis at 35 service centers in the United States and Canada.

Despite a downturn in demand for residential, commercial and certain industrial wiring, Sonoco is positioning its wire and cable reels business to take advantage of growing demand for cables to serve the power distribution grid, wind power, proposed nuclear power plant construction projects and oil exploration. The Company is also exploring international sales growth opportunities in emerging markets and new product developments.

MOLDED AND EXTRUDED PLASTICS

Sonoco provides engineered plastic products, including comprehensive product design, tool design and fabrication using injection-molding and extruding technologies for customers in North America, South America, Europe and Asia.

As part of its strategy to produce more consumer-related products, the Molded and Extruded Plastics division introduced two patent-pending molded plastic overcaps that provide consumers with easy-open and reclose functionality while keeping foods fresh. The Company's Sealclick® overcap was specifically designed for a new Sonoco composite coffee container, while a specially designed hinged overcap was successfully launched in 2008 on the Company's award-winning Linearpak container for Target's Archer Farms cereals.



■ Above: An employee at Sonoco's protective packaging plant in Nashville, Tenn., carries a load of Sonopost® corner posts to the assembly area for use in Sonoco's new protective packaging for HP's mid- to large-sized printers. Right: The new packaging design for HP's printers reduces the foam needed for shipping by almost 70% and uses between 22% and 49% less corrugated material by weight than previous packaging.





SAFETY IS A TOP PRIORITY FOR SONOCO AND ITS EMPLOYEES. Through ongoing training, including programs focused on eliminating motion-related injuries, Sonoco employees set a new safety record with a total incident rate of .63, eclipsing the previous record set last year of .75. In the past decade, the number of recordable injuries has been reduced by approximately 71%.

Also in 2008, 222 Sonoco facilities qualified for the Company's prestigious President's Safety Award, which is given to plants and other facilities that complete 200,000 hours without a recordable injury. Of the 222 facilities recognized, 158 achieved the annual award by completing the year without a recordable injury. For the year, three of every four Sonoco businesses had a reduction in injury-related incidents.

EMPLOYEE AND SUPPLIER DIVERSITY

Sonoco continues to put great emphasis on diversity and the result is an ever-expanding program that has helped the Company build a reputation for high ethical standards and integrity among its employees and suppliers. In 2008, Sonoco repositioned its approach to diversity by stressing the role diversity plays in overall business success.

As a result of Sonoco's commitment to employee diversity and findings from its diversity survey, which is conducted every two years to gauge progress, the Company continues to launch new initiatives and expand existing ones. A key tool Sonoco uses to measure diversity in the workplace is its diversity tracking report, which highlights trends in areas such as women and minority representation, hiring practices, promotions and terminations. Since 2004, Sonoco's representation in exempt positions for women has grown from approximately 24% to 25.6%, while minority representation has grown from approximately 8.4% to 9.8%. Updated quarterly and shared with Sonoco's leadership team, this report provides a roadmap for the Company's ongoing diversity efforts. The report is a complement to Sonoco's diversity talent review, a process that ensures a diverse population of employees is being identified and developed to serve in future leadership roles.

SAFETY PERFORMANCE
(TOTAL INCIDENT RATE PER 100 EMPLOYEES PER YEAR)


2.40
1.80
1.20
.60
2.39
1.99
1.49
1.19
1.03
.98
.84
.85
.75
.63
99
00
01
02
03
04
05
06
07
08

EMPLOYEE DIVERSITY
(PERCENT)


28
21
14
7
24.4
24.9
25.3
25.4
25.6
9.2
9.3
9.8
04
05
06
07
08
WOMEN
MINORITY

Sonoco also encourages networking through its Employee Network groups that specifically target women and minorities. These groups are designed to promote Sonoco's family friendly policies and assist in attracting and retaining women and minority employees. In 2008, the two groups worked to enhance a number of Company initiatives aimed at employee diversity, including work-life benefits, mentoring, and women and minority recruitment via the Internet.

Supplier diversity is another facet of Sonoco's diversity program that plays a critical role in the Company's success. In 2008, Sonoco increased its spending with women- and minority-owned businesses by 14%. The Company also was recognized by Coca Cola for its "Partners in the Promise" award, which is given annually to individuals or companies that display a strong commitment to supplier diversity. Sonoco was the only corporation recognized for the award in 2008.

REACHING OUT TO COMMUNITIES

Eleven decades have passed since Sonoco began doing business and its commitment to the communities where it operates is as strong as ever. The Company's belief that flourishing communities and thriving businesses are mutually interdependent is


My
Agenda
Book

■ As part of its commitment to support the community and education, Sonoco sponsored the "Learn Alive" science workshop held for teachers at EdVenture in Columbia, S.C.

a driving force behind its desire to improve the quality of life for employees and their fellow citizens.

Sonoco invests approximately 1% of its consolidated pretax income in nonprofit organizations, principally to support education, health and welfare, arts and the environment. Of this amount, approximately 75% went to support education in 2008, including a strong partnership with the South Carolina Governor's School for Science and Mathematics in Hartsville, S.C., as well as a number of higher education institutions.


DELOACH


COKER


DAVIES


FORT


LAWTON


LINVILLE

HARRIS E. DELOACH JR., 64
Chairman of the Board since 2005, President and Chief Executive Officer since 2000. Served on the Board since 1998. Member of the Executive Committee.

JAMES L. COKER, 68
President, JLC Enterprises (private investments), Stonington, Conn., since 1979. Formerly Secretary of the Company 1969–1995; President of Sonoco Limited, Canada 1972–1979. Served on the Board since 1969. Member of the Employee and Public Responsibility, and Financial Policy Committees.

DR. PAMELA L. DAVIES, 52
President of Queens University of Charlotte (institution of higher learning), Charlotte, N.C., since 2002. Formerly Dean of the McColl School of Business at Queens University of Charlotte 2000–2002; Professor of Management and Dean of the LeBow College of Business at Drexel University 1997–2000. Served on the Board since 2004. Member of the Executive Compensation, Employee and Public Responsibility, and Financial Policy Committees.

CALEB C. FORT, 47
Co-chairman, The Merit Group, Inc. (distributors of residential and commercial paint-related products and various industrial supplies), Spartanburg, S.C., since 1998. Formerly a Principal of Lancaster Distributing Company 1990–1998. Served on the Board since 2001. Member of the Audit, Corporate Governance and Nominating, and Executive Compensation Committees.

EDGAR H. LAWTON III, 48
President and Treasurer, Hartsville Oil Mill (vegetable oil processor), Darlington, S.C., since 2000. Formerly Vice President of Hartsville Oil Mill 1991–2000. Served on the Board since 2001. Member of the Employee and Public Responsibility, and Financial Policy Committees.

JOHN E. (JACK) LINVILLE, 63
Attorney in private practice in New York, N.Y., since 2004. Formerly Counsel with Manatt, Phelps & Phillips, LLP 2003–2004, joining the firm through its merger with his prior firm, Kalkines, Arky, Zall & Bernstein, LLP 1990–2003; General Counsel and then acting President of the New York Health & Hospitals Corporation prior to 1990. Served on the Board since 2004. Member of the Audit and Employee and Public Responsibility Committees.

JAMES M. MICALI, 61
"Of Counsel" with Ogletree Deakins, LLC (law firm) and senior advisor to Azalea Capital, LLC (private equity firm) Greenville, S.C., since August 2008. Formerly Chairman and President, Michelin North America, Inc. 1996–2008 and a member of Michelin Group's Executive Council since 2001; Executive Vice President, Legal and Finance of Michelin North America 1990–1996. Served on the Board since 2003. Member of the Audit, Executive, Executive Compensation, and Corporate Governance and Nominating Committees.


MULLIN


MICALI


NEWTON


OKEN


ROLLIER


WHIDDON

JOHN H. MULLIN III, 67

Chairman, Ridgeway Farm LLC (privately held timber and farming business), Brookneal, Va., since 1989. Formerly associated with Dillon, Read & Co. Inc. 1969–1989, last serving as Managing Director. Served on the Board since 2002. Member of the Corporate Governance and Nominating, Executive, Executive Compensation and Financial Policy Committees.

LLOYD W. NEWTON, 66

Retired. Formerly Executive Vice President of Pratt & Whitney Military Engines business unit (developer and manufacturer of engines for military and commercial aircraft), E. Hartford, Conn. (a part of United Technologies Corporation) 2000–2006; retired four-star General, U.S. Air Force in 2000. Joined the Board in February 2008. Member of the Audit, and Employee and Public Responsibility Committees.

MARC D. OKEN, 62

Managing partner of Falfurrias Capital Partners (private equity firm), Charlotte, N.C., since 2006. Formerly held executive officer positions at Bank of America Corporation 1989–2006, most recently as Chief Financial Officer; partner at Price Waterhouse for 13 years; a fellow with the Securities and Exchange Commission 1981–1983. Served on the Board since 2006. Member of the Audit, Corporate Governance and Nominating, and Executive Compensation Committees.

PHILIPPE R. ROLLIER, 66

Retired. Formerly President and Chief Executive Officer of Lafarge North America (construction materials group), Herndon, Va., 2001–2006; held numerous positions with Lafarge Group before assuming the responsibilities of President and Chief Executive Officer in 2001. Served on the Board since 2007. Member of the Audit, and Employee and Public Responsibility Committees.

THOMAS E. WHIDDON, 56

Advisory Director of Berkshire Partners, LLC (private equity firm), Boston, Mass., since 2005. Formerly Executive Vice President, Logistics and Technology of Lowe's Companies, Inc. 2000–2003; Executive Vice President and Chief Financial Officer of Lowe's 1996–2000. Served on the Board since 2001. Member of the Corporate Governance and Nominating, and Financial Policy Committees.



From left, Harris DeLoach, Eddie Smith, Jack Sanders, Cindy Hartley, Jim Bowen, Charlie Hupfer and Charles Sullivan

EXECUTIVE COMMITTEE

HARRIS E. DELOACH JR., 64

Chairman of the Board, President and Chief Executive Officer since 2005. Previously President and Chief Executive Officer 2000–2005; Chief Operating Officer April–July 2000; Senior Executive Vice President 1999–2000; Executive Vice President 1996–1999. Joined Sonoco in 1985.

JIM C. BOWEN, 58

Senior Vice President, Sonoco Recycling and Internal Supply since November 2008. Previously Senior Vice President 2002–2008; Senior Vice President, Global Paper Operations 2000–2002; Vice President and General Manager, Paper 1997–2000. Joined Sonoco in 1972.

CYNTHIA A. HARTLEY, 60

Senior Vice President, Human Resources since 2002. Previously Vice President, Human Resources 1995–2002. Joined Sonoco in 1995.

CHARLES J. HUPFER, 62

Senior Vice President and Chief Financial Officer since February 2009. Previously Senior Vice President, Chief Financial Officer and Corporate Secretary 2005–2009; Vice President, Chief Financial Officer and Corporate Secretary 2002–2005. Joined Sonoco in 1975.

M. JACK SANDERS, 55

Executive Vice President, Industrial since February 2008. Previously Senior Vice President, Global Industrial Products 2006–2008; Vice President, Global Industrial Products January–October 2006; Vice President, Industrial Products N.A. 2001–2006. Joined Sonoco in 1987.

EDDIE L. SMITH, 57

Vice President, Industrial Products and Paper Europe since 2006. Previously Vice President, Customer and Business Development 2002–2006; Vice President and General Manager, Flexible Packaging 1998–2002. Joined Sonoco in 1971.

CHARLES L. SULLIVAN JR., 65

Executive Vice President, Consumer since 2005. Previously Senior Vice President 2000–2005. Joined Sonoco in 2000.

OTHER CORPORATE OFFICERS

VICKI B. ARTHUR, 51

Vice President, Global Corporate Accounts since February 2008. Previously Division Vice President, Global Corporate Accounts. Joined Sonoco in 1984.

RITCHIE L. BOND, 52

Staff Vice President, Treasurer and Corporate Secretary since February 2009. Previously Staff Vice President and Treasurer. Joined Sonoco in 2005.

BERNARD W. CAMPBELL, 59

Vice President and Chief Information Officer since 1996. Previously Staff Vice President, Information Services. Joined Sonoco in 1988.

R. HOWARD COKER, 46

Vice President and General Manager, Rigid Paper and Closures, North America since February 2009. Previously Division Vice President and General Manager, Rigid Paper and Closures. Joined Sonoco in 1985.

JOHN M. COLYER JR., 48

Vice President, Industrial Converted Products N.A. since November 2008. Previously Vice President, Industrial Products, N.A. Joined Sonoco in 1983.

RODGER D. FULLER, 47

Vice President, Global Rigid Paper and Closures since March 2008. Previously Vice President, Rigid Paper and Plastics N.A. Joined Sonoco in 1985.

KEVIN P. MAHONEY, 53

Vice President, Corporate Planning since 2000. Previously Staff Vice President, Corporate Planning. Joined Sonoco in 1987.

MARTY F. PIGNONE, 52

Vice President, Global Manufacturing, Industrial since February 2008. Previously Vice President, Paper N.A. Joined Sonoco in 1997.

BARRY L. SAUNDERS, 49

Vice President and Corporate Controller and Chief Accounting Officer since February 2008. Previously Staff Vice President and Corporate Controller and Chief Accounting Officer. Joined Sonoco in 1989.

ROGER P. SCHRUM, 53

Vice President, Investor Relations and Corporate Affairs since February 2009. Previously Staff Vice President, Investor Relations and Corporate Affairs. Joined Sonoco in 2005.

ROB C. TIEDE, 50

Vice President and General Manager, Flexible Packaging since February 2009. Previously Division Vice President and General Manager, Flexible Packaging. Joined Sonoco in 2004.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File No. 0-516

SONOCO PRODUCTS COMPANY

Incorporated under the laws of South Carolina

I.R.S. Employer Identification No. 57-0248420

1 N. Second St.
Hartsville, SC 29550
Telephone: 843/383-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
No par value common stock	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting common stock held by nonaffiliates of the registrant (based on the New York Stock Exchange closing price) on June 27, 2008, which was the last business day of the registrant's most recently completed second fiscal quarter, was $2,970,969,646. Registrant does not (and did not at June 27, 2008) have any non-voting common stock outstanding.

As of February 20, 2009, there were 99,789,952 shares of no par value common stock outstanding.

Documents Incorporated by Reference

Portions of the Proxy Statement for the annual meeting of shareholders to be held on April 15, 2009, which statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Report relates, are incorporated by reference in Part III.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Statements included in this Annual Report on Form 10-K that are not historical in nature, are intended to be, and are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. The words "estimate," "project," "intend," "expect," "believe," "consider," "plan," "anticipate," "objective," "goal," "guidance," "outlook," "forecasts," "future," "will," and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding offsetting high raw material costs; improved productivity and cost containment; adequacy of income tax provisions; refinancing of debt; adequacy of cash flows; anticipated amounts and uses of cash flows; effects of acquisitions and dispositions; adequacy of provisions for environmental liabilities; financial strategies and the results expected from them; continued payments of dividends; stock repurchases; producing improvements in earnings; financial results for future periods; and creation of long-term value for shareholders. Such forward-looking statements are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management. Such information includes, without limitation, discussions as to guidance and other estimates, expectations, beliefs, plans, strategies and objectives concerning our future financial and operating performance. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, without limitation:

- availability and pricing of raw materials;
- success of new product development and introduction;
- ability to maintain or increase productivity levels and contain or reduce costs;
- international, national and local economic and market conditions;
- availability of credit to us, our customers and/or suppliers in needed amounts and/or on reasonable terms;
- fluctuations in obligations and earnings of pension and postretirement benefit plans;
- ability to maintain market share;
- pricing pressures and demand for products;
- continued strength of our paperboard-based tubes and cores and composite can operations;
- anticipated results of restructuring activities;
- resolution of income tax contingencies;
- ability to successfully integrate newly acquired businesses into the Company's operations;
- rate of growth in foreign markets;
- foreign currency, interest rate and commodity price risk and the effectiveness of related hedges;
- actions of government agencies and changes in laws and regulations affecting the Company;
- liability for and anticipated costs of environmental remediation actions;
- ability to weather the current economic downturn;
- loss of consumer or investor confidence; and
- economic disruptions resulting from terrorist activities.

The Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report on Form 10-K might not occur.

REFERENCES TO OUR WEB SITE ADDRESS

References to our Web site address and domain names throughout this Annual Report on Form 10-K are for informational purposes only, or to fulfill specific disclosure requirements of the Securities and Exchange Commission's rules or the New York Stock Exchange Listing Standards. These references are not intended to, and do not, incorporate the contents of our Web sites by reference into this Annual Report on Form 10-K.

ITEM 1. BUSINESS

(A) GENERAL DEVELOPMENT OF BUSINESS –

The Company is a South Carolina corporation founded in Hartsville, South Carolina, in 1899 as the Southern Novelty Company. The name was subsequently changed to Sonoco Products Company (the "Company" or "Sonoco"). Sonoco is a manufacturer of industrial and consumer packaging products and a provider of packaging services, with 327 locations in 35 countries.

Information about the Company's acquisitions, dispositions, joint ventures and restructuring activities is provided in Notes 2 and 3 to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

(B) FINANCIAL INFORMATION ABOUT SEGMENTS –

Information about the Company's reportable segments is provided in Note 17 to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

(C) NARRATIVE DESCRIPTION OF BUSINESS –

Products and Services – The following discussion outlines the principal products produced and services provided by the Company.

Consumer Packaging

The Consumer Packaging segment accounted for approximately 38%, 36% and 36% of the Company's net sales in 2008, 2007 and 2006, respectively. The operations in this segment consist of 61 plants throughout the world. The products, services and markets of the Consumer Packaging segment are as follows:

Rigid Packaging – Paper

Products and Services	*Markets*
Round and shaped composite paperboard cans, paperboard pails, single-wrap paperboard packages, fiber cartridges	Food: Powdered beverages and infant formulas, cereal, coffee, snacks, nuts, cookies and crackers, confectionery, frozen concentrates, refrigerated dough, spices/seasonings, nutritional supplements, pet foods Nonfood: Adhesives, caulks, cleansers, chemicals, lawn and garden, automotive, pet products

Rigid Packaging – Blow Molded Plastics

Products and Services	*Markets*
Monolayer and multilayer bottles, jars, tubs, squeeze tubes	Food: Noncarbonated high-barrier beverages/ready-to-drink products, condiments Nonfood: Health and beauty, household chemicals, industrial chemicals, pharmaceuticals, automotive, adhesives/specialty products

Rigid Packaging – Thermoformed Plastic

Products and Services	*Markets*
Monolayer, coated and barrier and non-barrier laminated tubs, cups, consumer and institutional trays	Processed foods, sauces and dips, pet foods, snacks and nuts, fresh-cut produce, desserts

Ends and Closures

Products and Services	*Markets*
Aluminum, steel and peelable membrane easy-open closures for composite, metal and plastic containers	Pet food, vegetables, fruit, seafood, poultry, soup and pasta, dairy, powdered infant formula, coffee

Printed Flexible Packaging

Products and Services	*Markets*
Flexible packaging made from thin-gauge, high-value-added rotogravure, flexographic and combination printed film including high-performance laminations, rotogravure cylinder engraving	Confectionery and gum, hard-baked goods, coffee, processed foods, beverages, snack foods, pet foods, home and personal care

Sonoco's rigid packaging – paper products are the Company's second largest revenue-producing group of products and services, representing approximately 17%, 15% and 16% of consolidated net sales in 2008, 2007 and 2006, respectively.

Tubes and Cores/Paper

The Tubes and Cores/Paper segment accounted for approximately 41%, 42% and 42% of the Company's net sales in 2008, 2007 and 2006, respectively. This segment serves its markets through 171 plants on five continents. Sonoco's paper operations provide the primary raw material for the Company's fiber-based packaging. Sonoco uses approximately 65% of the paper it manufactures and the remainder is sold to third parties. This vertical integration strategy is supported by 22 paper mills with 32 paper machines and 50 recycling facilities throughout the world. In 2008, Sonoco had the capacity to manufacture approximately 1.8 million tons of recycled paperboard. The products, services and markets of the Tubes and Cores/Paper segment are as follows:

Tubes and Cores

Products and Services	*Markets*
Paperboard tubes, cores, roll packaging, molded plugs, pallet components, concrete forms, void forms, rotary die boards	Construction, film, flowable products, metal, paper mill, shipping and storage, tape and label, textiles, converters

Paper

Products and Services	*Markets*
Recycled paperboard, chipboard, tubeboard, lightweight corestock, boxboard, linerboard, specialty grades, recovered paper	Converted paper products, spiral winders, beverage insulators

Sonoco's tubes and cores products and services are the Company's largest revenue-producing group of products and services, representing approximately 30%, 31% and 31% of consolidated net sales in 2008, 2007 and 2006, respectively.

Packaging Services

The Packaging Services segment accounted for approximately 12%, 13% and 12% of the Company's consolidated net sales in 2008, 2007 and 2006, respectively. The products, services and markets of the Packaging Services segment are as follows:

Service Centers

Products and Services	*Markets*
Packaging supply chain management, including custom packing, fulfillment, primary package filling, scalable service centers, global brand artwork management	Personal care, baby care, beauty, healthcare, food, electronics, hosiery, pharmaceuticals, office supplies, toys

Point-of-Purchase (P-O-P)

Products and Services	*Markets*
Designing, manufacturing, assembling, packing and distributing temporary, semipermanent and permanent P-O-P displays, as well as contract packaging, co-packing and fulfillment services	Automotive, beverages, confectionery, electronics, cosmetics, foods, fragrances, healthcare, home and garden, liquor, medical, office supply, over-the-counter drugs, personal care, sporting goods, tobacco

All Other Sonoco

All Other Sonoco accounted for approximately 9%, 9% and 10% of the Company's net sales in 2008, 2007 and 2006, respectively. In addition to the products and services outlined in each of the segments above, the Company produces the following products:

Wire and Cable Reels

Products and Services	*Markets*
Steel, nailed wooden, plywood, recycled and poly-fiber reels	Wire and cable manufacturers

Molded and Extruded Plastics

Products and Services	*Markets*
Product design, tool design and fabrication; manufacturing in both injection molding and extrusion technologies	Consumer and industrial packaging, food service, textiles, wire and cable, fiber optics, plumbing, filtration, automotive, medical, healthcare

Paperboard Specialties

Products and Services	*Markets*
Custom-printed Stancap® glass covers, Rixie™ coasters, other paper amenities	Hotels and resorts, food and beverage, healthcare facilities, catering services, transportation, advertising

Protective Packaging

Products and Services	*Markets*
Proprietary Sonopost® technology, Sonobase® carrier, the Sonopop® system (sold by Sonoco CorrFlex), concepts, design, testing and manufacturing of multimaterial total packaging solutions, on-site engineering, ISTA- and Sears-certified engineering and testing facilities, contract testing facilities	Household appliances, heating and air conditioning, office furnishings, automotive, fitness equipment, lawn and garden, promotional and palletized distribution

Product Distribution – Each of the Company's operating units has its own sales staff, and maintains direct sales relationships with its customers. For those customers that buy from more than one business unit, the Company often assigns a single representative or team of specialists to handle that customer's needs. Some of the units have service staff at the manufacturing facility that interacts directly with customers. The Tubes and Cores/Paper segment also has a customer service center located in Hartsville, South Carolina, which is the main contact point between its North American business units and their customers. Divisional sales personnel also provide sales management, marketing and product development assistance as needed. Product distribution is normally directly from the manufacturing plant to the customer, but in some cases, product is warehoused in a mutually advantageous location to be shipped to the customer as needed.

Raw Materials – The principal raw materials used by the Company are recoverd paper, paperboard, steel, aluminum and plastic resins. Raw materials are purchased from a number of outside sources. The Company considers the supply and availability of raw materials to be adequate to meet its needs.

Patents, Trademarks and Related Contracts – Most inventions and product and process innovations are generated by Sonoco's development and engineering staff, and are important to the Company's internal growth. Patents have been granted on many inventions created by Sonoco staff in the United States and other

countries. These patents are managed globally by a Sonoco intellectual capital management team through the Company's subsidiary, Sonoco Development, Inc. (SDI). SDI globally manages patents, trade secrets, confidentiality agreements and license agreements. Some patents have been licensed to other manufacturers. Sonoco also licenses a few patents from outside companies and universities. U.S. patents expire after 17 or 20 years, depending on the patent issue date. New patents replace many of the abandoned or expired patents. A second intellectual capital subsidiary of Sonoco, SPC Resources, Inc., globally manages Sonoco's trademarks, service marks, copyrights and Internet domain names. Most of Sonoco's products are marketed worldwide under trademarks such as Sonoco®, Sonotube®, Safe-Top®, Sealed Safe®, Duro® and Durox®. Sonoco's registered Web domain names such as *www.sonoco.com* and *www.sonotube.com* provide information about Sonoco, its people and products. Trademarks and domain names are licensed to outside companies where appropriate.

Seasonality – The Company's operations are not seasonal to any significant degree, although the Consumer Packaging and Packaging Services segments normally report slightly higher sales and operating profits in the second half of the year, when compared to the first half.

Working Capital Practices – The Company is not required to carry any significant amounts of inventory to meet customer requirements or to assure itself continuous allotment of goods, nor does it provide extended terms to customers.

Dependence on Customers – On an aggregate basis, the five largest customers in the Tubes and Cores/Paper segment accounted for approximately 7% of that segment's sales and the five largest customers in the Consumer Packaging segment accounted for approximately 32% of that segment's sales. The dependence on a few customers in the Packaging Services segment is more significant as the five largest customers in this segment accounted for approximately 68% of that segment's sales.

Sales to Procter & Gamble, the Company's largest customer, represented approximately 12% of the Company's consolidated revenues in 2008. In addition, this concentration of sales volume resulted in a corresponding concentration of credit, representing approximately 12% of the Company's consolidated trade accounts receivable at December 31, 2008. No other customer comprised more than 5% of the Company's consolidated revenues in 2008 or accounts receivable at December 31, 2008.

Backlog – Most customer orders are manufactured with a lead time of three weeks or less. Therefore, the amount of backlog orders at December 31, 2008, was not material. The Company expects all backlog orders at December 31, 2008, to be shipped during 2009.

Competition – The Company sells its products in highly competitive markets, which include paper, textile, film, food, chemical, pharmaceutical, packaging, construction, and wire and cable. All of these markets are influenced by the overall rate of economic activity and their behavior is principally driven by supply and demand. Because we operate in highly competitive markets, we regularly bid for new and continuing business. Losses and/or awards of business from our largest customers, customer changes to alternative forms of packaging, and the repricing of business, can have a significant effect on our operating results. The Company manufactures and sells many of its products globally. The Company, having operated internationally since 1923, considers its ability to serve its customers worldwide in a timely and consistent manner a competitive advantage. The Company also believes that its technological leadership, reputation for quality and vertical integration are competitive advantages. Expansion of the Company's product lines and global presence is driven by the rapidly changing needs of its major customers, who demand high-quality, state-of-the-art, environmentally compatible packaging, wherever they choose to do business. It is important to be a low-cost producer in order to compete effectively. The Company is constantly focused on productivity improvements and other cost-reduction initiatives utilizing the latest in technology.

Research and Development – Company-sponsored research and development expenses totaled approximately $15.9 million in 2008, $15.6 million in 2007, and $12.7 million in 2006. Customer-sponsored research and development expenses were not material in any of these periods. Significant projects in Sonoco's Tubes and Cores/Paper segment during 2008 included efforts to design and develop new products for the construction industry and for the film and tape industries. In addition, efforts were focused on enhancing performance characteristics of the Company's tubes and cores in the textile, film and paper packaging areas, as well as on projects aimed at enhancing productivity. During 2008, the Consumer Packaging segment continued to invest in a broad range of cost-reduction projects, high-value flexible packaging enhancements, rigid plastic containers technology and next-generation composite packaging.

Compliance with Environmental Laws – Information regarding compliance with environmental laws is provided in Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Risk Management," and in Note 15 to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

Number of Employees – Sonoco had approximately 17,500 employees worldwide as of December 31, 2008.

(D) FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS –

Financial information about geographic areas is provided in Note 17 to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K, and in the information about market risk in Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Risk Management" of this Annual Report on Form 10-K.

(E) AVAILABLE INFORMATION –

The Company electronically files with the Securities and Exchange Commission (SEC) its annual reports on Form 10-K, its quarterly reports on Form 10-Q, its periodic reports on Form 8-K, amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 (the "1934 Act), and proxy materials pursuant to Section 14 of the 1934 Act. The SEC maintains a site on the Internet, *www.sec.gov*, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Sonoco also makes its filings available, free of charge, through its Web site, *www.sonoco.com* , as soon as reasonably practical after the electronic filing of such material with the SEC.

EXECUTIVE OFFICERS OF THE REGISTRANT –

Name	Age	Position and Business Experience for the Past Five Years
Harris E. DeLoach, Jr.	64	Chairman of the Board, President and Chief Executive Officer since 2005. Previously President and Chief Executive Officer July 2000-April 2005; Chief Operating Officer April-July 2000; Sr. Executive Vice President, Global Industrial Products/ Paper/Molded Plastics 1999-2000; Executive Vice President, High Density Film, Industrial Container, Fibre Partitions, Protective Packaging, Sonoco Crellin and Baker Reels 1996-1999. Joined Sonoco in 1985.
Jim C. Bowen	58	Sr. Vice President, Sonoco Recycling and Internal Supply since November 2008. Previously Sr. Vice President 2002-2008; Sr. Vice President, Global Paper Operations 2000-2002; Vice President/General Manager – Paper 1997-2000. Joined Sonoco in 1972.
Cynthia A. Hartley	60	Sr. Vice President, Human Resources since 2002. Previously Vice President, Human Resources 1995-2002. Prior experience: Vice President, Human Resources, Dames & Moore and National Gypsum Company. Joined Sonoco in 1995.
Charles J. Hupfer	62	Sr. Vice President and Chief Financial Officer since February 2009. Previously Sr. Vice President, Chief Financial Officer and Corporate Secretary 2005-2009; Vice President, Chief Financial Officer and Corporate Secretary 2002-2005; Vice President, Treasurer and Corporate Secretary 1995-2002. Joined Sonoco in 1975.
M. Jack Sanders	55	Executive Vice President, Industrial since February 2008. Previously Sr. Vice President, Global Industrial Products 2006-2008; Vice President, Global Industrial Products January 2006-October 2006; Vice President, Industrial Products, N.A. 2001-2006; Division Vice President/General Manager, Protective Packaging 1998-2001. Joined Sonoco in 1987.
Eddie L. Smith	57	Vice President, Industrial Products and Paper, Europe since 2006. Previously Vice President, Customer and Business Development 2002-2006; Vice President/General Manager, Flexible Packaging 1998-2002. Joined Sonoco in 1971.
Charles L. Sullivan, Jr.	65	Executive Vice President, Consumer since 2005. Previously Sr. Vice President 2000-2005. Prior experience: Regional Director, Cargill Asia/Pacific in 2000 and President, Cargill's Salt Division 1995-2000. Joined Sonoco in 2000.

ITEM 1A. RISK FACTORS

RISK FACTORS RELATING TO SONOCO'S BUSINESS

The Company is subject to environmental regulations and liabilities that could weaken operating results.

Federal, state, provincial, foreign and local environmental requirements, including the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), and particularly those relating to air and water quality, are significant factors in the Company's business and generally increase its costs of operations. The Company may be found to have environmental liability for the costs of remediating soil or water that is, or was, contaminated by the Company or a third party at various sites that are now, or were previously, owned, used or operated by the Company. Legal proceedings may result in the imposition of fines or penalties, as well as mandated remediation programs that require substantial, and in some instances, unplanned capital expenditures.

The Company has incurred in the past, and may incur in the future, fines, penalties and legal costs relating to environmental matters, and costs relating to the damage of natural resources, lost property values and toxic tort claims. The Company has made expenditures to comply with environmental regulations and expects to make additional expenditures in the future. As of December 31, 2008, approximately $70.5 million was reserved for environmental liabilities. Such reserves are established when it is considered probable that the Company has some liability. In part because nearly all of the Company's potential environmental liabilities are joint and severally shared with others, the Company's maximum potential liability cannot be reasonably estimated. However, the Company's actual liability in such cases may be substantially higher than the reserved amount. Additional charges could be incurred due to changes in law, or the discovery of new information, and those charges could have a material adverse effect on operating results.

General economic conditions in the United States may change, having a negative impact on the Company's earnings.

Domestic sales accounted for approximately 63% of the Company's consolidated revenues. Even with the Company's diversification across various markets and customers, due to the nature of the

Company's products and services, general economic downturns can have an adverse impact on the Company's reported results.

Conditions in foreign countries where the Company operates may reduce earnings.

The Company has operations throughout North and South America, Europe, Australia and Asia, with facilities in 35 countries. In 2008, approximately 37% of consolidated sales came from operations and sales outside of the United States. Accordingly, economic conditions, political situations, and changing laws and regulations in those countries may adversely affect revenues and income.

Raw materials price increases may reduce net income.

Most of the raw materials the Company uses are purchased from third parties. Principal examples are recovered paper, steel, aluminum and resin. Prices for these raw materials are subject to substantial fluctuations that are beyond the Company's control and can adversely affect profitability. Many of the Company's long-term contracts with customers permit limited price adjustments to reflect increased raw material costs. Although both contractual and non-contractual prices may be increased in an effort to offset increases in raw materials costs, such adjustments may not occur quickly enough, or be sufficient to prevent a materially adverse effect on net income and cash flow.

The Company may encounter difficulties integrating acquisitions, restructuring operations or closing or disposing of facilities.

The Company has made numerous acquisitions in recent years, and may actively seek new acquisitions that management believes will provide meaningful opportunities in the markets it serves. Acquired businesses may not achieve the expected levels of revenue, profit or productivity, or otherwise perform as expected.

Acquisitions also involve special risks, including, without limitation, the potential assumption of unanticipated liabilities and contingencies, and difficulties in integrating acquired businesses. While management believes that acquisitions will improve the Company's competitiveness and profitability, no assurance can be given that acquisitions will be successful or accretive to earnings. If actual performance in an acquisition falls significantly short of the projected results, or the assessment of the relevant facts and circumstances changes, it is possible that a noncash impairment charge of any related goodwill would be required.

The Company has closed higher-cost facilities, sold non-core assets and otherwise restructured operations in an effort to improve cost competitiveness and profitability. Some of these activities are ongoing, and there is no guarantee that any such activities will achieve the Company's goals and not divert the attention of management or disrupt the ordinary operations of the Company. Moreover, production capacity, or the actual amount of products produced, may be reduced as a result of these activities.

Energy price increases may reduce net income.

The Company's manufacturing operations require the use of substantial amounts of electricity and natural gas, which may be subject to significant price increases as the result of changes in overall supply and demand. Energy usage is forecasted and monitored, and the Company may, from time to time, use commodity futures or swaps in an attempt to reduce the impact of energy price increases. The Company cannot guarantee success in these efforts, and could suffer adverse effects to net income and cash flow should the Company be unable to pass higher energy costs through to its customers.

Changes in pension plan assets or liabilities may reduce net income and shareholders' equity.

The Company has an aggregate projected benefit obligation for its defined benefit plans in excess of $1.2 billion. The calculation of this obligation is sensitive to the underlying discount rate assumption. Reductions in the long-term yield of high-quality debt instruments would result in a higher projected benefit obligation and higher net periodic benefit cost. A higher projected benefit obligation may result in a change in funded status that significantly reduces shareholders' equity. The Company has total assets of approximately $0.8 billion funding a portion of the projected benefit obligation. Decreases in fair value of these assets may result in a higher net periodic benefit cost and a change in the funded status that significantly reduces shareholders' equity.

The Company may not be able to develop new products acceptable to the market.

For many of the Company's businesses, organic growth depends meaningfully on new product development. If new products acceptable to the Company's customers are not developed in a timely fashion, growth potential may be hindered.

The Company may not be able to locate suitable acquisition candidates.

If significant acquisition candidates that meet the Company's specific criteria are not located, the Company's potential for growth may be restricted.

The Company, or its customers, may not be able to obtain necessary credit or, if so, on reasonable terms.

The Company operates a $500 million commercial paper program supported by a five-year bank credit facility of an equal amount committed by a syndicate of lenders until May 2011. In the event that recent disruptions in global credit markets were to become so severe that the Company was unable to issue commercial paper, it has the contractual right to draw funds directly on the underlying bank credit facility. The Company believes that the lenders continue to have the ability to meet their obligations under the facility. However, if these obligations are not met, the Company may be forced to seek more costly or cumbersome forms of credit. Should such credit be unavailable for an extended time, it would significantly affect the Company's ability to operate its business and execute its plans. In addition, the Company's customers may experience liquidity problems as a result of the ongoing credit-driven economic recession that could negatively affect the Company's ability to collect receivables and maintain business relationships.

Foreign exchange rate fluctuations may reduce the Company's earnings.

As a result of operating globally, the Company is exposed to changes in foreign exchange rates. Generally, each of the Company's foreign operations both produces and sells in its respective local currency, limiting the Company's exposure to foreign currency transactions. The Company monitors its exposures and, from time to time, may use forward currency contracts to hedge certain forecasted currency transactions or foreign currency denominated assets and liabilities. In addition to potential transaction losses, the Company's reported results of operations and financial position could be negatively affected by exchange rates when the activities and balances of its foreign operations are translated into U.S. dollars for financial reporting purposes.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved written comments from the SEC staff regarding the Company's periodic or current 1934 Act reports.

ITEM 2. PROPERTIES

The Company's corporate offices are owned and operated in Hartsville, South Carolina. There are 101 owned and 70 leased facilities used by operations in the Tubes and Cores/Paper segment, 27 owned and 34 leased facilities used by operations in the Consumer Packaging segment, three owned and 17 leased facilities used by operations in the Packaging Services segment, and 18 owned and 32 leased facilities used by all other operations. Europe, the most significant foreign geographic region in which the Company operates, has 55 manufacturing locations.

ITEM 3. LEGAL PROCEEDINGS

The Company has been named as a potentially responsible party (PRP) at several environmentally contaminated sites not owned by the Company. All of the sites are also the responsibility of other parties. The Company's liability, if any, is shared with such other parties, but the Company's share has not been finally determined in most cases. In some cases, the Company has cost-sharing agreements with other PRPs with respect to a particular site. Such agreements relate to the sharing of legal defense costs or cleanup costs, or both. The Company has assumed, for purposes of estimating amounts to be accrued, that the other parties to such cost-sharing agreements will perform as agreed. It appears that final resolution of some of the sites is years away, and actual costs to be incurred for these environmental matters in future periods is likely to vary from current estimates because of the inherent uncertainties in evaluating environmental exposures. Accordingly, the ultimate cost to the Company with respect to such sites cannot be determined. As of December 31, 2008 and 2007, the Company had accrued $70.5 million and $31.1 million, respectively, related to environmental contingencies. The Company periodically reevaluates the assumptions used in determining the appropriate reserves for environmental matters as additional information becomes available and, when warranted, makes appropriate adjustments.

Fox River

The Company believes the issues regarding the Fox River, which are discussed in some detail below, currently represent the Company's greatest loss exposure for environmental liability. The Company also believes that all of its exposure to such liability for the Fox River is contained within its wholly owned subsidiary, U.S. Paper Mills Corp. (U.S. Mills). Accordingly, regardless of the amount of liability that U.S. Mills may ultimately bear, Sonoco Products Company believes its maximum additional pre-tax loss for Fox River issues will essentially be limited to its investment in U.S. Mills, the book value of which was approximately $78 million at December 31, 2008.

The extent of U.S. Mills' potential liability remains subject to many uncertainties and the Company periodically reevaluates U.S. Mills' potential liability and the appropriate reserves based on information available to it. U.S. Mills' eventual liability, which may be paid out over several years, will depend on a number of factors. In general, the most significant factors include: (1) the total remediation costs for the sites for which U.S. Mills is found to have liability and the share of such costs U.S. Mills is required to bear; (2) the total natural resource damages for such sites and the share of such costs U.S. Mills is required to bear, and (3) U.S. Mills' costs to defend itself in this matter.

U.S. Mills was officially notified by governmental entities in 2003 that it, together with a number of other companies, had been identified as a PRP for environmental claims under CERCLA and other statutes, arising out of the presence of polychlorinated biphenyls (PCBs) in sediments in the lower Fox River and in the bay of Green Bay in Wisconsin. U.S. Mills was named as a PRP because scrap paper purchased by U.S. Mills as a raw material for its paper making processes more than 30 years ago allegedly included carbonless copy paper that contained PCBs, some of which were included in wastewater from U.S. Mills' manufacturing processes that was discharged into the Fox River. The Company acquired the stock of U.S. Mills in 2001, and the alleged contamination predates the acquisition. Although Sonoco was also notified that it was a PRP, its only involvement is as a subsequent shareholder of U.S. Mills. As such, the Company has responded that it has no separate responsibility apart from U.S. Mills.

The governmental entities making such claims against U.S. Mills and the other PRPs have been coordinating their actions, including the assertion of claims against the PRPs. Additionally, certain claimants have notified U.S. Mills and the other PRPs of their intent to commence a natural resource damage (NRD) lawsuit, but no such actions have been instituted.

A review of the circumstances leading to U.S. Mills being named a PRP and the current status of the remediation effort is set forth below.

In July 2003, the U.S. Environmental Protection Agency (EPA) and Wisconsin Department of Natural Resources (WDNR) issued their final cleanup plan (known as a Record of Decision, or ROD) for a portion of the Fox River. The ROD addressed the lower part of the Fox River and portions of Green Bay, where the EPA and WDNR (the Governments) estimate the bulk of the sediments that need to be remediated are located. In two portions of the lower part of the Fox River covered by the ROD – Operable Units (OUs) 3 and 4 – the

Governments selected large-scale dredging as the cleanup approach. OU 3 is the section of the Fox River running downstream from Little Rapids to the De Pere dam, and OU 4 runs from the De Pere dam downstream to the mouth of the Fox River at Green Bay. U.S. Mills' De Pere plant is just below the De Pere dam and, prior to 1972, discharged wastewater into the river downstream of the dam in OU 4. In the ROD, the Governments estimated that approximately 6.5 million cubic yards of sediment would be removed from OUs 3 and 4 at an estimated cost of approximately $284 million (approximately $26.5 million for OU 3 and approximately $257.5 million for OU 4). The Governments also identified "capping" the riverbed with appropriate materials as a "contingent remedy" to be evaluated during the remedial design process. For Green Bay (OU 5), the Governments selected monitored natural attenuation as the cleanup approach at an estimated cost of approximately $40 million. The Governments also indicated that some limited dredging near the mouth of the river might be required, which would ultimately be determined during the design stage of the project. Earlier, in January 2003, the Governments had issued their ROD for the upper portions of the Fox River – OUs 1 and 2. Combining the then current cost estimates from both RODs, it appeared that the Governments expected the selected remedies for all five OUs to cost approximately $400 million, exclusive of contingencies. In March 2004, NCR Corporation (NCR) and Georgia-Pacific Corporation (G-P) entered into an Administrative Order on Consent (AOC) with the Governments to perform engineering design work for the cleanup of OUs 2 – 5.

In the course of the ongoing design work, additional sampling and data analysis identified elevated levels of PCBs in certain areas of OU 4 near the U.S. Mills' De Pere plant (the OU 4 hotspot). In November 2005, the Governments notified U.S. Mills and NCR that they would be required to design and undertake a removal action that would involve dredging, dewatering and disposing of the PCB-contaminated sediments from the OU 4 hotspot. In furtherance of this notification, on April 12, 2006, the United States and the State of Wisconsin sued NCR and U.S. Mills in the U. S. District Court for the Eastern District of Wisconsin in Milwaukee (Civil Action No. 06-C-0484). NCR and U.S. Mills agreed to a Consent Decree with the United States and the State of Wisconsin pursuant to which the site is to be cleaned up on an expedited basis and NCR and U.S. Mills started removing contaminated sediment in May 2007. Although the defendants specifically did not admit liability for the allegations of the complaint, they are bound by the terms of the Consent Decree.

NCR and U.S. Mills reached agreement between themselves that each would fund 50% of the costs of remediation of the OU 4 hotspot, which the Company currently estimates to be between $28 million and $41 million for the project as a whole. Project implementation began in 2006, but most of the project cost is expected to be incurred by the end of 2008. Although the funding agreement does not acknowledge responsibility or prevent either party from seeking reimbursement from any other parties (including each other), the Company has accrued a total of $17.7 million ($12.5 million in 2005 and $5.2 million in 2007), as its estimate of the portion of costs that U.S. Mills expects to incur under the funding agreement. The actual costs associated with cleanup of this particular site are dependent upon many factors and it is reasonably possible that remediation costs could be higher than the current estimate of project costs. Moreover, U.S. Mills and NCR are in the early stages of an arbitration proceeding with a contractor who claims additional compensation.

At the time of the Company's acquisition of U.S. Mills in 2001, U.S. Mills and the Company estimated U.S. Mills' liability for the Fox River cleanup at a nominal amount based on Government reports and conversations with the Governments about the anticipated limited extent of U.S. Mills' responsibility, the belief, based on U.S. Mills' prior assertions, that no significant amount of PCB-contaminated raw materials had been used at the U.S. Mills plants, and the belief that any PCB contamination in the Fox River, other than a de minimis amount, was not caused by U.S. Mills. It appeared at that time that U.S. Mills and the Governments would be able to resolve the matter and dismiss U.S. Mills as a PRP for a nominal payment. Accordingly, no significant reserve was established at the time. However, the Governments subsequently declined to enter into such a settlement. Nonetheless, U.S. Mills continued to believe that its liability exposure was very small based on its continuing beliefs that no significant amount of PCB-contaminated raw materials had been used at the U.S. Mills plants and that any significant amount of PCB contamination in the section of the Fox River located adjacent to its plant was not caused by U.S. Mills.

In May/June 2005, U.S. Mills first learned of elevated levels of PCBs (the OU 4 hotspot) in the Fox River adjacent to its De Pere plant. U.S. Mills, while still not believing its De Pere plant was the source of this contamination, entered into the consent decree to remediate the OU 4 hotspot as discussed above.

In June 2006, U.S. Mills first received the results of tests it initiated on the U.S. Mills property that suggest that the De Pere plant may have processed as part of its furnish more than the de minimis amounts of PCB-contaminated paper reflected in the records available to the Company. This information seemed to contradict the Company's previous understanding of the history of the De Pere plant. Based on these most recent findings, it is possible that U.S. Mills might be responsible for a larger portion of the remediation than previously anticipated. The total estimated cost set forth in the ROD for remediation of OU 4 was approximately $257.5 million and the estimated cost of monitoring OU 5 was approximately $40 million (a 2007 amendment to the ROD estimated the cost of OUs 2 – 5 at $390 million). There are two alleged PRPs located in OU 4 (of which the smaller is the plant owned by U.S. Mills). It is possible that U.S. Mills and the owners of the other plant, together with NCR, the original generator of the carbonless copy paper, could be required to bear a majority of the remediation costs of OU 4, and share with other PRPs the cost of monitoring OU 5. U.S. Mills has discussed possible remediation scenarios with other PRPs who have indicated that they expect U.S. Mills to bear an unspecified but meaningful share of the costs of OU 4 and OU 5.

In February 2007, the EPA and WDNR issued a general notice of potential liability under CERCLA and a request to participate in remedial action implementation negotiations relating to OUs 2 – 5 to eight PRPs, including U.S. Mills. The notice requested that the PRPs indicate their willingness to participate in negotiations concerning performance of the remaining elements of the remedial action for OUs 2 – 5 and the resolution of the government entities' claims for

unreimbursed costs and natural resource damages. On April 9, 2007, U.S. Mills, in conjunction with other PRPs, presented to the EPA and the WDNR a proposed schedule to mediate the allocation issues among eight PRPs, including U.S. Mills. Non-binding mediation began in May 2007 and continued as bilateral/multilateral negotiations until mid 2008. To date, no agreement among the parties has occurred. On June 12, 2008, NCR and Appleton Papers, Inc., as plaintiffs, commenced suit in the United States District Court for the Eastern District of Wisconsin (No. 08-CV-0016-WCG) against U.S. Mills, as one of a number of defendants, seeking a declaratory judgment allocating among all the parties the costs and damages associated with the pollution and cleanup of the Lower Fox River. The suit also seeks damages from the defendants for amounts already spent by the plaintiffs, including natural resource damages, and future amounts to be spent by all parties with regard to the pollution and cleanup of the Lower Fox River. The court has initially limited discovery to information regarding when each party knew, or should have known, that recycling NCR-brand carbonless paper would result in the discharge of PCBs to a water body and what action, if any, each party took to avoid the risk of further contamination. The court has set a trial date for those issues only for December 1, 2009. U.S. Mills plans to vigorously defend the suit.

On November 13, 2007, the EPA issued a unilateral Administrative Order for Remedial Action pursuant to Section 106 of CERCLA. The order requires U.S. Mills and the seven other respondents to jointly take various actions to cleanup OUs 2 – 5. The order establishes two phases of work. The first phase consists of planning and design work as well as preparation for dredging and other remediation work and was initially required to be completed by December 31, 2008. The second phase consists primarily of dredging and disposing of contaminated sediments and the capping of dredged and less contaminated areas of the river bottom. The second phase is required to begin in 2009 when weather conditions permit and is expected to continue for several years. The order also provides for a $32,500 per day penalty for failure by a respondent to comply with its terms as well as exposing a non-complying respondent to potential treble damages. Although U.S. Mills has reserved its rights to contest liability for any portion of the work, it is cooperating with the other respondents to comply with the first phase of the order, although its financial contribution will likely be determined by the lawsuit commenced in June 2008.

As of December 31, 2008, U.S. Mills had accrued a total of $60.8 million for potential liabilities associated with the remediation of OUs 2 – 5 (not including amounts accrued for remediation of the OU 4 hotspot). That amount represents the minimum of the range of probable loss that can be reasonably estimated based on information available through the date of this report. At December 31, 2007, the accrual had been $20.0 million. In two separate actions during 2008, U.S. Mills increased its estimate of the minimum amount of potential loss it believes it is likely to incur for all Fox River related liabilities (other than the OU 4 hotspot) from $20.0 million to $60.8 million. Accordingly, U.S. Mills recognized additional pre-tax charges of $40.8 million in 2008 for such potential liabilities. Also during 2008, settlements totaling $40.8 million were reached on certain of the insurance policies covering the Fox River contamination. The recognition of these insurance settlements effectively offset the impact to earnings of the additional charges in 2008.

The actual costs associated with cleanup of the Fox River site are dependent upon many factors and it is reasonably possible that total remediation costs could be higher than the current estimates of project costs which range from $390 million to more than $600 million for OUs 2 – 5. Some, or all, of any costs incurred by U.S. Mills may be subject to recoupment from other parties, but no amounts have been recognized in the financial statements of the Company for any such potential recoveries. Given the ongoing remedial design work being conducted, and the initial stages of remediation, it is possible there could be some additional changes to some elements of the reserve within the next year or thereafter, although that is difficult to predict.

Similarly, U.S. Mills does not have a basis for estimating the possible cost of any natural resource damage claims against it. Accordingly, reserves have not been provided for this potential liability. However, for the entire river remediation project, the lowest estimate in the Governments' 2000 report on natural resource damages was $176 million.

In addition to its potential liability for OUs 4 and 5, U.S. Mills may have a contingent liability to Menasha Corporation to indemnify it for any amount for which it may be held liable in excess of insurance coverage for any environmental liabilities of a plant on OU 1 that U.S. Mills purchased from Menasha. Due to the uncertainty of Menasha's liability and the extent of the insurance coverage as well as any defenses that may be asserted to any such claim, U.S. Mills has not established a reserve for this contingency.

Although the Company lacks a reasonable basis for identifying any amount within the range of possible loss as a better estimate than any other amount, as has previously been disclosed, the upper end of the range may exceed the net worth of U.S. Mills. However, because the discharges of hazardous materials into the environment occurred before the Company acquired U.S. Mills, and U.S. Mills has been operated as a separate subsidiary of the Company, the Company does not believe that it bears financial responsibility for these legacy environmental liabilities of U.S. Mills. Therefore, the Company continues to believe that the maximum additional exposure to its consolidated financial position is limited to the equity position of U.S. Mills, which was approximately $78 million at December 31, 2008.

Other Legal Matters

On July 7, 2008, the Company was served with a complaint filed in the United States District Court for South Carolina by the City of Ann Arbor Employees' Retirement System, individually and on behalf of others similarly situated. The suit purports to be a class action on behalf of those who purchased the Company's common stock between February 7, 2007 and September 18, 2007, except officers and directors of the Company. The complaint alleges that the Company issued press releases and made public statements during the class period that were materially false and misleading because the Company allegedly had no reasonable basis for the earnings projections contained in the press releases and statements, and that such information caused the market price of the Company's common stock to be artificially inflated. The Complaint also names certain Company officers as

defendants and seeks an unspecified amount of damages plus interest and attorneys' fees. The Company believes that the claims are without merit and intends to vigorously defend itself against the suit.

Additional information regarding legal proceedings is provided in Note 15 to the Consolidated Financial Statements of this Annual Report on Form 10-K.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the New York Stock Exchange under the stock symbol "SON." As of December 31, 2008, there were approximately 42,000 shareholder accounts. Information required by Item 201(d) of Regulation S-K can be found in Part III, Item 12 of this Annual Report on Form 10-K. The following table indicates the high and low sales prices of the Company's common stock for each full quarterly period within the last two years as reported on the New York Stock Exchange, as well as cash dividends declared per common share:

	High	*Low*	*Cash Dividends*
2008			
First Quarter	$33.48	$25.97	$.26
Second Quarter	$34.85	$28.20	$.27
Third Quarter	$35.81	$29.58	$.27
Fourth Quarter	$31.04	$19.84	$.27
2007			
First Quarter	$38.90	$36.19	$.24
Second Quarter	$44.91	$38.10	$.26
Third Quarter	$44.75	$29.65	$.26
Fourth Quarter	$34.76	$28.45	$.26

The Company did not make any unregistered sales of its securities during 2008, and did not purchase any of its securities during the fourth quarter of 2008.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth the Company's selected consolidated financial information for the past five years. The information presented below should be read together with Management's Discussion and Analysis of Financial Condition and Results of Operations included in Item 7 of this Annual Report on Form 10-K and the Company's historical Consolidated Financial Statements and the Notes thereto included in Item 8 of this Annual Report on Form 10-K. The selected statement of income data and balance sheet data are derived from the Company's Consolidated Financial Statements.

	Years ended December 31				
(Dollars and shares in thousands except per share data)	*2008*	*2007*	*2006*	*2005*	*2004*
Operating Results					
Net sales	**$4,122,385**	$4,039,992	$3,656,839	$3,528,574	$3,155,433
Cost of sales and operating expenses	**3,772,751**	3,695,917	3,310,751	3,232,590	2,897,046
Restructuring/Asset impairment charges	**100,061**	36,191	25,970	21,237	18,982
Interest expense	**53,401**	61,440	51,952	51,559	47,463
Interest income	**(6,204)**	(9,182)	(6,642)	(7,938)	(5,400)
Income before income taxes	**202,376**	255,626	274,808	231,126	197,342
Provision for income taxes	**54,797**	55,186	93,329	84,174	58,858
Equity in earnings of affiliates/minority interest, net of tax	**(17,029)**	(13,716)	(13,602)	(14,925)	(12,745)
Net income	**$ 164,608**	$ 214,156	$ 195,081	$ 161,877	$ 151,229
Per common share					
Net income available to common shareholders:					
Basic	**$ 1.64**	$ 2.13	$ 1.95	$ 1.63	$ 1.54
Diluted	**1.63**	2.10	1.92	1.61	1.53
Cash dividends	**1.07**	1.02	0.95	0.91	0.87
Weighted average common shares outstanding:					
Basic	**100,321**	100,632	100,073	99,336	98,018
Diluted	**100,986**	101,875	101,534	100,418	98,947
Actual common shares outstanding at December 31	**99,732**	99,431	100,550	99,988	98,500
Financial Position					
Net working capital	**$ 231,794**	$ 269,598	$ 282,974	$ 265,014	$ 282,226
Property, plant and equipment, net	**973,442**	1,105,342	1,019,594	943,951	1,007,295
Total assets	**3,086,466**	3,340,243	2,916,678	2,981,740	3,041,319
Long-term debt	**656,847**	804,339	712,089	657,075	813,207
Total debt	**689,825**	849,538	763,992	781,605	906,961
Shareholders' equity	**1,162,975**	1,441,537	1,219,068	1,263,314	1,152,879
Current ratio	**1.3**	1.4	1.4	1.4	1.4
Total debt to total capital[1]	**37.2%**	37.1%	38.5%	38.2%	44.0%

[1] Calculated as Total Debt divided by the sum of Total Debt and Shareholders' Equity.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL OVERVIEW

Sonoco is a leading manufacturer of consumer and industrial packaging products and provider of packaging services with 327 locations in 35 countries. The Company's operations are organized and reported in three segments, Consumer Packaging, Tubes and Cores/Paper and Packaging Services, while a number of smaller businesses are discussed as All Other Sonoco. Generally, the Company serves two broad end-use markets: consumer and industrial. Consumer and industrial sales are split approximately 54% and 46%, respectively. Geographically, approximately 63% of sales are generated in the United States, 19% in Europe, 9% in Canada and 9% in other regions.

The Company is a market-share leader in many of its product lines, particularly in tubes, cores and composite containers and competition in most of the Company's businesses is intense. Demand for the Company's products and services is primarily driven by the overall level of consumer consumption of non-durable goods, however, certain product groups are tied more directly to durable goods, such as appliances, and construction. As a result, our businesses that supply and/or service consumer product companies tend to be, on a relative basis, more recession resistant than those that service industrial markets.

Despite the ongoing global economic recession and credit crisis, conditions in consumer markets have been relatively stable over the past several years, though deterioration in the Company's domestic textile and paper markets has negatively impacted the Company's industrial businesses. Many of our businesses operate in industries where excess marginal capacity works to restrain the pricing ability of all market participants. This condition can be magnified by a slowdown in the overall economy.

Strategy and Opportunities

Financially, the Company's objective is to deliver average annual double-digit total returns to shareholders over time. To meet that target, the Company focuses on three major areas: driving profitable sales growth, improving margins, and leveraging the Company's strong cash flow and financial position. Operationally, the Company's goal is to be the low-cost global leader in customer-preferred packaging solutions within targeted customer market segments.

In December 2007, the Company shared its five-year plan to grow revenue, improve margins and more effectively utilize assets. The five-year plan continues the Company's recent focus on growing its consumer-related business faster than the industrial-related business, with the goal of transitioning the Company's overall mix of business to approximately 60% consumer and 40% industrial by 2012.

The Company's primary growth drivers are increasing organic sales, geographic expansion, strategic acquisitions and providing total packaging solutions for customers. Over the next five years, revenue growth is expected to be equally split between organic growth and acquisitions. Some of the organic growth is expected to occur in the form of new products. The five-year plan targets average annual sales from new products (those on the market for two years or less) at $100 million to $150 million. Sales from new products were $136 million in 2008, $100 million in 2007, and $111 million in 2006.

Management believes the Company's financial position and strong cash flow provide a competitive advantage in the current recessionary environment as the ability of some competitors to reliably meet customer needs is threatened by liquidity constraints and profitability concerns.

The Company's plan to improve margins focuses on leveraging fixed costs, improving productivity, maintaining a positive price/cost relationship (raising selling price at least enough to recover inflation of material, energy and freight costs), and improving underperforming operations.

RESULTS OF OPERATIONS

2008 Overview

Despite its many challenges, 2008 saw the Company's sales reach a record $4.12 billion, up 2% from 2007. Net income was $164.6 million compared to $214.2 million for 2007. Raw material and energy costs rose dramatically in the first half of 2008 and, in the second half, the global recession, intensified by the onset of the credit crisis, led to a steep reversal in those same costs and a sharp decline in sales volume. In the end, overall volumes were down for the year and increased selling prices were more than offset by higher average costs. Productivity gains were strong, but fell short of recent levels due to the inefficiencies associated with lower capacity utilization.

The weakened economy affected the Company's industrial related businesses more than its consumer businesses. Volume declines in the Tubes and Cores/Paper segment resulted in segment sales being down $37 million from the prior year. In the Consumer Packaging segment, where volume declines have been more modest, price increases and acquisitions led to an increase in sales of $132 million. Year-to-year sales in the Packaging Services segment were essentially flat, and lower volume in the businesses comprising All Other Sonoco resulted in reduced sales of $11 million.

Overall gross profit margin declined to 17.6% compared to 18.7% in 2007 and 19.3% in 2006. The sequential declines track the decay in the overall economy, beginning in 2007 with the drop off in housing sales and construction and spreading more broadly in 2008, and the soaring increase in commodity costs from mid-2007 through mid-2008. As noted above, declines in volume and the Company's inability to consistently adjust selling prices as quickly and to the same degree as the rise in costs have pressured margins throughout this period. In December 2008, the Company announced and substantially executed a realignment of manufacturing capacity to more closely match market conditions and to establish an affordable fixed cost structure that is expected to aid margins going forward.

Net income for 2008 was negatively impacted by largely noncash restructuring and restructuring-related asset impairment charges totaling $30.8 million, net of tax, and a noncash financial asset impairment charge of $31.0 million, net of tax. Net income in 2007 included similar restructuring charges totaling $25.3 million, net of tax, and an increase in environmental reserves of $14.8 million, net of tax, related to a subsidiary's paper operations in Wisconsin. Net income in 2007 benefited from a lower effective tax rate primarily due to the release of tax reserves and foreign tax rate reductions.

Due primarily to the investment losses incurred on its benefit plan assets during 2008, the aggregate unfunded position of the Company's various benefit plans increased by $318 million. While the change in the funded status of the plans did not impact 2008 earnings, it did result in a reduction to shareholders' equity of approximately $200 million, net of tax.

The Company generated $379 million in cash from operations during 2008, which was used to fund capital expenditures, pay down debt, and return value to shareholders through increased dividends. Cash on hand increased more than $30 million during the year ended December 31, 2008. The Company believes that cash on hand, cash generated from operations, and the available borrowing capacity under its commercial paper program provide adequate liquidity to fund operations, meet its financial obligations and pursue its strategic objectives.

OUTLOOK

The Company expects that it will be able to hold, and in some cases expand, market share across its businesses in 2009. Volumes will largely depend on the direction of the economy, which is very uncertain at this time. Changes in raw material and energy costs are expected to be less volatile than in 2008 and move in line with changes in the economy, for the most part allowing the Company to more effectively manage the price/cost relationship.

The Company is bracing itself for the economic weakness experienced in late 2008 to continue well into 2009. Under these conditions, most of our businesses would likely see annual sales volumes well below 2008 levels. However, barring any substantial worsening of the economy, new products and customers in rigid containers are expected to benefit sales and profits in Consumer Packaging. The Company also expects that productivity improvements, recent restructuring actions and other cost control measures will aid 2009 results and leave the Company well positioned for an eventual economic turnaround.

Reduced nominal returns due to lower asset levels, together with the amortization of losses on plan assets, will result in a year-over-year increase in pension and postretirement benefit plan expenses of approximately $59 million in 2009. Cash contributions to these plans in 2009 are expected to total approximately $20 million.

The consolidated effective tax rate, which was 27.1% in 2008, is expected to be approximately 32% in 2009.

As discussed below under "Critical Accounting Policies and Estimates," should certain of the Company's businesses fail to perform up to expectations, the outlook for those businesses deteriorate, or other circumstances or assumptions adversely change, goodwill impairment charges may be recognized.

RESTRUCTURING CHARGES, UNUSUAL ITEMS AND OTHER ACTIVITIES

Restructuring/Asset Impairment Charges

During 2008, the Company recognized restructuring and restructuring-related asset impairment charges totaling $57.4 million ($34.9 million after tax). These charges were comprised of severance and termination benefits of $24.2 million, asset impairment charges of $20.6 million, and other exit costs of $12.6 million. The charges resulted from a number of plant closures, some of which were initiated in 2007, as well as the permanent elimination of an additional 125 salaried positions. Plant closures which gave rise to significant costs in 2008 include the following: three rigid packaging plants in the United States; three paper mills, one each in the United States, Canada and China; a specialty paper machine in the United States; a metal ends plant in Brazil; and three tube and core plants, one each in Canada, Spain and China. Asset impairment charges related primarily to the closures of the metal ends plant in Brazil, the rigid packaging plants in the United States, the paper mills in the United States and Canada, and the tube and cores plant in Spain. Impairment charges of $3.2 million were also recognized on other continuing long-lived assets. Impaired assets were written down to the lower of carrying amount or fair value, less estimated costs to sell, if applicable. Other exit costs consist of building lease termination charges and other miscellaneous costs related to plant closings as well as pension curtailment and settlement costs related to defined benefit pension plans at certain closed facilities in Canada.

Also in 2008, the Company recorded a noncash financial asset impairment charge of $42.7 million ($31.0 million after tax). This charge resulted from writing off two financial instruments, a preferred equity interest and a subordinated note receivable, which had been obtained in the Company's 2003 sale of its High Density Film business. The Company's year-end 2007 financial review of the buyer indicated that collectibility was probable. Accordingly, the instruments were included in "Other Assets" in the Company's Consolidated Balance Sheets at December 31, 2007. However, based on updated information provided by the buyer late in the first quarter of 2008, the Company concluded that neither the collection of its subordinated note receivable nor redemption of its preferred equity interest was probable, and that their value was likely zero. Accordingly, the Company recognized an asset impairment charge for the full carrying amount of the instruments in the first quarter of 2008. The buyer subsequently filed a petition for relief under Chapter 11 with the United States Bankruptcy Court for the District of Delaware that included a plan of reorganization, which was approved by the court June 26, 2008. As part of the plan of reorganization, the Company's preferred equity interest and its subordinated note receivable were extinguished.

During 2007, the Company recognized restructuring and asset impairment charges totaling $36.2 million ($25.4 million after tax). These charges resulted primarily from closing the following facilities: a metal ends plant in Brazil; two rigid packaging plants, one in the United States and one in Germany; rigid packaging production lines in the United Kingdom; two paper mills, one in China and one in France; three tube and core plants, one in the United States and two in Canada; two molded plastics plants, one in the United States and one in Turkey; and a point-of-purchase display manufacturing plant in the United States. Five of these closures were not part of a formal restructuring plan. The remaining closures were part of restructuring plans announced in 2006 and 2003. The charges were comprised of severance and termination benefits of $11.9 million, other exit costs of $7.6 million, and asset impairment charges of $16.7 million. Other exit costs consist of building lease termination charges and other miscellaneous costs related to closing these facilities. Asset impairment charges

related primarily to the closures of the metal ends plant in Brazil and the rigid packaging plant in the United States. Impaired assets were written down to the lower of carrying amount or fair value, less estimated costs to sell, if applicable.

During 2006, pursuant to restructuring plans announced in 2006 and 2003, the Company recognized restructuring and asset impairment charges totaling $26.0 million ($21.3 million after tax). These charges resulted primarily from the following plant closures: a paper mill in France; four tube and core plants, three in the United States and one in Canada; two flexible packaging operations, one in the United States and one in Canada; a wooden reels facility in the United States; and a molded plastics operation in the United States. In addition, the charges reflect the impact of downsizing actions primarily in the Company's European tubes and cores/paper operations. These charges were comprised of severance and termination benefits of $11.8 million, other exit costs of $6.4 million, and asset impairment charges of $7.8 million. Other exit costs consist of building lease termination charges and other miscellaneous costs related to closing these facilities. Asset impairment charges related primarily to the closure of the paper mill in France. Impaired assets were written down to the lower of carrying amount or fair value, less estimated costs to sell, if applicable.

The Company also recorded noncash, after-tax income in the amount of $4.1 million in 2008, $0.1 million in 2007 and $0.4 million in 2006 to reflect minority shareholders' portions of restructuring costs that were charged to expense. This income is included in "Equity in earnings of affiliates/minority interest in subsidiaries, net of tax" in the Company's Consolidated Statements of Income.

The Company expects to recognize future additional restructuring costs of approximately $11 million associated with previously announced restructuring actions. The Company believes the majority of these charges will be incurred and paid by the end of 2009.

Acquisitions/Joint Ventures

The Company completed two acquisitions during 2008 at an aggregate cost of $5.5 million in cash. These acquisitions consisted of Amtex Packaging, Inc., a packaging fulfillment company included in the Packaging Services segment, and VoidForm International Ltd., a Canada-based construction tube business included in the Tubes and Cores/Paper segment. The acquisition of these businesses is expected to generate annual sales of approximately $6 million. The Company has accounted for these acquisitions as purchases and, accordingly, has included their results of operations in consolidated net income from the respective dates of acquisition. Pro forma results have not been provided, as the acquisitions were not material to the Company's financial statements, individually or in the aggregate.

The Company completed four acquisitions during 2007, and purchased the remaining 51.1% interest in a small joint venture in Europe, at an aggregate cost of $236.3 million, all of which was paid in cash. Acquisitions made in the Consumer Packaging segment included Matrix Packaging, Inc., a leading manufacturer of custom-designed blow molded rigid plastic containers and injection molded products with operations in the United States and Canada, and the fiber and plastic container business of Caraustar Industries, Inc. Additional acquisitions in 2007 consisted of a small tube and core business in Mexico, which is included in the Tubes and Cores/Paper segment, and a small protective packaging business in the United States, which is included in All Other Sonoco. The Company also purchased the remaining 51.1% interest in AT-Spiral OY, a European tubes and cores joint venture. Annual sales from these acquisitions are expected to total approximately $200 million. As these acquisitions were not material to the Company's financial statements, individually or in the aggregate, pro forma results have not been provided.

The Company completed six acquisitions during 2006, and purchased the remaining 35.5% minority interest of its Sonoco-Alcore S.a.r.l. joint venture, at an aggregate cost of $227.3 million, all of which was paid in cash. Annual sales from these acquisitions, excluding the joint venture interest, are expected to total $130 million. The Company had previously consolidated the joint venture, which was included in the Tubes and Cores/Paper segment, so no additional sales were reported as a result of the purchase of the remaining interest.

Other Special Charges, Income Items and Contingencies

In two separate actions during 2008, U.S. Paper Mills Corp. (U.S. Mills), a wholly owned subsidiary of the Company, recognized additional pre-tax charges of $40.8 million as the Company increased its estimate of the minimum amount of potential loss it believes U.S. Mills is likely to incur for all Fox River related environmental liabilities. Also during 2008, settlements totaling $40.8 million were reached on certain of the insurance policies covering the Fox River contamination. The recognition of these insurance settlements offset the impact to earnings of the additional charges in 2008.

In 2007, U.S. Mills recorded charges totaling $25.2 million ($14.8 million after tax) in association with environmental remediation liabilities for various sites in the lower Fox River in Wisconsin. In 2005, U.S. Mills recorded a $12.5 million charge ($7.6 million after tax) related to one of the sites. The charges are included in "Selling, general and administrative expenses" in the Company's Consolidated Statements of Income.

The 2005 charge and $5.2 million of the 2007 charge related to a particular site on the lower Fox River in which remediation of PCB-contaminated sediments has already begun. The total charge of $17.7 million represents the Company's best estimate of what it is likely to pay to complete the project; however, the actual costs associated with remediation of this particular site are dependent upon many factors, and it is possible that actual costs could exceed current estimates. The Company acquired U.S. Mills in 2001, and the identified contamination predates the acquisition. Some or all of any costs incurred may be recoverable from third parties; however, there can be no assurance that such claims for recovery will be successful. Accordingly, no amounts have been recognized in the financial statements for such recovery.

In February 2007, U.S. Mills and seven other potentially responsible parties received a general notice of potential liability under the Comprehensive Environmental Response, Compensation, and Liability Act from the Environmental Protection Agency (EPA) and the Wisconsin Department of Natural Resources relating to a stretch of the lower Fox River, including the bay at Green Bay. The contamination referred to in this notice covers a vastly larger area than the

site referred to in the paragraph above. Non-binding mediation among some of the potentially responsible parties began in May 2007 and continued as bilateral/multilateral negotiations until mid 2008. To date, no agreement among the parties has occurred, but the parties are now involved in litigation to determine their relative responsibility for the costs of remediation. Although U.S. Mills' ultimate share of the liability could conceivably exceed its net worth, the Company believes the maximum additional exposure to Sonoco's consolidated financial position is limited to the equity position of U.S. Mills which was approximately $78 million as of December 31, 2008, excluding any tax benefits that may reduce the net charge. For a more detailed discussion of the Fox River environmental matters, see "Item 3. Legal Proceedings" above.

RESULTS OF OPERATIONS 2008 VERSUS 2007

Operating Revenue

Consolidated net sales for 2008 were $4.12 billion, an $82 million, or 2.0%, increase over 2007.

The components of the sales change were:

($ in millions)	
Selling price	$ 103
Acquisitions (net of dispositions)	71
Currency exchange rate	69
Volume/Mix	(161)
Total sales increase	$ 82

Average selling prices were generally higher throughout the Company, with the exceptions of Sonoco Recycling and point-of-purchase and fulfillment operations, as the Company was able to implement price increases in response to higher costs of labor, energy, freight and materials. Companywide volume, excluding service center revenue, which was on a pass-through basis, decreased approximately 4.4% from 2007 levels. The overall volume decrease was driven by declines in Tubes and Cores/Paper, Packaging Services and All Other Sonoco. In Consumer Packaging, global rigid paper and plastic volume increased slightly despite the harsh economic conditions in the second half of the year. Total domestic sales were $2.6 billion, up 3% from 2007. International sales were $1.5 billion, basically flat with 2007 levels.

Costs and Expenses

In 2008, aggregate pension and postretirement expenses decreased $8.4 million to $25.8 million, versus $34.2 million in 2007. Approximately 75% of these expenses are reflected in cost of sales and the balance in selling, general and administrative expenses. The Company expects pension and postretirement expenses to increase by approximately $59 million in 2009 as a result of decreased investment gains due to lower plan asset levels and the amortization of losses on plan assets. There was a negative return on the assets of U.S.-based defined benefit plans of 24.3% in 2008, compared with a positive return of 8.4% in 2007. Future years' expense will depend largely on the performance of plan assets and the general level of long-term interest rates.

Selling, general and administrative expenses as a percentage of sales decreased to 9.1% for the year from 10.1% in 2007. In total, these expenses declined $35.3 million year over year. Of the decline, $15.6 million is due primarily to lower 2008 incentive compensation costs related to diminished current year operating results, reduced pension and postretirement expenses and to fixed cost management pursued in response to the sharp economic downturn. The remaining change, $19.7 million, is attributable to last year's $25.2 million U.S. Mills environmental charge, as discussed above, which was partially offset by a $5.5 million recovery from an outside party of certain benefit costs.

Operating results also reflect restructuring and restructuring-related asset impairment charges of $57.4 million and $36.2 million in 2008 and 2007, respectively. In addition, 2008 results include a $42.7 million noncash financial asset impairment charge for the Company's remaining financial interest related to the 2003 sale of its high-density film business. These items are discussed in more detail in the section above titled, "Restructuring Charges, Unusual Items and Other Activities."

Research and development costs, all of which were charged to expense, totaled $15.9 million and $15.6 million in 2008 and 2007, respectively. Management expects research and development spending in 2009 to be consistent with these levels.

Net interest expense totaled $47.2 million for the year ended December 31, 2008, compared with $52.3 million in 2007. The decrease was due primarily to lower average debt levels and lower average interest rates.

The 2008 effective tax rate was 27.1%, compared with 21.6% in 2007. The year-over-year increase in the effective tax rate was due primarily to the 2007 release of tax reserves on expiration of statutory assessment periods in an amount greater than in 2008, and foreign tax rate reductions due to tax law changes in 2007. The 2008 results also included favorable adjustments to the basis of acquired assets resulting from a tax law change in Italy and the unfavorable impact of a capital loss for which the ultimate recognition of a benefit is uncertain and a valuation allowance had to be established.

The estimate for the potential outcome for any uncertain tax issue is highly judgmental. The Company believes it has adequately provided for any reasonably foreseeable outcome related to these matters. However, future results may include favorable or unfavorable adjustments to estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitations on potential assessments expire. Additionally, the jurisdictions in which earnings or deductions are realized may differ from current estimates. As a result, the effective tax rate may fluctuate significantly.

Reportable Segments

Consolidated operating profits, also referred to as "Income before income taxes" on the Consolidated Statements of Income, are comprised of the following:

($ in millions)	2008	2007	% Change
Consumer Packaging segment	**$ 130.4**	$104.5	24.7%
Tubes and Cores/Paper segment	**145.8**	143.7	1.5%
Packaging Services segment	**29.1**	44.5	(34.7)%
All Other Sonoco	**44.4**	51.4	(13.6)%
Restructuring/Asset impairment charges	**(100.1)**	(36.2)	(176.5)%
Interest expense, net	**(47.2)**	(52.3)	9.7%
Consolidated operating profits	**$ 202.4**	$255.6	(20.8)%

Segment results viewed by Company management to evaluate segment performance do not include restructuring and impairment charges and net interest charges. Accordingly, the term "segment operating profits" is defined as the segment's portion of "Income before income taxes" excluding restructuring charges, asset impairment charges and net interest expense. General corporate expenses, with the exception of restructuring charges, interest and income taxes, have been allocated as operating costs to each of the Company's reportable segments and All Other Sonoco.

See Note 17 to the Company's Consolidated Financial Statements for more information on reportable segments.

Consumer Packaging

($ in millions)	2008	2007	% Change
Trade sales	**$1,570.3**	$1,438.1	9.2%
Segment operating profits	**130.4**	104.5	24.7%
Depreciation, depletion and amortization	**72.7**	66.5	9.4%
Capital spending	**41.7**	74.2	(43.8)%

Sales in this segment increased due to the full year impact of the May 2007 acquisition of Matrix Packaging, Inc. along with increased selling prices throughout the segment. In addition, even though the dollar strengthened during the second half of the year, the total year impact of exchange rates was favorable by $4.6 million. These favorable impacts were partially offset by lower volume in flexible packaging, closures and rigid plastic packaging. Overall segment volumes, excluding the impact of acquisitions, were down less than 1%. Domestic sales were approximately $1,180 million, up 15.0% from 2007, and international sales were approximately $390 million, down 5.2% from 2007. The decline in international sales reflects the shutdown of a metal ends plant in Brazil and the subsequent transfer of a majority of its business into the United States.

Segment operating profits increased primarily due to the impact of productivity and purchasing initiatives along with the full year impact of the May 2007 acquisition of Matrix Packaging, Inc. Current year earnings benefited from the shutdown of two plants that contributed negatively to 2007 results, partially offset by the negative impact of a plant startup in Ohio. The productivity and purchasing gains were partially offset by the small overall decline in volume and an unfavorable shift in the mix of business. In 2008, selling price increases were able to effectively offset increased costs of raw materials, freight, energy and labor. A significant increase in the Company's cost of tin-plate steel, which is reset periodically under contract, took effect at the beginning of 2009. Due to customer contract limitations, the Company expects to recover only a part of the cost increase through selling price adjustments during the first half of the year. Due to the timing of the offsetting price increases, the Company expects that approximately $5 million of these higher costs will not be recovered during 2009.

Significant capital spending included increasing rigid plastic container production capacity in the United States and productivity projects throughout the segment.

Tubes and Cores/Paper

($ in millions)	2008	2007	% Change
Trade sales	**$1,674.6**	$1,712.0	(2.2)%
Segment operating profits	**145.8**	143.7	1.5%
Depreciation, depletion and amortization	**87.6**	91.2	(3.9)%
Capital spending	**70.5**	75.7	(6.8)%

The decrease in sales was due to volume shortfalls throughout the segment and the closure of an under-performing paper mill in China. The volume shortfalls were partially offset by increased selling prices for converted products and the effect of favorable exchange rates. The impact of lower volume, the majority of which occurred during the fourth quarter of the year, was felt throughout the segment, but most significantly in domestic and European tube and core operations. Excluding the net impact of divestitures, volume in the segment decreased by approximately 6%. Domestic sales decreased approximately $25 million, or 3.0%, to approximately $800 million. International sales decreased approximately $12 million, or 1.4% to approximately $875 million, with the lower decline reflecting the benefit of a weaker dollar throughout much of the year.

Due to last year's $25.2 million charge for environmental reserves, the slight increase in year-over-year segment operating profits is not fully indicative of actual current year performance. Lower volumes and an unfavorable shift in the mix of business hampered current year results, and, if not for last year's environmental charge, segment operating profits would have posted a year-over-year decline. Productivity and purchasing initiatives along with the impact of closing the paper facility in China favorably impacted current year results. Somewhat offsetting these benefits were higher energy, freight, material and labor costs that were not fully recovered by selling price increases.

Significant capital spending included the modification of several paper machines, primarily in the United States and Europe, and productivity projects throughout the segment.

Packaging Services

($ in millions)	2008	2007	% Change
Trade sales	**$517.5**	$518.8	(0.3)%
Segment operating profits	**29.1**	44.5	(34.7)%
Depreciation, depletion and amortization	**11.7**	11.8	(1.4)%
Capital spending	**2.8**	3.7	(24.0)%

Sales decreased slightly as volume shortfalls and lower selling prices were mostly offset by a favorable impact from exchange rates and added sales from a small acquisition. The selling price decreases were primarily the result of competitive bidding activity in the latter half of 2007, the impacts of which were not fully realized until 2008. Domestic sales decreased to approximately $334 million, a 10.7% reduction, while international sales increased to approximately $183 million, up 26.8%, primarily as a result of increased service center volume in Poland.

The decrease in segment operating profits is attributable to lower selling prices and volume decreases in point-of-purchase and fulfillment operations. In addition, lower capacity utilization negatively impacted productivity. Although service center volume increased, it had very little impact on profits as these sales were on a pass-through basis with no significant additional gross margin.

Capital spending included capacity expansion in Europe as well as numerous productivity and customer development projects in the United States and Europe.

All Other Sonoco

($ in millions)	2008	2007	% Change
Trade sales	**$359.9**	$371.1	(3.0)%
Operating profits	**44.4**	51.4	(13.6)%
Depreciation, depletion and amortization	**10.7**	11.8	(9.8)%
Capital spending	**8.1**	15.9	(48.9)%

Sales for All Other Sonoco decreased on lower volumes in molded plastics, protective packaging and wire and cable reels, which were partially offset by selling price increases and the effect of favorable exchange rates. Domestic sales were approximately $282 million, down 4.1% from 2007, and international sales were approximately $78 million, an increase of 1.2%.

Operating profits in All Other Sonoco decreased due to volume declines and an unfavorable shift in the mix of business, partially offset by manufacturing productivity and purchasing initiatives. Through higher selling prices, the Company was able to recover increases in raw material costs but not higher costs of energy, freight and labor.

Capital spending included investing in productivity and customer development projects in the United States, Europe and Asia for molded and extruded plastics, protective packaging and wire and cable reels.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Cash flow from operations totaled $379.4 million in 2008, compared with $445.1 million in 2007. The decline was due largely to a lower level of working capital improvement in 2008 than in the preceding year due in part to the timing of certain payments at the end of 2008.

Cash flows used by investing activities decreased to $110.2 million in 2008, from $379.6 million in 2007. The decrease was primarily due to a $230.7 million decrease in year-over-year acquisition spending combined with a $46.3 million year-over-year decrease in capital spending. Capital spending of $123.1 million in 2008 marked a return to more historic levels, compared with the $169.4 million spent in 2007. Capital spending is expected to be approximately $120 million—$130 million in 2009.

Net cash used by financing activities totaled $241.4 million in 2008, compared with $75.0 million in 2007. The Company repaid a net $153.0 million of debt during 2008 whereas it had increased net borrowings by $78.7 million in 2007 due principally to the repurchase of 3.0 million shares of the Company's common stock and prior year acquisition spending of $236.3 million.

Current assets decreased by $97.7 million to $930.0 million at December 31, 2008. This decrease is largely attributable to lower levels of inventory and accounts receivable at December 31, 2008, stemming from slower business conditions in the fourth quarter of 2008 compared with the same period last year and from the impact of foreign currency translation due to a stronger U.S. dollar relative to most other major currencies at the end of 2008 compared to the end of 2007. Current liabilities decreased by $59.9 million to $698.2 million at December 31, 2008. This decrease was due in part to lower accounts payable for the same reasons noted above, as well as lower accrued wages and notes payable. These decreases were partially offset by a higher year-over-year balance in accrued expenses due primarily to increased environmental and restructuring reserves. The current ratio was 1.3 at December 31, 2008 and 1.4 at December 31, 2007.

The Company uses a notional pooling arrangement with an international bank to help manage global liquidity requirements. Under this pooling arrangement, the Company and its participating subsidiaries may maintain either a cash deposit or borrowing position through local currency accounts with the bank, so long as the aggregate position of the global pool is a notionally calculated net cash deposit. Because it maintains a security interest in the cash deposits, and has the right to offset the cash deposits against the borrowings, the bank provides the Company and its participating subsidiaries favorable interest terms on both.

Contractual Obligations

The following table summarizes contractual obligations at December 31, 2008:

	Payments Due In					
($ in millions)	Total	2009	2010-2011	2012-2013	Beyond 2013	Uncertain
Debt obligations	$ 689.8	$33.0	$201.5	$259.3	$196.0	$ —
Interest payments[1]	203.5	35.7	62.6	54.9	50.3	—
Operating leases	127.3	34.1	45.8	26.5	20.9	—
Income tax contingencies[2]	36.0	—	—	—	—	36.0
Purchase obligations[3]	330.4	35.8	80.9	52.0	161.7	—
Total contractual obligations[4]	$1,454.4	$138.6	$390.8	$392.7	$428.9	$103.4

[1] Includes interest payments on outstanding fixed-rate, long-term debt obligations as well as financing fees on the backstop line of credit.

[2] Due to the nature of this obligation, the Company is unable to estimate the timing of the cash outflows.

[3] Includes only long-term contractual commitments. Does not include short-term obligations for the purchase of goods and services used in the ordinary course of business.

[4] Excludes potential cash funding requirements of the Company's retirement plans and retiree health and life insurance plans.

Capital Resources

The Company reduced its total debt by $159.7 million during 2008 to a total of $689.8 million at December 31, 2008. This reduction was accomplished through net repayments of outstanding debt during the year of $153.0 million and a foreign currency translation impact of $6.7 million. During the latter part of 2008, the Internal Revenue Service issued a temporary rule extending to 60 days the period that U.S. corporations may borrow funds from foreign subsidiaries without unfavorable tax consequences. The Company utilized this rule during the final two months of the year to access approximately $72 million of offshore cash on hand, which was used to reduce commercial paper outstanding. These short-term lending arrangements were subsequently settled in 2009, resulting in equivalent increases in commercial paper outstanding and cash on hand. Depending on its immediate offshore cash needs, the Company may choose to access such funds again as allowed by the temporary rule.

The Company operates a $500 million commercial paper program that provides a flexible source of domestic liquidity. The program is supported by the Company's five-year committed bank credit facility of an equal amount established May 3, 2006, with a syndicate of lenders that is committed until May 2011. The commercial paper program has continued to operate efficiently during the recent disruption of global credit markets. In the event that the disruption of global credit markets were to become so severe that the Company was unable to issue commercial paper, it has the contractual right to draw funds directly on the underlying bank credit facility. Based on the information currently available to it, the Company believes that the lenders continue to have the ability to meet their obligations under the facility. At the Company's discretion, the borrowing rate for such loans could be based on either the agent bank's prime rate, or a pre-established spread over the London InterBank Offered Rate (LIBOR). Outstanding commercial paper, a component of the Company's long-term debt, totaled $95.0 million at December 31, 2008.

On January 2 and April 1, 2008, the Company prepaid its 6.125% and 6.0% industrial revenue bonds, respectively. The combined $70.1 million redemptions were financed with commercial paper.

Acquisitions and internal investments are key elements of the Company's growth strategy. The Company believes that cash on hand, cash generated from operations, and the available borrowing capacity under its existing credit agreement will enable it to support this strategy. Although the Company currently has no intent to do so, it may obtain additional financing in order pursue its growth strategy. Although the Company believes that it has excess borrowing capacity beyond its current lines, there can be no assurance, especially in light of current credit market conditions, that such financing would be available or, if so, at terms that are acceptable to the Company.

The Company's various U.S and international defined benefit pension and postretirement plans were underfunded at the end of 2008 by $459.6 million. Based on current actuarial estimates, the Company anticipates that total 2009 contributions to its benefit plans will be comparable to 2008 levels which were approximately $20 million. This amount reflects the full utilization of the remaining funding credits available for the U.S. qualified defined benefit pension plan that resulted from having previously funded the plan in excess of minimum requirements. Funding requirements beyond 2009 will depend largely on actual investment returns and future actuarial assumptions. Assuming the actual return on plan assets is 8.5%, and there is no change in applicable interest rates, the required funding for the U.S. qualified defined benefit plan is estimated to be approximately $60 million and $75 million in 2010 and 2011, respectively. Participation in the U.S. qualified defined benefit pension plan is frozen for salaried and non-union hourly U.S. employees hired on or after January 1, 2004. In February 2009, the plan was further amended to freeze service credit earned effective December 31, 2018. This change is expected to moderately reduce the volatility of long-term funding exposure and expenses.

Shareholders' equity decreased $278.6 million during 2008 as net income of $164.6 million was more than offset by cash dividends of $106.6 million and an increase in the accumulated other comprehensive loss component of shareholders' equity. This increase included a $141.2 million translation loss stemming from the impact of the strong U.S. dollar on the Company's foreign investments and a $194.1

million defined benefit plan adjustment stemming primarily from the 2008 investment losses incurred on the assets in the Company's various pension plans. Shareholders' equity increased $222.5 million during 2007. The increase resulted mainly from net income of $214.2 million in 2007, stock option exercises of $59.8 million, a foreign currency translation gain of $95.4 million, and defined benefit plan adjustments, net of tax, of $59.0 million, offset by cash dividends of $102.7 million, and the repurchase of $109.2 million of the Company's common stock.

The Company's Board of Directors has authorized the repurchase of up to 5.0 million shares of the Company's common stock. During 2007, the Company purchased a total of 3.0 million shares of its common stock under this authorization at a total cost of $109.2 million. The Board of Directors subsequently approved the reinstatement of those shares to the original repurchase authorization. No shares were repurchased under this authorization during 2008. Accordingly, at December 31, 2008, a total of 5.0 million shares remain available for repurchase.

Although the ultimate determination of whether to pay dividends is within the sole discretion of the Board of Directors, the Company plans to increase dividends as earnings grow. Dividends per common share were $1.07 in 2008, $1.02 in 2007 and $.95 in 2006. On February 4, 2009, the Company declared a regular quarterly dividend of $0.27 per common share payable on March 10, 2009, to shareholders of record on February 20, 2009.

Off-balance Sheet Arrangements

The Company had no material off-balance sheet arrangements at December 31, 2008.

Risk Management

As a result of operating globally, the Company is exposed to changes in foreign exchange rates. The exposure is well diversified as the Company's facilities are spread throughout the world, and the Company generally sells in the same countries where it produces. The Company monitors these exposures and may use traditional currency swaps and forward foreign exchange contracts to hedge a portion of the forecasted transactions that are denominated in foreign currencies, foreign currency assets and liabilities or net investment in foreign subsidiaries. The Company's foreign operations are exposed to political and cultural risks, but the risks are mitigated by diversification and the relative stability of the countries in which the Company has significant operations.

The Company is exposed to interest-rate fluctuations as a result of using debt as a source of financing for its operations. The Company may from time to time use traditional, unleveraged interest-rate swaps to manage its mix of fixed and variable rate debt and to control its exposure to interest rate movements within selected ranges. No such instruments were outstanding at December 31, 2008.

The Company is a purchaser of various inputs such as recovered paper, energy, steel, aluminum and resin. The Company generally does not engage in significant hedging activities, other than for energy and, from time to time, aluminum, because there is usually a high correlation between the primary input costs and the ultimate selling price of its products. Inputs are generally purchased at market or fixed prices that are established with individual vendors as part of the purchase process for quantities expected to be consumed in the ordinary course of business. On occasion, where the correlation between selling price and input price is less direct, the Company may enter into derivative contracts such as futures or swaps to reduce the effect of price fluctuations.

At December 31, 2008, the Company had contracts outstanding to fix the costs of a portion of commodity, energy and foreign exchange risks for 2009 through July 2012. Of these, the Company had swaps to cover approximately 6.3 million MMBTUs of natural gas representing approximately 75%, 57% and 32% of anticipated U.S. and Canadian natural gas usage for 2009, 2010 and 2011, respectively. The Company also had hedges to cover the purchase of approximately 7,920 metric tons of aluminum representing approximately 49% of anticipated usage for 2009. At December 31, 2008, the Company had a number of foreign currency swaps in place as both designated and undesignated hedges of either anticipated foreign currency denominated transactions or existing financial assets and liabilities.

The fair market value of derivatives was a net unfavorable position of $14.9 million ($7.2 million after tax) at December 31, 2008, and a net unfavorable position of $2.4 million ($1.5 million after tax) at December 31, 2007. Derivatives are marked to fair value using published market prices, if available, or estimated values based on current price quotes and a discounted cash flow model. See Note 11 to the Consolidated Financial Statements for more information on financial instruments.

The Company is subject to various federal, state and local environmental laws and regulations concerning, among other matters, solid waste disposal, wastewater effluent and air emissions. Although the costs of compliance have not been significant due to the nature of the materials and processes used in manufacturing operations, such laws also make generators of hazardous wastes and their legal successors financially responsible for the cleanup of sites contaminated by those wastes. The Company has been named a potentially responsible party at several environmentally contaminated sites, both owned and not owned by the Company. These regulatory actions and a small number of private party lawsuits are believed to represent the Company's largest potential environmental liabilities. The Company has accrued $70.5 million (including $67.4 million associated with U.S. Mills) at December 31, 2008, compared with $31.1 million at December 31, 2007 (including $29.0 million associated with U.S. Mills), with respect to these sites. See "Other Special Charges, Income Items and Contingencies," Item 3 – Legal Proceedings, and Note 15 to the Consolidated Financial Statements for more information on environmental matters.

RESULTS OF OPERATIONS 2007 VERSUS 2006

Operating Revenue

Consolidated net sales for 2007 were $4.04 billion, a $383 million, or 10.5%, increase over 2006.

The components of the sales change were:

($ in millions)	
Acquisitions (net of dispositions)	$192
Currency exchange rate	109
Selling price	88
Volume/Mix	(6)
Total sales increase	$383

Prices were higher throughout the Company, with the exceptions of flexible packaging and point-of-purchase and fulfillment operations, as the Company was able to implement price increases to offset the impact of higher costs of labor, energy, freight and materials. Companywide volume, excluding service center revenue, which was on a pass-through basis, decreased approximately 1.0% from 2006 levels driven by decreases in the Tubes and Cores/Paper and Consumer Packaging segments, partially offset by volume increases in point-of-purchase displays. Domestic sales were $2.5 billion, up 7.6% from 2006. International sales were $1.5 billion, up 15.7% over 2006, driven primarily by the impact of acquisitions and currency translation.

Costs and Expenses

Selling, general and administrative expenses as a percentage of sales increased to 10.1% during the year from 9.8% in 2006, primarily as a result of the previously mentioned $25.2 million U.S. Mills environmental charge. Stock-based compensation expense associated with the issuance of stock-settled stock appreciation rights totaled $4.0 million and $4.1 million in 2007 and 2006, respectively. 2007 results also include the recovery from a third party of $5.5 million in certain benefit costs.

In 2007, aggregate pension and postretirement expense decreased $9.9 million to $34.2 million, versus $44.1 million in 2006. This reduction was partially offset by a $3.5 million increase in defined contribution plan costs. The return on assets of U.S.-based defined benefit plans was 8.4% in 2007 and 13.9% in 2006.

Operating profits also reflect restructuring and asset impairment charges of $36.2 million and $26.0 million in 2007 and 2006, respectively. These items are discussed in more detail in the section above titled, "Restructuring Charges, Unusual Items and Other Activities."

Research and development costs, all of which were charged to expense, totaled $15.6 million and $12.7 million in 2007 and 2006, respectively.

Net interest expense totaled $52.3 million for the year ended December 31, 2007, compared with $45.3 million in 2006. The increase was due primarily to higher average debt levels resulting from acquisitions and stock buybacks.

The 2007 effective tax rate was 21.6%, compared with 34.0% in 2006. The year-over-year decrease in the effective tax rate, which added approximately $32 million to reported net income, was due primarily to the release of tax reserves on expiration of statutory assessment periods, foreign tax rate reductions and improved international results. Included in the effective tax rate for 2006 was the impact of a $5.3 million benefit associated with entering into favorable tax agreements with state tax authorities and closing state tax examinations for amounts less than originally anticipated. The 2006 benefits were partially offset by a $4.9 million impact resulting from restructuring charges for which a tax benefit could not be recognized.

Reportable Segments

Consolidated operating profits, also referred to as "Income before income taxes" on the Consolidated Statements of Income, are comprised of the following:

($ in millions)	2007	2006	% Change
Consumer Packaging segment	$ 104.5	$ 109.6	(4.7)%
Tubes and Cores/Paper segment	143.7	148.2	(3.0)%
Packaging Services segment	44.5	39.2	13.5%
All Other Sonoco	51.4	49.1	4.6%
Restructuring/Asset impairment charges	(36.2)	(26.0)	(36.9)%
Interest expense, net	(52.3)	(45.3)	(15.3)%
Consolidated operating profits	$ 255.6	$ 274.8	(7.0)%

Consumer Packaging

($ in millions)	2007	2006	% Change
Trade sales	$1,438.1	$1,304.8	10.2%
Segment operating profits	104.5	109.6	(4.7)%
Depreciation, depletion and amortization	66.5	55.1	20.7%
Capital spending	74.2	48.2	54.1%

Sales in this segment increased due to the impact of acquisitions, increased selling prices of composite cans and closures and favorable exchange rates, as the dollar weakened against foreign currencies. These favorable impacts were partially offset by lower volume in composite cans along with lower volume and lower selling prices in flexible packaging. Overall volumes, excluding the impact of acquisitions, were down 1% in the segment. Domestic sales were approximately $1,027 million, up 11.0% from 2006, and international sales were approximately $411 million, up 8.3% from 2006.

Segment operating profits decreased primarily due to price and volume declines in flexible packaging, along with volume declines in composite cans. These unfavorable factors exceeded the impact of productivity and purchasing initiatives and acquisitions. While the Company was able to increase selling prices in all operations except for flexible packaging, it was unable to offset increased costs of energy, freight, material and labor. High startup costs at the Company's rigid plastics container plants in Wisconsin and Ohio also dampened operating profits in the segment, as did operational issues at the metal ends plant in Brazil. Both the Wisconsin and Brazil plants were closed by the end of the first quarter of 2008.

Significant capital spending included increasing rigid plastic production capacity in the United States and productivity projects throughout the segment.

Tubes and Cores/Paper

($ in millions)	2007	2006	% Change
Trade sales	$1,712.0	$1,525.6	12.2%
Segment operating profits	143.7	148.2	(3.0)%
Depreciation, depletion and amortization	91.2	85.9	6.2%
Capital spending	75.7	63.3	19.5%

The increase in sales was due to increased selling prices throughout the segment, the impact of acquisitions and the effect of favorable exchange rates. Lower domestic tube and core volume was partially offset by increased volume in the Company's European operations. Excluding the impact of acquisitions, overall volume in the segment decreased by approximately 2%. Domestic sales increased approximately $52 million, or 6.8%, to approximately $825 million and international sales increased approximately $134 million, or 17.8% to approximately $887 million. International sales increased primarily as a result of the late 2006 acquisition of the remaining 75% interest in Demolli Industria Cartaria S.p.A, an Italy-based manufacturer of tubes, cores and paperboard.

Segment operating profits were unfavorably impacted by a charge of $25.2 million related to an increase in the environmental reserve at a Company subsidiary's paper operations in Wisconsin (see "Other Special Charges, Income Items and Contingencies" above for a discussion of this claim). In addition, lower volume and increases in the costs of energy, freight, material and labor had a negative impact on segment profitability. Partially offsetting these items were productivity and purchasing initiatives and higher selling prices, along with the impact of acquisitions.

Significant capital spending included the modification of several paper machines, primarily in the United States, Mexico and Europe, and building of new tube and core plants in Asia.

Packaging Services

($ in millions)	2007	2006	% Change
Trade sales	$518.8	$456.8	13.6%
Segment operating profits	44.5	39.2	13.5%
Depreciation, depletion and amortization	11.8	11.9	(0.8)%
Capital spending	3.7	3.4	6.8%

Sales increased due to higher volumes throughout the segment, which more than offset lower selling prices in point-of-purchase and fulfillment operations related to competitive bidding activity. Domestic sales increased to approximately $374 million, an 8.5% increase, while international sales increased to approximately $144 million, up 29.1%, primarily as a result of increased service center volume in Poland. The increase in segment operating profits is attributable to volume increases in point-of-purchase and fulfillment operations along with productivity and purchasing initiatives. The service centers' sales increase had very little impact on profits, as these sales were on a pass-through basis with no significant additional gross margin. Partially offsetting these favorable factors were the selling price declines discussed above.

Capital spending included numerous productivity and customer development projects in the United States and Europe.

All Other Sonoco

($ in millions)	2007	2006	% Change
Trade sales	$371.1	$369.7	0.4%
Operating profits	51.4	49.1	4.6%
Depreciation, depletion and amortization	11.8	12.0	(1.2)%
Capital spending	15.9	8.4	89.4%

Sales for All Other Sonoco increased slightly as price increases, the impact of acquisitions and the effect of favorable exchange rates were nearly offset by lower volumes in molded plastics and wire and cable reels. Domestic sales were approximately $294 million, down 2.2% from 2006, and international sales were approximately $77 million, an increase of 11.9%.

Operating profits in All Other Sonoco increased due primarily to manufacturing productivity and purchasing initiatives, although they were partially offset by the impact of the volume declines. Through higher selling prices, the Company was able to recover increases in raw material costs but not higher costs of energy, freight and labor.

Capital spending included investing in productivity and customer development projects in the United States and Asia for molded and extruded plastics, protective packaging and wire and cable reels.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of the Company's financial condition and results of operations are based upon the Company's Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. The Company evaluates these estimates and assumptions on an ongoing basis, including but not limited to those related to inventories, bad debts, derivatives, income taxes, intangible assets, restructuring, pension and other postretirement benefits, environmental liabilities and contingencies and litigation. Estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates. The impact of and any associated risks related to

estimates, assumptions and accounting policies are discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as in the Notes to the Consolidated Financial Statements, if applicable, where such estimates, assumptions and accounting policies affect the Company's reported and expected financial results.

The Company believes the accounting policies discussed in the Notes to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K are critical to understanding the results of its operations. The following discussion represents those policies that involve the more significant judgments and estimates used in the preparation of the Company's Consolidated Financial Statements.

Impairment of Long-lived, Intangible and Other Assets

Assumptions and estimates used in the evaluation of potential impairment can result in adjustments affecting the carrying values of long-lived, intangible and other assets and the recognition of impairment expense in the Company's Consolidated Financial Statements. The Company evaluates its long-lived assets (property, plant and equipment), definite-lived intangible assets and other assets (including notes receivable and equity investments) for impairment whenever indicators of impairment exist, or when it commits to sell the asset. If the sum of the undiscounted expected future cash flows from a long-lived asset or definite-lived intangible asset is less than the carrying value of that asset, an asset impairment charge is recognized. Key assumptions and estimates used in the cash flow model generally include price levels, sales growth, profit margins and asset life. The amount of an impairment charge, if any, is calculated as the excess of the asset's carrying value over its fair value, generally represented by the discounted future cash flows from that asset or, in the case of assets the Company evaluates for sale, at estimated proceeds less costs to sell. The Company takes into consideration historical data and experience together with all other relevant information available when estimating the fair values of its assets. However, fair values that could be realized in actual transactions may differ from the estimates used to evaluate impairment. In addition, changes in the assumptions and estimates may result in a different conclusion regarding impairment.

Impairment of Goodwill

In accordance with Statement of Financial Accounting Standards No. 142, 'Goodwill and Other Intangible Assets' (FAS 142), the Company evaluates its goodwill for impairment annually and whenever events happen or circumstances change that would make it more likely than not that an impairment may have occurred. Under FAS 142, if the carrying value of a reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment charge is recognized for the excess.

The Company's reporting units are one level below its operating segments, as determined in accordance with Statement of Financial Accounting Standards No. 131, 'Disclosures about Segments of an Enterprise and Related Information.'

The Company uses a discounted cash flow model to estimate the fair value of its reporting units. The Company's model discounts future cash flows, forecasted over a five-year period, with an estimated residual growth rate. In order to project and discount the future cash flows associated with each reporting unit, the Company must make a number of assumptions and estimates. In addition to the assumed discount and residual growth rates, these assumptions and estimates include market size and market share, sales volumes and prices, costs to produce, working capital changes, capital spending requirements and the impact of currency exchange rates. The Company's analysis takes into consideration historical data and experience together with all other relevant information available when estimating the fair values of its reporting units. However, because the analysis is an estimate, fair values that could be realized in actual transactions may differ from those used to evaluate the impairment of goodwill. In addition, changes in the underlying assumptions and estimates may result in a different conclusion regarding impairment.

In the annual evaluation of goodwill impairment that was completed during the third quarter of 2008, the estimated fair value of each of the Company's reporting units exceeded its respective carrying value and, as a result, no potential goodwill impairment was indicated. In addition, at December 31, 2008, the Company considered whether any events and/or changes in circumstances that occurred subsequent to the annual review had resulted in the likelihood that the goodwill of any of its reporting units had been impaired. It was management's conclusion that no such events or circumstances had arisen.

At the time of the annual review, the estimated future cash flows of two of the Company's reporting units, Matrix Packaging and Sonoco CorrFlex (CorrFlex), reflected management expectations for notable improvements in the results of operations. The risk related to realizing these improvements to the full extent or in the timeframes projected increases the probability that an impairment of goodwill may arise in future periods.

Matrix Packaging manufactures blow-molded plastic containers primarily for use in nonfood applications. Matrix Packaging was acquired in May 2007 to be a growth platform for the Company and to expand the Company's operations into the health and beauty market. Since that time, the Company has continued to invest significantly in the organic growth of the business. In 2008, Matrix opened a plant in Hazelwood (St. Louis), Missouri, to support new business with a major customer that is expected to double in 2009. Other growth is expected to be driven by recent awards across a number of customers and management's five-year plan anticipates opening as many as five additional production plants representing a doubling of capacity. In the annual evaluation of goodwill impairment, the estimated fair value of Matrix Packaging exceeded its carrying value by approximately $30 million, or 11%. Goodwill for Matrix Packaging was $120.2 million at December 31, 2008. If the actual performance of Matrix Packaging falls short of the projected results, or the assessment of the relevant facts and circumstances changes, it is reasonably possible that a non-cash impairment charge would be required.

CorrFlex designs, manufactures, packs and distributes point-of-purchase displays and provides contract packaging and fulfillment services. In the annual goodwill impairment review, cash flows were projected to show significant growth over the five-year forecast period. However, 2008 actual results for CorrFlex fell considerably below those expectations for various reasons, including the

impact of the recession. CorrFlex has booked a number of new business wins for 2009 that management believes, together with on-going cost reduction initiatives, justify its positive outlook for the business. However, should the actual performance of CorrFlex fall significantly short of expected results, or if the assessment of the relevant facts and circumstances changes, it is reasonably possible that a noncash impairment charge would be required. Goodwill for CorrFlex was $149.6 million at December 31, 2008.

Income Taxes

The Company records an income tax valuation allowance when the realization of any deferred tax assets, net operating losses and capital loss carryforwards is not likely. Deferred tax assets generally represent expenses recognized for financial reporting purposes, which will result in tax deductions over varying future periods. Certain judgments, assumptions and estimates may affect the amounts of the valuation allowance and deferred income tax expense in the Company's Consolidated Financial Statements.

For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. For those positions not meeting the more-likely-than-not standard, no tax benefit has been recognized in the financial statements. Where applicable, associated interest has also been recognized.

Stock Compensation Plans

The Company utilizes share-based compensation in the form of stock options, stock appreciation rights, restricted stock units and other share-based awards. Certain awards are in the form of contingent stock units where both the ultimate number of units and the vesting period are performance based. The amount and timing of compensation expense associated with these performance-based awards are based on estimates regarding future performance using measures defined in the plans. In 2008, the performance measures consisted of Earnings per Share and Return on Net Assets Employed. Changes in estimates regarding the future achievement of these performance measures may result in significant fluctuations from period to period in the amount of compensation expense reflected in the Company's Consolidated Financial Statements.

The Company uses a binomial option-pricing model to determine the grant date fair value of its stock options and stock appreciation rights. The binomial option-pricing model requires the input of subjective assumptions. Management routinely assesses the assumptions and methodologies used to calculate estimated fair value of share-based compensation. Circumstances may change and additional data may become available over time that result in changes to these assumptions and methodologies, which could materially impact fair value determinations.

Pension and Postretirement Benefit Plans

The Company has significant pension and postretirement benefit costs that are developed from actuarial valuations. The actuarial valuations employ key assumptions, which are particularly important when determining the Company's projected liabilities for pension and other postretirement benefits. The key actuarial assumptions used at December 31, 2008, in determining the projected benefit obligation and the accumulated benefit obligation for U.S. retirement and retiree health and life insurance plans include: a discount rate of 6.10%, 6.26% and 6.19% for the qualified retirement plan, non-qualified retirement plans, and retiree health and life insurance plan, respectively; an expected long-term rate of return on plan assets of 8.5%; and a rate of compensation increase ranging from 4.46% to 6.21%. Discount rates of 6.40%, 6.27% and 6.11% were used to determine net periodic benefit cost for 2008 for the qualified retirement plan, non-qualified retirement plans, and retiree health and life insurance plan, respectively.

The Company adjusts its discount rates at the end of each fiscal year based on yield curves of high-quality debt instruments over durations that match the expected benefit payouts of each plan. The expected rate of return assumption is derived by taking into consideration the targeted plan asset allocation, projected future returns by asset class and active investment management. A third party asset return model was used to develop an expected range of returns on plan investments over a 12 to 15 year period, with the expected rate of return selected from a best estimate range within the total range of projected results. The Company periodically rebalances its plan asset portfolio in order to maintain the targeted allocation levels. The rate of compensation increase assumption is generally based on salary and incentive increases. A key assumption for the U.S. retiree health and life insurance plan is a medical trend rate beginning at 10.3% for post-age 65 participants and trending down to an ultimate rate of 6.0% in 2014. The ultimate trend rate of 6.0% represents the Company's best estimate of the long-term average annual medical cost increase over the duration of the plan's liabilities. It provides for real growth in medical costs in excess of the overall inflation level.

During 2008, the Company incurred total pension and postretirement benefit expenses of approximately $26.3 million, compared with $34.2 million during 2007. The 2008 amount is net of $91.7 million of expected returns on plan assets at the assumed rate of 8.5%, and includes interest cost of $78.3 million at a weighted-average discount rate of 6.28%. The 2007 amount is net of $91.3 million of expected returns on plan assets at the assumed rate of 8.5%, and includes interest cost of $75.4 million at a discount rate of 5.63%. During 2008, the Company made contributions to pension plans of $17.2 million and postretirement plans of approximately $1.5 million. The contribution amount varies from year to year depending on factors including asset market values and interest rates. Although these contributions reduced cash flows from operations during the year, under Statement of Financial Accounting Standards No. 87, 'Employers' Accounting for Pensions' (FAS 87), they did not have an immediate significant impact on pension expense. Cumulative net actuarial losses were approximately $602 million at December 31, 2008, and are primarily the result of poor asset performance in 2008 and from 2000 through 2002. The amortization period for losses/gains is approximately 11 years for the portion outside the 10% corridor as defined by FAS 87, except for curtailments, which may result in accelerated income or expense.

Other assumptions and estimates impacting the projected liabilities of these plans include inflation, participant withdrawal and mortality rates and retirement ages. The Company annually reevaluates assumptions used in projecting the pension and postretirement liabilities and associated expense. These judgments, assumptions and estimates may affect the carrying value of pension and postretirement plan net assets and liabilities and pension and postretirement plan expenses in the Company's Consolidated Financial Statements. The sensitivity to changes in the critical assumptions for the Company's U.S. plans as of December 31, 2008 is as follows:

Assumption ($ in millions)	*Percentage Point Change*	*Projected Benefit Obligation Higher/(Lower)*	*Annual Expense Higher/(Lower)*
Discount rate	-.25 pts	$31.6	$3.3
Expected return on assets	-.25 pts	N/A	$2.1

See Note 13 to the Consolidated Financial Statements for additional information on the Company's pension and postretirement plans.

RECENT ACCOUNTING PRONOUNCEMENTS

Information regarding recent accounting pronouncements is provided in Note 19 of the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding market risk is provided in this Annual Report on Form 10-K under the following items and captions: "Conditions in foreign countries where the Company operates may reduce earnings" and "Foreign exchange rate fluctuations may reduce the Company's earnings" in Item 1A – Risk Factors; "Risk Management" in Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations; and in Note 9 to the Consolidated Financial Statements in Item 8 – Financial Statements and Supplementary Data.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consolidated Financial Statements and Notes to the Consolidated Financial Statements are provided on pages F-1 through F-28 of this report. Selected quarterly financial data is provided in Note 20 to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF SONOCO PRODUCTS COMPANY:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Sonoco Products Company and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
February 27, 2009

CONSOLIDATED BALANCE SHEETS

Sonoco Products Company

(Dollars and shares in thousands) *At December 31*	*2008*	*2007*
Assets		
Current Assets		
Cash and cash equivalents	**$ 101,655**	$ 70,758
Trade accounts receivable, net of allowances of $9,269 in 2008 and $9,519 in 2007	**392,171**	488,409
Other receivables	**46,827**	34,328
Inventories		
Finished and in process	**125,200**	138,722
Materials and supplies	**188,969**	204,362
Prepaid expenses	**50,259**	50,747
Deferred income taxes	**24,909**	40,353
	929,990	1,027,679
Property, Plant and Equipment, Net	**973,442**	1,105,342
Goodwill	**782,983**	828,348
Other Intangible Assets, Net	**120,540**	139,436
Long-term Deferred Income Taxes	**132,536**	—
Other Assets	**146,975**	239,438
Total Assets	**$3,086,466**	$3,340,243
Liabilities and Shareholders' Equity		
Current Liabilities		
Payable to suppliers	**$ 353,846**	$ 426,138
Accrued expenses and other	**249,154**	206,711
Accrued wages and other compensation	**50,274**	68,422
Notes payable and current portion of long-term debt	**32,978**	45,199
Accrued taxes	**11,944**	11,611
	698,196	758,081
Long-term Debt	**656,847**	804,339
Pension and Other Postretirement Benefits	**455,197**	180,509
Deferred Income Taxes	**50,450**	84,977
Other Liabilities	**62,801**	70,800
Commitments and Contingencies		
Shareholders' Equity		
Serial preferred stock, no par value		
Authorized 30,000 shares		
0 shares issued and outstanding as of December 31, 2008 and 2007		
Common shares, no par value		
Authorized 300,000 shares		
99,732 and 99,431 shares issued and outstanding at December 31, 2008 and 2007, respectively	**7,175**	7,175
Capital in excess of stated value	**404,939**	391,628
Accumulated other comprehensive loss	**(454,679)**	(107,374)
Retained earnings	**1,205,540**	1,150,108
Total Shareholders' Equity	**1,162,975**	1,441,537
Total Liabilities and Shareholders' Equity	**$3,086,466**	$3,340,243

The Notes beginning on page F-6 are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Sonoco Products Company

(Dollars and shares in thousands except per share data) *Years ended December 31*	*2008*	*2007*	*2006*
Net sales	**$4,122,385**	$4,039,992	$3,656,839
Cost of sales	**3,398,355**	3,286,198	2,951,799
Gross profit	**724,030**	753,794	705,040
Selling, general and administrative expenses	**374,396**	409,719	358,952
Restructuring/Asset impairment charges	**100,061**	36,191	25,970
Income before interest and income taxes	**249,573**	307,884	320,118
Interest expense	**53,401**	61,440	51,952
Interest income	**(6,204)**	(9,182)	(6,642)
Income before income taxes	**202,376**	255,626	274,808
Provision for income taxes	**54,797**	55,186	93,329
Income before equity in earnings of affiliates/minority interest in subsidiaries	**147,579**	200,440	181,479
Equity in earnings of affiliates/minority interest in subsidiaries, net of tax	**17,029**	13,716	13,602
Net income	**$ 164,608**	$ 214,156	$ 195,081
Weighted average common shares outstanding:			
Basic	**100,321**	100,632	100,073
Assuming exercise of awards	**665**	1,243	1,461
Diluted	**100,986**	101,875	101,534
Per common share			
Net income:			
Basic	**$ 1.64**	$ 2.13	$ 1.95
Diluted	**$ 1.63**	$ 2.10	$ 1.92
Cash dividends	**$ 1.07**	$ 1.02	$ .95

The Notes beginning on page F-6 are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Sonoco Products Company

(Dollars and shares in thousands)	*Comprehensive Income*	*Common Shares*		*Capital in Excess of Stated Value*	*Accumulated Other Comprehensive Loss*	*Retained Earnings*
		Outstanding	*Amount*			
January 1, 2006		99,988	$7,175	$418,668	$(106,389)	$ 943,860
Net income	$ 195,081					195,081
Other comprehensive income (loss):						
Translation gain	37,203					
Minimum pension liability adjustment[1]	1,517					
Derivative financial instruments[1]	(13,240)					
Other comprehensive income	25,480				25,480	
Comprehensive income	$ 220,561					
Adjustment to initially apply FASB Statement No. 158[1]					(181,396)	
Cash dividends						(94,745)
Issuance of stock awards		3,062		82,655		
Shares repurchased		(2,500)		(82,668)		
Stock-based compensation				11,347		
December 31, 2006		100,550	$7,175	$430,002	$(262,305)	$1,044,196
Net income	$ 214,156					214,156
Other comprehensive income:						
Translation gain	95,449					
Defined benefit plan adjustment[1]	58,958					
Derivative financial instruments[1]	524					
Other comprehensive income	154,931				154,931	
Comprehensive income	$ 369,087					
Cash dividends						(102,658)
Adjustment to initially apply FASB Interpretation No. 48						(5,586)
Issuance of stock awards		1,881		59,832		
Shares repurchased		(3,000)		(109,206)		
Stock-based compensation				11,000		
December 31, 2007		99,431	$7,175	$391,628	$(107,374)	$1,150,108
Net income	$ 164,608					164,608
Other comprehensive loss:						
Translation loss	(141,556)					
Defined benefit plan adjustment[1]	(194,149)					
Derivative financial instruments[1]	(11,600)					
Other comprehensive loss	(347,305)				(347,305)	
Comprehensive loss	$(182,697)					
Dividends						(107,366)
Adjustment upon adoption of Emerging Issues Task Force Issue No. 06-10						(1,459)
Adjustment to apply measurement date provisions of FAS 158[1]						(351)
Issuance of stock awards		332		9,977		
Shares repurchased		(31)		(843)		
Stock-based compensation				4,177		
December 31, 2008		99,732	$7,175	$404,939	$(454,679)	$1,205,540

[1] Net of tax

The Notes beginning on page F-6 are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Sonoco Products Company

(Dollars in thousands) Years ended December 31	2008	2007	2006
Cash Flows from Operating Activities			
Net income	**$ 164,608**	$ 214,156	$ 195,081
Adjustments to reconcile net income to net cash provided by operating activities			
Financial asset impairment	**42,651**	—	—
Restructuring-related asset impairment and pension curtailment	**28,995**	16,684	7,750
Depreciation, depletion and amortization	**183,034**	181,339	164,863
Share-based compensation expense	**4,177**	11,000	11,347
Equity in earnings of affiliates/minority interest in subsidiaries	**(17,029)**	(13,716)	(13,602)
Cash dividends from affiliated companies	**7,632**	8,435	9,496
Gain on disposition of assets	**(2,476)**	(838)	(4,644)
Tax effect of nonqualified stock options	**811**	9,538	10,580
Excess tax benefit of share-based compensation	**(711)**	(9,317)	(10,580)
Deferred taxes	**(18,844)**	(31,940)	(15,265)
Change in assets and liabilities, net of effects from acquisitions, dispositions, and foreign currency adjustments			
Trade accounts receivable	**58,627**	19,458	(12,982)
Inventories	**5,017**	(9,259)	33,159
Payable to suppliers	**(62,614)**	39,202	83,897
Prepaid expenses	**(7,721)**	(1,304)	6,412
Accrued expenses	**(10,531)**	30,579	(13,521)
Cash contribution to pension plans	**(20,492)**	(11,647)	(10,471)
Prepaid income taxes and taxes payable	**(1,041)**	(26,258)	(1,985)
Fox River environmental reserves and insurance receivable	**38,415**	25,150	—
Other assets and liabilities	**(13,114)**	(6,126)	43,028
Net cash provided by operating activities	**379,394**	445,136	482,563
Cash Flows from Investing Activities			
Purchase of property, plant and equipment	**(123,114)**	(169,444)	(123,279)
Cost of acquisitions, net of cash acquired	**(5,535)**	(236,263)	(227,304)
Proceeds from the sale of assets	**19,758**	23,417	21,030
Investment in affiliates and other	**(1,293)**	2,652	(2,500)
Net cash used by investing activities	**(110,184)**	(379,638)	(332,053)
Cash Flows from Financing Activities			
Proceeds from issuance of debt	**39,102**	39,041	33,535
Principal repayment of debt	**(118,115)**	(40,364)	(116,182)
Net (decrease) increase in commercial paper borrowings	**(74,000)**	80,000	59,000
Net increase (decrease) in bank overdrafts	**11,855**	(798)	(9,614)
Cash dividends – common	**(106,558)**	(102,658)	(94,745)
Excess tax benefit of share-based compensation	**711**	9,317	10,580
Shares acquired	**(843)**	(109,206)	(82,668)
Common shares issued	**6,470**	49,698	74,413
Net cash used by financing activities	**(241,378)**	(74,970)	(125,681)
Effects of Exchange Rate Changes on Cash	**3,065**	(6,268)	2,061
Increase (Decrease) in Cash and Cash Equivalents	**30,897**	(15,740)	26,890
Cash and cash equivalents at beginning of year	**70,758**	86,498	59,608
Cash and cash equivalents at end of year	**$ 101,655**	$ 70,758	$ 86,498
Supplemental Cash Flow Disclosures			
Interest paid, net of amounts capitalized	**$ 43,474**	$ 50,401	$ 41,377
Income taxes paid, net of refunds	**$ 73,872**	$ 103,846	$ 99,999

Prior year data has been reclassified to conform to the current presentation.
The Notes beginning on page F-6 are an integral part of these financial statements.

Sonoco Products Company (dollars in thousands except per share data)

The following notes are an integral part of the Consolidated Financial Statements. The accounting principles followed by the Company appear in bold type.

1. BASIS OF PRESENTATION

The Consolidated Financial Statements include the accounts of Sonoco Products Company and its majority-owned subsidiaries (the "Company" or "Sonoco") after elimination of intercompany accounts and transactions. Investments in affiliated companies in which the Company shares control over the financial and operating decisions, but in which the Company is not the primary beneficiary are accounted for as equity investments ("equity investments"). Income applicable to equity investments is reflected in "Equity in earnings of affiliates/minority interest in subsidiaries" in the Consolidated Statements of Income. The aggregate carrying value of equity investments is reported in "Other Assets" in the Company's Consolidated Balance Sheets and totaled $89,856 and $107,207 at December 31, 2008 and 2007, respectively.

Investments in affiliated companies in which the Company is not the primary beneficiary are accounted for by the equity method of accounting and at December 31, 2008, included:

Entity	*Ownership Interest Percentage at December 31, 2008*
RTS Packaging JVCO	35.0%
Cascades Conversion, Inc.	50.0%
Cascades Sonoco, Inc.	50.0%
1191268 Ontario, Inc.	50.0%
Showa Products Company Ltd.	20.0%
Conitex Sonoco Holding BVI Ltd.	30.0%

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In accordance with US GAAP, the Company records revenue when title and risk of ownership pass to the customer, and when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price to the customer is fixed or determinable and when collectibility is reasonably assured. Certain judgments, such as provisions for estimates of sales returns and allowances, are required in the application of the Company's revenue policy and, therefore, the results of operations in its Consolidated Financial Statements. Shipping and handling expenses are included in "Cost of sales," and freight charged to customers is included in "Net sales" in the Company's Consolidated Statements of Income.

The Company's trade accounts receivable are non-interest bearing and are recorded at the invoiced amounts. The allowance for doubtful accounts represents the Company's best estimate of the amount of probable credit losses in existing accounts receivable. Provisions are made to the allowance for doubtful accounts at such time that collection of all or part of a trade account receivable is in question. The allowance for doubtful accounts is monitored on a regular basis and adjustments are made as needed to ensure that the account properly reflects the Company's best estimate of uncollectible trade accounts receivable. Trade accounts receivable balances that are more than 180 days past due are generally 100% provided for in the allowance for doubtful accounts. Account balances are charged off against the allowance for doubtful accounts when the Company determines that the receivable will not be recovered. One of the Company's customers represented approximately 12% and 10% of the consolidated trade accounts receivable at December 31, 2008 and 2007, respectively. Sales to this customer accounted for approximately 12% of the Company's consolidated revenues in 2008, 2007 and 2006, and were primarily reported in the Consumer Packaging and Packaging Services segments. No other single customer comprised more than 5% of the Company's consolidated revenues in 2008, 2007 or 2006.

The Company identifies its reportable segments in accordance with Statement of Financial Accounting Standards No. 131, 'Disclosures about Segments of an Enterprise and Related Information', based on the level of detail reviewed by the chief operating decision maker, gross profit margins, nature of products sold, nature of the production processes, type and class of customer, methods used to distribute products and nature of the regulatory environment. Of these factors, the Company believes that the most significant are the nature of its products and the type of customers served.

Research and development costs are charged to expense as incurred and include salaries and other directly related expenses. Research and development costs totaling $15,888 in 2008, $15,614 in 2007 and $12,735 in 2006, are included in "Selling, general and administrative expenses" in the Company's Consolidated Statements of Income.

2. ACQUISITIONS

The Company completed two acquisitions during 2008 at an aggregate cost of $5,535 in cash. These acquisitions consisted of Amtex Packaging, Inc., a packaging fulfillment company included in the Packaging Services segment, and VoidForm International Ltd., a Canada-based construction tube business included in the Tubes and Cores/Paper segment. The acquisition of these businesses is expected to generate annual sales of approximately $6,000. In conjunction with these acquisitions, the Company recorded identifiable intangibles of $4,890, goodwill of $179, and other net tangible assets of $466. The Company has accounted for these acquisitions as purchases and, accordingly, has included their results of operations in consolidated net income from the respective dates of acquisition. Pro forma results have not been provided, as the acquisitions were not material to the Company's financial statements individually or in the aggregate.

The Company completed four acquisitions during 2007, and purchased the remaining 51.1% interest of its AT-Spiral Oy joint ven-

ture, a European manufacturer of tubes and cores, at an aggregate cost of $236,263, all of which was paid in cash. In connection with these acquisitions, the Company recorded fair value of identified intangibles totaling $49,565, goodwill of $126,856 (none of which is expected to be tax deductible) and other net tangible assets of $59,842. Acquisitions in the Consumer Packaging segment included Matrix Packaging, Inc., a manufacturer of custom-designed blow molded rigid plastic containers and injection molded products with operations in the United States and Canada, and the fiber and plastic container business of Caraustar Industries, Inc. in the United States. Additional acquisitions in 2007 consisted of a small tube and core business in Mexico, which is included in the Tubes and Cores/Paper segment, and a small protective packaging business in the United States, which is included in All Other Sonoco. As these acquisitions were not material to the Company's financial statements individually or in the aggregate, pro forma results have not been provided.

The Company completed six acquisitions during 2006, and purchased the remaining 35.5% minority interest in Sonoco-Alcore S.a.r.l. (Sonoco-Alcore), a European tube, core and coreboard joint venture formed in 2004, at an aggregate cost of $227,304, all of which was paid in cash. In connection with these acquisitions, the Company recorded fair value of identified intangibles of approximately $27,800, goodwill of approximately $83,400 (of which approximately $23,500 is expected to be tax deductible), and other net tangible assets of approximately $116,100. Acquisitions in the Company's Tubes and Cores/Paper segment included the remaining 75% interest in Demolli Industria Cartaria S.p.A, an Italy-based manufacturer of tubes, cores and paperboard and a small tube and core manufacturer in Canada. Acquisitions in the Consumer Packaging segment included a rotogravure printed flexible packaging manufacturer in Texas; a rigid paperboard composite container manufacturer in Ohio; and Clear Pack Company, a manufacturer of thermoformed and extruded plastic materials and containers in Illinois. The Company also acquired a small packaging fulfillment business in Illinois, which is included in the Packaging Services segment.

3. RESTRUCTURING AND ASSET IMPAIRMENT

The Company accounts for restructuring charges in accordance with Statement of Financial Accounting Standards No. 146, 'Accounting for Costs Associated with Exit or Disposal Activities' (FAS 146), whereby exit costs are recognized when the liability is incurred. If assets become impaired as a result of a restructuring action, the assets are written down to fair value, less estimated costs to sell, if applicable. A number of significant estimates and assumptions are involved in the determination of fair value. The Company considers historical experience and all available information at the time the estimates are made; however, the amounts that are ultimately realized upon the sale of divested assets may differ from the estimated fair values reflected in the Company's Consolidated Financial Statements.

The Company has engaged in a number of restructuring actions over the past several years. Actions initiated in 2008 and 2007 are reported as "Other 2008 Actions" and "Other 2007 Actions," respectively. The Company has two formal restructuring plans that are still active, although both were substantially complete at December 31, 2008. These are the 2006 Plan and the 2003 Plan. Following are the total restructuring and asset impairment charges, net of adjustments, recognized by the Company during the periods presented:

	Year Ended December 31		
	2008	*2007*	*2006*
Restructuring/Asset impairment:			
Other 2008 Actions	**$ 38,235**	$ —	$ —
Other 2007 Actions	**15,807**	19,638	—
2006 Plan	**2,992**	16,824	17,498
2003 Plan	**376**	(271)	8,472
	$ 57,410	$ 36,191	$25,970
Income tax benefit	**(22,490)**	(10,835)	(4,640)
Minority interest impact, net of tax	**(4,102)**	(64)	(416)
Restructuring/Asset impairment charges, net of adjustments (after tax)	**$ 30,818**	$ 25,292	$20,914

Restructuring and asset impairment charges are included in "Restructuring/Asset impairment charges" in the Consolidated Statements of Income, except for restructuring charges applicable to equity method investments, which are included in "Equity in earnings of affiliates/minority interest in subsidiaries, net of tax."

The Company expects to recognize future additional costs totaling approximately $11,000 in connection with previously announced restructuring actions. The Company believes that the majority of these charges will be incurred and paid by the end of 2009.

Additional disclosures concerning other 2008 and other 2007 restructuring and asset impairment charges, and the 2006 and 2003 restructuring plans, is provided below.

Other 2008 Actions

During 2008, the Company initiated the following closures in its Tubes and Cores/Paper segment: ten tube and core plants, three in the United States, three in Canada, two in the United Kingdom, one in Spain, and one in China; two paper mills, one in the United States and one in Canada; and a specialty paper machine in the United States. In addition, closures were initiated of four rigid packaging plants in the United States (part of the Consumer Packaging segment) and two fulfillment centers in the United States (part of the Packaging Services segment). The Company also realigned its fixed cost structure resulting in the permanent elimination of approximately 125 salaried positions. Communication to most of the affected employees took place

prior to the end of 2008; accordingly, the vast majority of the costs of severance and termination benefits were recognized in 2008. All remaining severance costs will be recognized in the first half of 2009.

Below is a summary of the Other 2008 Actions and related expenses by type incurred and estimated to be incurred through the end of the restructuring initiative.

Other 2008 Actions	*Total Incurred to Date*	*Estimated Total Cost*
Severance and Termination Benefits		
Tubes and Cores/Paper segment	$ 8,221	$10,221
Consumer Packaging segment	4,102	4,902
Packaging Services segment	1,368	1,543
All Other Sonoco	563	563
Corporate	1,734	1,734
Asset Impairment/Disposal of Assets		
Tubes and Cores/Paper segment	10,949	10,949
Consumer Packaging segment	4,706	4,706
Packaging Services segment	365	365
Other Costs		
Tubes and Cores/Paper segment	5,245	10,940
Consumer Packaging segment	974	2,224
Packaging Services segment	—	375
Corporate	8	8
Total	$38,235	$48,530

The following table sets forth the activity in the Other 2008 Actions restructuring accrual included in "Accrued expenses and other" on the Company's Consolidated Balance Sheets:

Other 2008 Actions Accrual Activity	*Severance and Termination Benefits*	*Asset Impairment/Disposal of Assets*	*Other Costs*	*Total*
Liability, December 31, 2007	$ —	$ —	$ —	$ —
2008 charges	15,988	16,020	6,227	38,235
Cash receipts/(payments)	(3,992)	219	(1,943)	(5,716)
Asset write downs/disposals	—	(16,239)	—	(16,239)
Foreign currency translation	(103)	—	—	(103)
Pension curtailment/settlement	—	—	(3,927)	(3,927)
Liability, December 31, 2008	$11,893	$ —	$ 357	$ 12,250

Other Costs in the Tubes and Cores/Paper segment include curtailment and settlement charges of $3,927 related to a defined benefit pension plan maintained for the hourly union employees of the Canadian paper mill.

The Company also recorded noncash, after-tax offsets in the amount of $1,131 to reflect a minority interest holder's portion of restructuring costs that were charged to expense in 2008.

The Company expects to pay the majority of the remaining Other 2008 Actions restructuring costs by the end of 2009 using cash generated from operations.

Other 2007 Actions

In 2007, the Company initiated the closures of the following operations: a metal ends plant in Brazil (Consumer Packaging segment), a rigid packaging plant in the United States (Consumer Packaging segment), a paper mill in China (Tubes and Cores/Paper segment), a molded plastics plant in Turkey (All Other Sonoco), and a point-of-purchase display manufacturing plant in the United States (Packaging Services segment).

Below is a summary of the Other 2007 Actions and related expenses by type incurred, and estimated to be incurred, through the end of the restructuring initiative.

Other 2007 Actions	*Year Ended December 31, 2007*	*Year Ended December 31, 2008*	*Total Incurred to Date*	*Estimated Total Cost*
Severance and Termination Benefits				
Tubes and Cores/Paper segment	$ 1,148	**$ 6,908**	$ 8,056	$ 8,056
Consumer Packaging segment	874	**653**	1,527	1,527
Packaging Services segment	134	**270**	404	404
All Other Sonoco	36	**—**	36	36
Asset Impairment/Disposal of Assets				
Tubes and Cores/Paper segment	—	**(845)**	(845)	(845)
Consumer Packaging segment	16,348	**5,181**	21,529	21,529
All Other Sonoco	597	**(61)**	536	536
Other Costs				
Tubes and Cores/Paper segment	—	**604**	604	604
Consumer Packaging segment	273	**3,097**	3,370	3,620
All Other Sonoco	228	**—**	228	228
Total	$19,638	**$15,807**	$35,445	$35,695

The net charges for 2008 relate primarily to severance and other termination benefits that became recognizable upon communication to the affected employees throughout the first half of the year. Asset impairment charges in the Consumer Packaging segment totaling $5,181 resulted from noncash impairments of property, plant and equipment at the Company's metal ends plant in Brazil and rigid packaging plant in the United States, while a net gain of $845 was recognized in the Tubes and Cores/Paper segment as sales proceeds for the Company's former paper mill in China in excess of the carrying value of the underlying assets were realized at the end of the year. Other costs relate primarily to the dismantling of machinery and equipment and other miscellaneous exit costs.

During the year ended December 31, 2008, the Company also recorded noncash, after-tax offsets in the amounts of $2,971 to reflect a minority interest holder's portion of restructuring costs that were charged to expense.

The following table sets forth the activity in the Other 2007 Actions restructuring accrual included in "Accrued expenses and other" on the Company's Consolidated Balance Sheets:

Other 2007 Actions Accrual Activity	*Severance and Termination Benefits*	*Asset Impairment/ Disposal of Assets*	*Other Costs*	*Total*
Liability, December 31, 2006	$ —	$ —	$ —	$ —
2007 charges	2,192	16,945	501	19,638
Cash payments	(1,031)	—	(273)	(1,304)
Asset write downs/disposals	—	(16,947)	—	(16,947)
Foreign currency translation	4	2	2	8
Liability, December 31, 2007	$ 1,165	$ —	$ 230	$ 1,395
2008 charges	7,974	10,067	3,704	21,745
Cash receipts/(payments)	(7,513)	14,671	(3,920)	3,238
Asset write downs/disposals	—	(18,946)	—	(18,946)
Foreign currency translation	262	—	(11)	251
Adjustments	(143)	(5,792)	(3)	(5,938)
Liability, December 31, 2008	$ 1,745	$ —	$ —	$ 1,745

As a result of plant closures associated with Other 2007 Actions, the Company recognized pre-tax asset impairment charges totaling $10,067 in 2008. These noncash charges were primarily the result of additional impairment losses on property, plant and equipment at the Company's metal ends plant in Brazil and additional reserves on accounts receivable at the Company's paper mill in China. In each case, the assets were determined to be impaired directly as a result of the closure of the facilities. Sales proceeds, net of commissions, of $14,671 were recognized in December 2008 for the sale of the Company's paper mill in China. Accordingly, the remaining net book value of property, plant and equipment of $4,763, and the remaining net book value of land use rights, an intangible asset, of $4,178, was written off in 2008. The net gain of $5,730 is reflected in "Adjustments" in the table above. Under the terms of the sales agreement for this paper mill, additional sales proceeds of approximately $10,000 are due in 2009. The Company is following the cost recovery method of Statement of Financial Accounting Standards No. 66, 'Accounting for Sales of Real Estate,' in recognizing the net gain on this transaction. Accordingly, gains on the sale have been recognized only to the extent that cash has been received. Upon receipt of the additional proceeds, the Company expects to recognize a net gain of approximately $3,700 after taxes and minority interest.

The Company expects to pay the majority of the remaining Other 2007 Actions restructuring costs during 2009 using cash generated from operations.

The 2006 Plan

The 2006 Plan included the closure of 12 plant locations and the reduction of approximately 540 positions worldwide. The majority of the restructuring program focused on improving the cost effectiveness of international operations, principally in Europe. These measures began in the fourth quarter of 2006 and are substantially complete. Significant operations affected in the Tubes and Cores/Paper segment included a paper mill in France, two tube and core plants in Canada, and one in the United States. Operations affected in the Consumer Packaging segment included a rigid packaging plant in Germany, rigid packaging production lines in the United Kingdom, and a flexible packaging plant in Canada. Operations affected in All Other Sonoco included a molded plastics plant and a wooden reels facility, both located in the United States. In addition, the 2006 Plan included downsizing actions in the Company's European tube and core/paper operations.

Below is a summary of the 2006 Plan and related expenses by type incurred, and estimated to be incurred, through the end of the restructuring initiative.

2006 Plan	*Year Ended December 31, 2006*	*2007*	*2008*	*Total Incurred to Date*	*Estimated Total Cost*
Severance and Termination Benefits					
Tubes and Cores/ Paper segment	$ 8,465	$ 4,697	**$ 829**	$13,991	$13,991
Consumer Packaging segment	1,057	4,396	**(279)**	5,174	5,174
Packaging Services segment	77	451	**—**	528	528
All Other Sonoco	375	382	**4**	761	761
Asset Impairment/ Disposal of Assets					
Tubes and Cores/ Paper segment	4,620	(398)	**57**	4,279	4,279
Consumer Packaging segment	309	1,377	**—**	1,686	1,686
All Other Sonoco	261	—	**222**	483	483
Other Costs					
Tubes and Cores/ Paper segment	2,130	4,072	**1,487**	7,689	7,822
Consumer Packaging segment	156	1,288	**489**	1,933	2,122
All Other Sonoco	48	559	**183**	790	790
Total	$17,498	$16,824	**$2,992**	$37,314	$37,636

The following table sets forth the activity in the 2006 Plan restructuring accrual included in "Accrued expenses and other" on the Company's Consolidated Balance Sheets:

2006 Plan Accrual Activity	*Severance and Termination Benefits*	*Asset Impairment Disposal of Assets*	*Other Costs*	*Total*
Liability, December 31, 2006	$ 8,264	$ —	$ 1,685	$ 9,949
2007 charges	10,617	2,897	5,873	19,387
Cash receipts/(payments)	(15,125)	5,201	(7,217)	(17,141)
Asset write downs/disposals	—	(6,180)	—	(6,180)
Foreign currency translation	452	—	83	535
Adjustments	(691)	(1,918)	46	(2,563)
Liability, December 31, 2007	$ 3,517	$ —	$ 470	$ 3,987
2008 charges	797	279	2,209	3,285
Cash payments	(3,718)	—	(2,072)	(5,790)
Asset write downs/disposals	—	(279)	—	(279)
Foreign currency translation	(85)	—	(23)	(108)
Pension curtailment/ settlement	—	—	(495)	(495)
Adjustments	(243)	—	(50)	(293)
Liability, December 31, 2008	**$ 268**	**$ —**	**$ 39**	**$ 307**

Other Costs in the Tubes and Cores/Paper segment include settlement charges of $495 related to a defined benefit pension plan maintained for the hourly union employees of the Canadian tube and core plants.

During the year ended December 31, 2007, the Company recorded noncash, after-tax offsets in the amount of $64, in order to reflect a minority interest holder's portion of restructuring costs that were charged to expense.

The Company expects to pay the majority of the remaining 2006 Plan restructuring costs, with the exception of certain building lease termination expenses, by the end of 2009, using cash generated from operations.

The 2003 Plan

In August 2003, the Company announced general plans to reduce its overall cost structure by $54,000 pretax by realigning and centralizing a number of staff functions and eliminating excess plant capacity. Pursuant to these plans, the Company completed 22 plant closings and reduced its workforce by approximately 1,120 employees. As of December 31, 2008, the Company had incurred cumulative pre-tax charges, net of adjustments, of $103,114 associated with these activities.

The 2003 Plan is substantially complete. At December 31, 2008, the remaining restructuring accrual for the 2003 Plan totaled $1,049. The accrual, included in "Accrued expenses and other" on the Company's Consolidated Balance Sheet, relates primarily to a building lease termination. The Company expects to recognize future pre-tax charges of approximately $150 associated with the 2003 Plan, primarily related to this building lease termination. The Company expects both the liability and the future costs to be fully paid at the end of 2012, using cash generated from operations.

4. FINANCIAL ASSET IMPAIRMENT

As a result of the 2003 sale of the High Density Film business, the Company received a preferred equity interest in the buyer and a subordinated note receivable due in 2013 as a portion of the selling price. The Company's year-end 2007 financial review of the buyer indicated that collectibility was probable. However, based on updated information provided by the buyer late in the first quarter of 2008, the Company concluded that neither the collection of its subordinated note receivable nor redemption of its preferred equity interest was probable, and that their value was likely zero. Accordingly, the Company fully reserved these items in the first quarter of 2008, recording a charge totaling $42,651 pretax ($30,981 after tax). This financial asset impairment charge is included in "Restructuring/Asset impairment charges" in the Company's Consolidated Statements of Income. Both the preferred equity interest and the subordinated note receivable had been included in "Other Assets" in the Company's Consolidated Balance Sheets. On May 6, 2008, the buyer filed a petition for relief under Chapter 11 with the United States Bankruptcy Court for the District of Delaware that included a plan of reorganization, which was subsequently approved by the court June 26, 2008. As part of the plan of reorganization, the Company's preferred equity interest and its subordinated note receivable were extinguished.

5. CASH AND CASH EQUIVALENTS

Cash equivalents are composed of highly liquid investments with an original maturity of three months or less. Cash equivalents are recorded at cost, which approximates market. At December 31, 2008 and 2007, outstanding checks totaling $23,781 and $12,469, respectively, were included in "Payable to suppliers" on the Company's Consolidated Balance Sheets. In addition, outstanding payroll checks of $1,229 and $686 as of December 31, 2008 and 2007, respectively, were included in "Accrued wages and other compensation" on the Company's Consolidated Balance Sheets.

The Company uses a notional pooling arrangement with an international bank to help manage global liquidity requirements. Under this pooling arrangement, the Company and its participating subsidiaries may maintain either cash deposit or borrowing positions through local currency accounts with the bank, so long as the aggregate position of the global pool is a notionally calculated net cash deposit. Because it maintains a security interest in the cash deposits, and has the right to offset the cash deposits against the borrowings, the bank provides the Company and its participating subsidiaries favorable interest terms on both. The Company's Consolidated Balance Sheets reflect a net cash deposit under this pooling arrangement of $1,753 and $200 as of December 31, 2008 and 2007, respectively.

6. INVENTORIES

Inventories are stated at the lower of cost or market. The last-in, first-out (LIFO) method is used for the valuation of certain of the Company's domestic inventories, primarily metal, internally manufactured paper and paper purchased from third parties. The

LIFO method of accounting was used to determine the costs of approximately 23% and 18% of total inventories at December 31, 2008 and 2007, respectively. The remaining inventories are determined on the first-in, first-out (FIFO) method.

If the FIFO method of accounting had been used for all inventories, total inventory would have been higher by $17,667 and $16,404 at December 31, 2008 and 2007, respectively.

7. PROPERTY, PLANT AND EQUIPMENT

Plant assets represent the original cost of land, buildings and equipment, less depreciation, computed under the straight-line method over the estimated useful lives of the assets, and are reviewed for impairment whenever events indicate the carrying value may not be recoverable.

Equipment lives generally range from three to 11 years, and buildings from 15 to 40 years.

Timber resources are stated at cost. Depletion is charged to operations based on the estimated number of units of timber cut during the year.

Details at December 31 are as follows:

	2008	2007
Land	**$ 74,254**	$ 72,757
Timber resources	**39,274**	39,069
Buildings	**420,642**	443,567
Machinery and equipment	**2,210,659**	2,289,720
Construction in progress	**62,913**	105,205
	2,807,742	2,950,318
Accumulated depreciation and depletion	**(1,834,300)**	(1,844,976)
Property, plant and equipment, net	**$ 973,442**	$ 1,105,342

Estimated costs for completion of capital additions under construction totaled approximately $62,000 at December 31, 2008.

Depreciation and depletion expense amounted to $170,032 in 2008, $170,013 in 2007 and $157,000 in 2006.

The Company has certain properties and equipment that are leased under noncancelable operating leases. Future minimum rentals under noncancelable operating leases with terms of more than one year are as follows: 2009 – $34,100; 2010 – $26,100; 2011 – $19,700; 2012– $15,500; 2013 – $11,000 and thereafter – $20,900. Total rental expense under operating leases was approximately $52,900 in 2008, $46,800 in 2007 and $42,200 in 2006.

8. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards No. 142 'Goodwill and Other Intangible Assets' (FAS 142). Under FAS 142, purchased goodwill and intangible assets with indefinite lives are not amortized. The Company evaluates its goodwill for impairment at least annually, and more frequently if indicators of impairment are present. In performing the impairment test, the Company uses discounted future cash flows to estimate the fair value of each reporting unit. If the fair value of the reporting unit exceeds the carrying value of the reporting unit's assets, including goodwill, there is no impairment. Otherwise, if the carrying value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment charge is recognized for the excess.

The Company completed its annual goodwill impairment testing during the third quarters of 2008, 2007 and 2006. Based on the results of these evaluations, the Company concluded that there was no impairment of goodwill for any of its reporting units. The 2008 evaluation used forward-looking projections and included significant expected improvements in the future cash flows of two of the Company's reporting units, Matrix Packaging and Sonoco CorrFlex (CorrFlex). The annual evaluation indicated that the estimated fair value of Matrix Packaging exceeded its carrying value by approximately $30,000, or 11%. If the Company's assessment of the relevant facts and circumstances changes or if actual performance in these reporting units falls short of the projected results, noncash impairment charges may be required. Total goodwill associated with Matrix Packaging and CorrFlex at December 31, 2008, was approximately $120,000 and $150,000, respectively.

The changes in the carrying amount of goodwill for the year ended December 31, 2008, are as follows:

	Tubes and Cores Paper Segment	Consumer Packaging Segment	Packaging Services Segment	All Other Sonoco	Total
Balance as of January 1, 2008	$245,130	$366,223	$151,000	$65,995	$828,348
Goodwill on 2008 acquisitions	179	—	—	—	179
Adjustments	(125)	1,429	—	326	1,630
Foreign currency translation	(15,945)	(30,758)	(390)	(81)	(47,174)
Balance as of December 31, 2008	$229,239	$336,894	$150,610	$66,240	$782,983

Adjustments to goodwill totaled $1,630 in 2008. Of this total, $1,420 was in connection with the closures of two plants and an injection molding operation that were part of the fourth quarter 2007 acquisition of the fiber and plastic container business of Caraustar Industries, Inc. The remaining adjustments consisted of minor tax adjustments associated with the second quarter 2007 acquisition of Matrix Packaging, LLC, impairment charges and other purchase price adjustments relating to 2007 acquisitions.

Other Intangible Assets

Intangible assets are amortized, usually on a straight-line basis, over their respective useful lives, which generally range from three to 20 years. The Company evaluates its intangible assets for impairment whenever indicators of impairment exist. The Company has no intangibles with indefinite lives.

	2008	*2007*
Amortizable intangibles – Gross cost		
Patents	**$ 3,559**	$ 3,360
Customer lists	**156,883**	161,805
Land use rights	**316**	7,315
Supply agreements	**1,000**	1,000
Other	**12,047**	11,032
Total gross cost	**$173,805**	$184,512
Total accumulated amortization	**$ (53,265)**	$ (45,076)
Net amortizable intangibles	**$120,540**	$139,436

The Company recorded $4,890 of identifiable intangibles in connection with 2008 business acquisitions, all of which related to customer lists that will be amortized over a period of 15 years. An additional $160 of identifiable intangibles was recorded in connection with new contracts. This intangible is related to a customer list and will be amortized over a period of five years. In addition, the Company acquired various patents during 2008 for a total cost of $170.

During 2008, the Company wrote off $4,178 of land use rights in conjunction with the sale of its paper mill in China. In addition, non-cash impairment charges totaling $595 were recorded on customer lists within the Consumer Packaging segment in 2008.

Aggregate amortization expense on intangible assets was $13,002, $11,326 and $7,863 for the years ended December 31, 2008, 2007 and 2006, respectively. Amortization expense on intangible assets is expected to approximate $12,700 in 2009, $12,500 in 2010, $12,100 in 2011, $11,600 in 2012 and $11,400 in 2013.

9. DEBT

Debt at December 31 was as follows:

	2008	*2007*
Commercial paper, average rate of 3.13% in 2008 and 5.32% in 2007	**$ 95,000**	$169,000
6.75% debentures due November 2010	**99,954**	99,940
6.5% debentures due November 2013	**249,439**	249,324
5.625% debentures due November 2016	**149,465**	149,393
9.2% debentures due August 2021	**41,305**	41,305
6.125% Industrial Revenue Bonds (IRBs) due June 2025	—	34,721
6.0% IRBs due April 2026	—	34,423
Foreign denominated debt, average rate of 6.5% in 2008 and 8.0% in 2007	**43,284**	56,721
Other notes	**11,378**	14,711
Total debt	**689,825**	849,538
Less current portion and short-term notes	**32,978**	45,199
Long-term debt	**$656,847**	$804,339

The Company operates a $500,000 commercial paper program that provides a flexible source of domestic liquidity. The program is supported by the Company's five-year committed bank credit facility of an equal amount established May 3, 2006, with a syndicate of lenders that is committed until May 2011. The commercial paper program has continued to operate efficiently during the recent disruption of global credit markets. In the event that the disruption of global credit markets were to become so severe that the Company was unable to issue commercial paper, it has the contractual right to draw funds directly on the underlying bank credit facility. Based on the information currently available to it, the Company believes that the lenders continue to have the ability to meet their obligations under the facility. At the Company's discretion, the borrowing rate for such loans could be based on either the agent bank's prime rate, or a pre-established spread over LIBOR. Outstanding commercial paper, a component of the Company's long-term debt, totaled $95,000 at December 31, 2008.

During the latter part of 2008, the Internal Revenue Service issued a temporary rule extending to 60 days the period that U.S. corporations may borrow funds from foreign subsidiaries without unfavorable tax consequences. The Company utilized this rule during the final two months of the year to access approximately $72 million of

offshore cash on hand, which was used to reduce commercial paper outstanding. These short-term lending arrangements were subsequently settled in 2009, resulting in equivalent increases in commercial paper outstanding and cash on hand. Depending on its immediate offshore cash needs, the Company may choose to access such funds again in the future as allowed by this temporary rule.

In addition, at December 31, 2008, the Company had approximately $184,000 available under unused short-term lines of credit. These short-term lines of credit are for general Company purposes, with interest at mutually agreed-upon rates.

Certain of the Company's debt agreements impose restrictions with respect to the maintenance of financial ratios and the disposition of assets. The most restrictive covenant currently requires the Company to maintain a minimum level of net worth, as defined. As of December 31, 2008, the Company's defined net worth was approximately $420,000 above the minimum level required under this covenant.

The 6.0% and the 6.125% IRBs were prepaid during 2008 with commercial paper. These IRBs had been collateralized by property, plant and equipment at several locations.

The approximate principal requirements of debt maturing in the next five years are: 2009 – $32,978; 2010 – $104,665; 2011 – $96,790; 2012 – $8,338 and 2013 – $250,935.

10. FINANCIAL INSTRUMENTS AND DERIVATIVES

The following table sets forth the carrying amounts and fair values of the Company's significant financial instruments where the carrying amount differs from the fair value.

	December 31, 2008		*December 31, 2007*	
	Carrying Amount	*Fair Value*	*Carrying Amount*	*Fair Value*
Long-term debt	**$656,847**	**$599,748**	$804,339	$830,031
Hilex note receivable and equity instrument	**$ —**	**$ —**	$ 42,651	$ 34,737

The carrying value of cash and cash equivalents, short-term debt and long-term variable-rate debt approximates fair value. The fair value of long-term debt is based on quoted market prices or is determined by discounting future cash flows using interest rates available to the Company for issues with similar terms and average maturities. At December 31, 2007, the fair value of the Hilex note receivable and equity instrument was based on discounted future cash flows using observable market interest rates for issues with similar terms, maturities and risks. These instruments became impaired during 2008 resulting in a charge to earnings of $42,651 before tax. See additional information regarding this financial asset impairment in Note 4 to the Consolidated Financial Statements.

The Company records its derivatives in accordance with Statement of Financial Accounting Standards No. 133, 'Accounting for Derivative Instruments and Hedging Activities' (FAS 133), and related amendments. This Statement requires that all derivatives be recognized as assets or liabilities on the balance sheet at fair value and provides guidance on accounting for derivatives entered into as a hedge. The Company uses published market prices or estimated values based on current price quotes and a discounted cash flow model to estimate the fair market value of derivatives. Changes in the fair value of derivatives are recognized either in net income or in other comprehensive income, depending on the designated purpose of the derivative. It is the Company's policy not to speculate in derivative instruments. The Company has determined all hedges to be highly effective and as a result no material ineffectiveness has been recorded.

The Company uses derivatives to mitigate the effect of fluctuations in some of its raw material and energy costs, foreign currency fluctuations and interest rate movements. The Company purchases commodities such as recovered paper, metal and energy generally at market or fixed prices that are established with the vendor as part of the purchase process for quantities expected to be consumed in the ordinary course of business. The Company may enter into commodity futures or swaps to reduce the effect of price fluctuations. The Company may use foreign currency forward contracts and other risk management instruments to manage exposure to changes in foreign currency cash flows and the translation of monetary assets and liabilities on the Company's consolidated financial statements. The Company is exposed to interest-rate fluctuations as a result of using debt as a source of financing for its operations. The Company may from time to time use traditional, unleveraged interest rate swaps to adjust its mix of fixed and variable rate debt to manage its exposure to interest rate movements.

Cash Flow Hedges

At December 31, 2008 and 2007, the Company had derivative financial instruments outstanding to hedge anticipated transactions and certain asset and liability related cash flows. To the extent considered effective, the changes in fair value of these contracts are recorded in other comprehensive income and reclassified to income or expense in the period in which the hedged item impacts earnings.

Commodity Cash Flow Hedges

The Company has entered into certain derivative contracts to manage the cost of anticipated purchases of natural gas and aluminum. At December 31, 2008, natural gas swaps covering approximately 6.3 million MMBTUs were outstanding. These contracts represent approximately 75%, 57% and 32% of anticipated U.S. and Canadian usage for 2009, 2010 and 2011, respectively. Additionally, the Company had swap contracts covering 7,920 metric tons of aluminum representing approximately 49% of anticipated usage for 2009. The fair value of commodity cash flow hedges was $(20,491) and $(2,588) at December 31, 2008 and 2007, respectively.

Foreign Currency Cash Flow Hedges

The Company has entered into forward contracts to hedge certain anticipated foreign currency denominated sales and purchases forecasted to occur in 2009. At December 31, 2008, the net position of these contracts was to purchase approximately 55 million Canadian dollars. The fair value of these foreign currency cash flow hedges was $(666) at December 31, 2008. There were no foreign currency derivatives qualifying for hedge accounting treatment outstanding at December 31, 2007.

Fair Value Hedges

Prior to 2007, the Company utilized interest rate swaps that qualified as fair value hedges. These swaps were terminated during 2006 at a time when the fair value of the swaps was a net unfavorable position of $2,137. In accordance with FAS 133, interest expense is being adjusted by amortization of this loss over the remaining lives of the related bonds. The Company did not enter into any new fair value hedges during the years ended December 31, 2008 or 2007.

Other Derivatives

The Company routinely enters into forward contracts or swaps to economically hedge the currency exposure of intercompany debt and existing foreign currency denominated receivables and payables. The Company does not apply hedge accounting treatment under FAS 133 for these instruments. As such, changes in fair value are recorded directly to income and expense in the periods that they occur. The total notional amount of these hedges, all of which were short-term, was $69,092 and $11,468 at December 31, 2008 and 2007, respectively. On occasion, certain subsidiaries will enter into derivative contracts to hedge various other foreign currency exposures; these contracts were not material for any of the periods presented. The aggregate fair value of all other derivatives was $6,264 and $24 at December 31, 2008 and 2007, respectively.

11. FAIR VALUE MEASUREMENTS

Statement of Financial Accounting Standards No. 157, 'Fair Value Measurements' (FAS 157) was issued to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. Applicable provisions of FAS 157 were adopted by the Company effective January 1, 2008, including the disclosures presented below.

The following table sets forth information regarding the Company's financial assets and financial liabilities that are measured at fair value. The Company does not currently have any nonfinancial assets or liabilities that are recognized or disclosed at fair value on a recurring basis.

		Fair Value Measurements at Reporting Date Using		
Description	*December 31, 2008*	*Quoted Market Prices in Active Market for Identical Assets Liabilities (Level 1)*	*Significant Other Observable Inputs (Level 2)*	*Significant Unobservable Inputs (Level 3)*
Assets:				
Derivatives	$ 6,628	$ —	$ 6,628	$ —
Deferred Compensation Plan Assets	$ 1,648	$1,648	$ —	$ —
Liabilities:				
Derivatives	$ 21,208	$ —	$21,208	$ —

As discussed in Note 10, the Company uses derivatives to mitigate the effect of raw material and energy cost fluctuations, foreign currency fluctuations and interest rate movements. Fair value measurements for the Company's derivatives are classified under Level 2 because such measurements are determined using published market prices or estimated based on observable inputs such as interest rates, yield curves, spot and future commodity prices and spot and future exchange rates.

Certain deferred compensation plan liabilities are funded and the assets invested in various exchange traded mutual funds. These assets are measured using quoted prices in accessible active markets for identical assets.

None of the Company's financial assets or liabilities currently covered by the disclosure provisions of FAS 157 are measured at fair value using significant unobservable inputs.

12. STOCK-BASED PLANS

The Company provides share-based compensation to certain of its employees and non-employee directors in the form of stock options, stock appreciation rights, restricted stock units and other share-based awards. Awards issued prior to 2009 were issued pursuant to the 1991 Key Employee Stock Plan (the "1991 Plan") or the 1996 Non-Employee Directors Stock Plan (the "1996 Plan"). Awards issued after 2008 will be issued pursuant to the Sonoco Products Company 2008 Long-Term Incentive Plan (the "2008 Plan"), which became effective upon approval by the shareholders on April 16, 2008. The maximum number of shares of common stock that may be issued under the 2008 Plan was set at 8,500,000 shares, subject to certain adjustments, which included all awards that were granted, forfeited or expired during 2008 under all previous plans. At December 31, 2008, a total of 7,390,655 shares remain available for future grant under the 2008 Plan. After the effective date of the 2008 Plan, no awards may be granted under any previous plan. The Company issues new shares for stock option and stock appreciation right exercises and stock unit conversions. Although the Company from time to time has repurchased shares to replace its authorized shares issued under its stock compensation plans, there is no specific schedule or policy to do so. The Company's stock-based awards to non-employee directors have not been material.

Accounting for Share-based Compensation

For purposes of calculating share-based compensation expense under FAS 123(R) for stock appreciation rights granted to retiree-eligible employees, the service completion date is assumed to be the grant date; therefore, expense associated with share-based compensation to these employees is recognized at that time.

Total compensation cost for share-based payment arrangements was $4,177, $11,000 and $11,347, for 2008, 2007 and 2006, respectively. The related tax benefit recognized in net income was $1,550, $3,908 and $3,699, for the same years, respectively. Share-based compensation expense is included in selling, general and administrative expense in the Consolidated Statements of Income.

An "excess" tax benefit is created when the tax deduction for an exercised stock option, exercised stock appreciation right or converted stock unit exceeds the compensation cost that has been recognized in income. The excess benefit is not recognized on the income statement, but rather on the balance sheet as additional paid-in capital. The additional net excess tax benefit realized was $709, $9,312 and $10,580 for 2008, 2007 and 2006, respectively.

Stock Options and Stock Appreciation Rights (SARs)

The Company typically grants stock appreciation rights annually on a discretionary basis to its key employees. In prior years, options were granted at market (had an exercise price equal to the closing market price on the date of grant), had 10-year terms and vested over one year, except for the options granted in 2005, which vested immediately. In 2006, the Company began to grant stock appreciation rights (SARs) instead of stock options. SARs are at market, vest over one year, have seven-year terms and can be settled only in stock. Both stock options and SARs are exercisable upon vesting. On February 6, 2008, the Company granted to employees 647,300 stock-settled SARs, net of forfeitures. All SARs were granted at the closing market prices on the dates of grant. As of December 31, 2008, there was $129 of total unrecognized compensation cost related to nonvested SARs. This cost will be recognized over the remaining weighted-average vesting period, which is approximately one month.

The weighted-average fair values of options and SARs granted was $4.36, $6.43 and $5.85 per share in 2008, 2007 and 2006, respectively. The Company computed the estimated fair values of all options and SARs using the binomial option-pricing model applying the assumptions set forth in the following table:

	2008	*2007*	*2006*
Expected dividend yield	**3.6%**	2.5%	2.8%
Expected stock price volatility	**22.1%**	18.3%	20.8%
Risk-free interest rate	**2.7%**	4.8%	4.5%
Expected life of options/SARs	**4 years**	4 years	4 years

The assumptions employed in the calculation of the fair value of stock options and SARs were determined as follows:

- Expected dividend yield – the Company's annual dividend divided by the stock price at the time of grant.
- Expected stock price volatility – based on historical volatility of the Company's common stock measured weekly for a time period equal to the expected life.
- Risk-free interest rate – based on U.S. Treasury yields in effect at the time of grant for maturities equal to the expected life.
- Expected life – calculated using the simplified method as prescribed in Staff Accounting Bulletin No. 107, where the expected life is equal to the sum of the vesting period and the contractual term divided by two.

The following tables summarize information about stock options and SARs outstanding and exercisable at December 31, 2008. At December 31, 2008, the fair market value of the Company's stock used to calculate intrinsic value was $23.16 per share.

	Options and SARs Vested and Expected to Vest			
Range of Exercise Prices	*Number Outstanding*	*Weighted-average Remaining Contractual Life*	*Weighted-average Exercise Price*	*Aggregate Intrinsic Value*
$17.25 - $23.80	1,627,937	2.7 years	$22.05	$2,248
$23.86 - $28.00	1,891,338	4.5 years	$25.53	$ —
$28.06 - $43.83	2,260,165	5.2 years	$32.63	$ —
$17.25 - $43.83	5,779,440	4.3 years	$27.33	$2,248

	Options and SARs Exercisable			
Range of Exercise Prices	*Number Exercisable*	*Weighted-average Remaining Contractual Life*	*Weighted-average Exercise Price*	*Aggregate Intrinsic Value*
$17.25 - $23.80	1,627,937	2.7 years	$22.05	$2,248
$23.86 - $28.00	1,891,338	4.5 years	$25.53	$ —
$28.06 - $43.83	1,614,665	4.8 years	$33.96	$ —
$17.25 - $43.83	5,133,940	4.0 years	$27.08	$2,248

The activity related to the Company's stock options and SARs is as follows:

	Nonvested	*Vested*	*Total*	*Weighted-average Exercise Price*
Outstanding, December 31, 2007	614,925	5,145,535	5,760,460	$27.42
Vested	(614,925)	614,925	—	
Granted	656,300	1,800	658,100	$29.30
Exercised	—	(253,322)	(253,322)	$26.26
Forfeited/Expired	(10,800)	(374,998)	(385,798)	$32.90
Outstanding, December 31, 2008	**645,500**	**5,133,940**	**5,779,440**	**$27.32**

The aggregate intrinsic value of options and SARs exercised during the years ended December 31, 2008, 2007 and 2006 was $2,264, $26,631 and $27,827, respectively. Cash received on option exercises was $6,470, $49,698 and $74,413 for the same years, respectively.

Performance-based Stock Awards

The Company typically grants performance contingent restricted stock units (PCSUs) annually on a discretionary basis to certain of its executives and other members of its management team. Both the ultimate number of PCSUs awarded and the vesting period are dependent upon the degree to which performance targets are achieved for three-year performance periods. Upon vesting, PCSUs are convertible into common shares on a one-for-one basis. These awards vest over five years with accelerated vesting over three years if performance targets are met. For the awards outstanding at December 31, 2008, the ultimate number of PCSUs that could vest ranges from 215,143 to 645,428 and is tied to earnings and capital effectiveness over a three-year period. The 2007 awards are tied to performance targets over the three-year period ending December 31, 2009, and can range from 99,888 to 299,663 units. The 2008 awards are tied to performance targets through fiscal year 2010, and can range from 115,255 to 345,765 units.

The three-year performance cycle for the 2006 awards was completed on December 31, 2008. Based on meeting performance goals established at the time of the award, participants to whom awards had been granted earned 202,050 stock units with a vested intrinsic value of $4,679. The Company's 2005 performance program completed its three-year performance cycle on December 31, 2007. Based on meeting performance goals established at the time of the award, participants earned 198,991 stock units with a vested intrinsic value of $6,503.

Noncash stock-based compensation associated with PCSUs totaled $741, $6,619 and $6,654 for 2008, 2007 and 2006, respectively.

As of December 31, 2008, there was approximately $4,450 of total unrecognized compensation cost related to nonvested PCSUs. This cost is expected to be recognized over a weighted-average period of 36 months.

Restricted Stock Awards

Since 1994, the Company has from time to time granted awards of restricted stock units to certain of the Company's executives. These awards normally vest over a five-year period with one-third vesting on each of the third, fourth and fifth anniversaries of the grant. An executive must be actively employed by the Company on the vesting date for shares to be issued. However, in the event of the executive's death, disability or retirement prior to full vesting, shares will be issued on a pro rata basis up through the time the executive's employment ceases. Participants can elect to defer receipt. However, once vested these awards do not expire. As of December 31, 2008, a total of 401,213 restricted stock units remained outstanding, 298,843 of which were vested. During 2008, 7,546 restricted stock units vested and 30,000 restricted stock units were granted. Noncash stock-based compensation associated with restricted stock grants totaled $558, $419 and $419 for 2008, 2007 and 2006, respectively. As of December 31, 2008, there was $1,123 of total unrecognized compensation cost related to nonvested restricted stock units. This cost is expected to be recognized over a weighted-average period of 22 months.

The activity related to the PCSUs and restricted stock units is as follows:

	Nonvested	*Vested*	*Total*	*Grant Date Fair Value Per Share*
Outstanding, December 31, 2007	587,715	713,651	1,301,366	$29.50
Granted	145,255	—	145,255	$29.30
Vested	(212,390)	212,390	—	
Converted	—	(79,925)	(79,925)	$26.20
Performance adjustments[1]	(206,710)	—	(206,710)	$36.97
Dividend equivalents	7,816	19,648	27,464	$29.39
Outstanding, December 31, 2008	321,686	865,764	1,187,450	$29.80

[1] Adjustment of potential/actual award of PCSUs based on estimated/actual performance against targets

Deferred Compensation Plans

Certain officers of the Company may elect to defer a portion of their compensation in the form of stock units. Units are granted as of the day the cash compensation would have otherwise been paid using the closing price of the Company's common stock on that day. The units immediately vest and earn dividend equivalents. Units are distributed in the form of common stock upon retirement over a period elected by the employee. Cash compensation totaling $852 was deferred as stock units during 2008, resulting in 27,794 units being granted. Conversions to common stock during 2008 totaled 144 shares.

Since 2006, non-employee directors were required to defer a minimum of 50% of their quarterly retainer fees into stock units. Units are granted as of the day the cash compensation would have otherwise been paid using the closing price of the Company's common stock on that day. The units immediately vest and earn dividend equivalents. Distributions begin after retirement from the board over a period elected by the director.

13. EMPLOYEE BENEFIT PLANS

Retirement Plans and Retiree Health and Life Insurance Plans

The Company provides non-contributory defined benefit pension plans for a majority of its employees in the United States, and certain of its employees in Mexico and Belgium. Effective December 31, 2003, the Company froze participation for newly hired salaried and non-union hourly U.S. employees in its traditional defined benefit pension plan. The Company adopted a defined contribution plan, the Sonoco Investment and Retirement Plan, which covers its non-union U.S. employees hired on or after January 1, 2004. The Company also sponsors contributory defined benefit pension plans covering the majority of its employees in the United Kingdom, Canada and the Netherlands.

The Company also provides postretirement healthcare and life insurance benefits to the majority of its retirees and their eligible dependents in the United States and Canada. In the fourth quarter of 2005, the Company announced changes in eligibility for retiree medical benefits effective January 1, 2006, for its U.S. plan. These changes included the elimination of a Company subsidy toward the cost of retiree medical benefits if certain age and service criteria were not met, as well as the elimination of Company-provided prescription drug benefits for the majority of its current retirees and all future retirees.

The components of net periodic benefit cost include the following:

	2008	*2007*	*2006*
Retirement Plans			
Service cost	**$ 26,831**	$ 29,563	$ 28,545
Interest cost	**74,105**	70,651	64,471
Expected return on plan assets	**(89,750)**	(89,201)	(81,332)
Amortization of net transition obligation	**504**	774	696
Amortization of prior service cost	**1,549**	1,453	1,615
Amortization of net actuarial loss	**12,685**	20,847	28,177
Special termination benefit cost	**288**	16	659
Effect of settlement loss	**3,902**	—	—
Effect of curtailment loss	**520**	—	—
Other	—	664	13
Net periodic benefit cost	**$ 30,634**	$ 34,767	$ 42,844

	2008	2007	2006
Retiree Health and Life Insurance Plans			
Service cost	**$ 1,766**	$ 2,423	$ 2,545
Interest cost	**4,203**	4,789	5,077
Expected return on plan assets	**(1,966)**	(2,118)	(2,310)
Amortization of prior service credit	**(10,928)**	(9,738)	(9,731)
Amortization of net actuarial loss	**2,547**	4,045	5,721
Net periodic benefit (income)/ cost	**$ (4,378)**	$ (599)	$ 1,302

The following tables set forth the Plans' obligations and assets at December 31:

	Retirement Plans		Retiree Health and Life Insurance Plans	
	2008	2007	2008	2007
Change in Benefit Obligation				
Benefit obligation at January 1	**$1,235,050**	$1,243,602	**$ 78,611**	$ 91,852
Service cost	**26,831**	29,563	**1,766**	2,423
Interest cost	**74,124**	70,651	**4,203**	4,789
Plan participant contributions	**1,803**	1,801	**3,423**	3,577
Plan amendments	**2,658**	932	**(691)**	(5,854)
Actuarial gain	**(24,989)**	(70,352)	**(10,084)**	(8,930)
Benefits paid	**(63,751)**	(60,486)	**(8,020)**	(9,352)
Impact of foreign exchange rates	**(69,937)**	21,527	**(180)**	106
Special termination benefit cost	**288**	16	**—**	—
Effect of settlements	**(9,455)**	—	**—**	—
Effect of curtailments	**147**	—	**—**	—
Other	**3,231**	(2,204)	**—**	—
Benefit obligation at December 31	**$1,176,000**	$1,235,050	**$ 69,028**	$ 78,611
Change in Plan Assets				
Fair value of plan assets at January 1	**$1,144,109**	$1,084,767	**$27,820**	$ 30,016
Actual return on plan assets	**(262,459)**	89,686	**(7,356)**	2,245
Company contributions	**17,222**	15,071	**1,533**	1,459
Plan participant contributions	**1,803**	1,801	**3,423**	3,578
Benefits paid	**(63,751)**	(60,408)	**(8,020)**	(9,353)
Impact of foreign exchange rates	**(58,203)**	18,808	**—**	—
Expenses paid	**(3,917)**	(4,490)	**(120)**	(125)
Effect of settlements	**(9,455)**	—	**—**	—
Other	**2,820**	(1,126)	**—**	—
Fair value of plan assets at December 31	**$ 768,169**	$1,144,109	**$ 17,280**	$ 27,820
Funded Status of the Plans	**$ (407,831)**	$ (90,941)	**$(51,748)**	$(50,791)

	Retirement Plans		Retiree Health and Life Insurance Plans	
	2008	2007	2008	2007
Total Recognized Amounts in the Consolidated Balance Sheets				
Noncurrent assets	**$ 293**	$ 41,316	**$ —**	$ —
Current liabilities	**(10,725)**	(8,149)	**(1,513)**	(1,434)
Noncurrent liabilities	**(397,399)**	(124,108)	**(50,235)**	(49,357)
Net liability	**$(407,831)**	$ (90,941)	**$(51,748)**	$(50,791)

Items not yet recognized as a component of net periodic pension cost that are included in Accumulated Other Comprehensive Loss (Income) as of December 31, 2008 and 2007, are as follows:

	Retirement Plans		Retiree Health and Life Insurance Plans	
	2008	2007	2008	2007
Net actuarial loss	**$574,207**	$264,382	**$ 27,902**	$ 30,106
Prior service cost/ (credit)	**9,044**	8,222	**(17,787)**	(27,092)
Net transition obligation	**2,720**	4,537	**—**	—
	$585,971	$277,141	**$ 10,115**	$ 3,014

Of the amounts included in Accumulated Other Comprehensive Loss (Income) as of December 31, 2008, the portions the Company expects to recognize as components of net periodic benefit cost in 2009 are as follows:

	Retirement Plans	Retiree Health and Life Insurance Plans
Net actuarial loss	$42,405	$ 3,333
Prior service cost/(credit)	1,398	(11,152)
Net transition obligation	381	—
	$44,184	$ (7,819)

The amounts recognized in Other Comprehensive Loss/(Income) during 2008 and 2007 include the following:

	Retirement Plans		Retiree Health and Life Insurance Plans	
	2008	2007	2008	2007
Adjustments arising during the period:				
Net actuarial loss/(gain)	**$322,501**	$(64,768)	**$ 343**	$(8,937)
Prior service cost/(credit)	**2,371**	851	**(1,623)**	(5,853)
Net transition asset	**(1,313)**	(167)	**—**	—
Reversal of amortization:				
Net actuarial loss	**(12,676)**	(20,847)	**(2,547)**	(4,045)
Prior service cost/(credit)	**(1,549)**	(1,453)	**10,928**	9,738
Net transition obligation	**(504)**	(774)	**—**	—
Total recognized in Other Comprehensive Loss/(Income)	**$308,830**	$(87,158)	**$ 7,101**	$(9,097)
Total recognized in Net Periodic Benefit Cost and Other Comprehensive Loss/(Income)	**$339,464**	$(52,391)	**$ 2,723**	$(9,696)

The accumulated benefit obligation for all defined benefit plans was $1,087,309 and $1,126,748 at December 31, 2008 and 2007, respectively.

The projected benefit obligation (PBO), accumulated benefit obligation (ABO) and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were, $1,171,432, $1,082,741 and $763,308, respectively, as of December 31, 2008, and $429,727, $401,619 and $298,620, respectively, as of December 31, 2007.

The following table sets forth the Company's projected benefit payments for the next ten years:

Year	Retirement Plans	Retiree Health and Life Insurance Plans
2009	$ 62,998	$ 6,601
2010	$ 66,486	$ 6,728
2011	$ 68,375	$ 6,977
2012	$ 68,893	$ 6,996
2013	$ 71,422	$ 7,031
2014-2018	$403,722	$34,351

Assumptions

The following tables set forth the major actuarial assumptions used in determining the PBO, ABO and net periodic cost.

Weighted-average assumptions used to determine benefit obligations at December 31	*U.S. Retirement Plans*	*U.S. Retiree Health and Life Insurance Plans*	*Foreign Plans*
Discount Rate			
2008	6.12%	6.19%	6.00-7.50%
2007	6.39%	6.11%	3.60-5.90%
Rate of Compensation Increase			
2008	4.66%	4.46%	2.50-4.00%
2007	4.77%	4.57%	0.50-4.40%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31	*U.S. Retirement Plans*	*U.S. Retiree Health and Life Insurance Plans*	*Foreign Plans*
Discount Rate			
2008	6.39%	6.11%	5.50-6.25%
2007	5.83%	5.68%	4.00-5.25%
2006	5.50%	5.50%	4.00-5.25%
Expected Long-term Rate of Return			
2008	8.50%	8.50%	3.75-7.80%
2007	8.50%	8.50%	3.75-8.00%
2006	8.50%	8.50%	3.75-8.00%
Rate of Compensation Increase			
2008	4.77%	4.57%	2.00-4.50%
2007	4.88%	4.69%	1.00-4.00%
2006	4.80%	4.50%	1.00-4.00%

The Company adjusts its discount rates at the end of each fiscal year based on yield curves of high-quality debt instruments over durations that match the expected benefit payouts of each plan. The expected long-term rate of return assumption is based on the Company's current and expected future portfolio mix by asset class, and expected nominal returns of these asset classes. The rate of compensation increase assumption is generally based on salary and incentive increases.

Medical Trends

The U.S. Retiree Health and Life Insurance Plan makes up approximately 99% of the Retiree Health liability. Therefore, the following information relates to the U.S. plan only.

Healthcare Cost Trend Rate	*Pre-age 65*	*Post-age 65*
2008	9.30%	10.30%
2007	10.30%	11.30%

Ultimate Trend Rate	*Pre-age 65*	*Post-age 65*
2008	5.0%	6.0%
2007	5.0%	6.0%

Year at which the Rate Reaches the Ultimate Trend Rate	*Pre-age 65*	*Post-age 65*
2008	2014	2014
2007	2014	2014

Increasing the assumed trend rate for healthcare costs by one percentage point would increase the accumulated postretirement benefit obligation (the APBO) and total service and interest cost component approximately $765 and $78, respectively. Decreasing the assumed trend rate for healthcare costs by one percentage point would decrease the APBO and total service and interest cost component approximately $690 and $70, respectively. Based on amendments to the U.S. plan approved in 1999, which became effective in 2003, cost increases borne by the Company are limited to the Urban CPI, as defined.

Retirement Plan Assets

The following table sets forth the weighted-average asset allocations of the Company's retirement plans at December 31, 2008 and 2007, by asset category.

Asset Category	*U.S.*	*U.K.*	*Canada*
Equity securities			
2008	49.6%	73.7%	59.4%
2007	57.9%	73.1%	70.1%
Debt securities			
2008	37.7%	21.7%	36.9%
2007	30.3%	21.7%	29.9%
Alternative			
2008	12.7%	3.7%	0.0%
2007	11.8%	4.2%	0.0%
Cash			
2008	0.0%	0.9%	3.7%
2007	0.0%	1.0%	0.0%
Total			
2008	100.0%	100.0%	100.0%
2007	100.0%	100.0%	100.0%

The Company employs a total-return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Alternative assets such as real estate, private equity and hedge funds may be used to enhance long-term returns while improving portfolio diversification. Risk tolerance is established through consideration of plan liabilities, plan funded status and corporate financial condition. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

U.S. Defined Benefit Plan

The equity investments are diversified among U.S. and non-U.S. stocks of small and large capitalizations. During 2008, the Company completed an asset/liability study of the U.S. Defined Benefit Plan. As a result, the investment mix of the Plan is being altered over a reasonable timeframe to include a larger percentage allocation to longer duration domestic bonds as well as an increased allocation to international equity securities and alternative investments. The level of domestic equity securities will decrease to accommodate these changes. The current target allocation (midpoint) for the investment portfolio is Equity Securities – 52.5%, Debt Securities – 34.5%, Alternative – 13% and Cash – 0%.

U.K. Plan

The equity investments are diversified among U.K. and international stocks of small and large capitalizations. The current target allocation (midpoint) for the investment portfolio is Equity Securities – 72%, Debt Securities – 22%, Alternative – 5% and Cash – 1%.

Canadian Plan

The equity investments are diversified among Canadian and international stocks of primarily large capitalizations. The current target allocation (midpoint) for the investment portfolio is Equity Securities – 60%, Debt Securities – 40%, Alternative – 0% and Cash – 0%.

Retiree Health and Life Insurance Plan Assets

The following table sets forth the weighted-average asset allocations of the Company's U.S. retiree health and life insurance plan at December 31, 2008 and 2007, by asset category. As mentioned previously, the U.S. Retiree Health and Life Insurance Plan makes up approximately 99% of the Retiree Health liability. Therefore, the following information relates to the U.S. Plan only.

Asset Category	
Equity securities	
2008	49.9%
2007	58.7%
Debt securities	
2008	39.5%
2007	33.5%
Alternative	
2008	8.0%
2007	7.6%
Cash	
2008	2.6%
2007	0.2%
Total	
2008	100.0%
2007	100.0%

Contributions

Based on current actuarial estimates, the Company anticipates that the total 2009 contributions made to its retirement plans and its retiree health and life insurance plans will be comparable to 2008 levels, which were approximately $20 million. This amount reflects the full utilization of the remaining funding credits available for the U.S. qualified defined benefit pension plan due to having previously funded the plan in excess of minimum requirements. No assurances can be made, however, about funding requirements beyond 2009, as they will depend largely on actual investment returns and future actuarial assumptions.

Medicare Prescription Drug, Improvement and Modernization Act of 2003

In May 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 106-2, 'Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003' (FSP 106-2), which requires measures of the accumulated postretirement benefit obligation and net periodic postretirement benefit costs to reflect the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). FSP 106-2 was effective for interim or annual reporting periods beginning after June 15, 2004. The Company adopted and retroactively applied FSP 106-2 as of the effective date. In response to the Company's reflection of the effects of the Act and the adoption of FSP 106-2, the accumulated postretirement benefit obligation was reduced by $48,940 and net periodic benefit costs were reduced by $9,080 in 2004. The reduction in obligation directly related to the subsidy was $581 and $816 in 2008 and 2007, respectively. The projected subsidy as of December 31, 2008, was substantially less than the projected subsidy at the time of adoption because of changes the Company made during 2005 to the eligibility for retiree medical benefits. As part of these changes, prescription drug benefits for Medicare-eligible retirees were eliminated for those employees who retired after 1981 and for all future retirees, thereby significantly reducing the projected subsidy. These changes resulted in an overall reduction in the accumulated postretirement benefit obligation of $38,132 in 2005, which is being amortized over a period of 4.6 years. The benefit of this amortization will cease during 2010.

The following table sets forth the Company's projected subsidy from the government for the next ten years:

Year	*Projected Subsidy*
2009	$ 84
2010	$ 80
2011	$ 75
2012	$ 72
2013	$ 68
2014-2018	$274

Sonoco Savings Plan

The Company sponsors the Sonoco Savings Plan for its U.S. employees, a defined contribution retirement plan. In accordance with the Internal Revenue Service's "Safe Harbor" matching contributions and vesting provisions, the plan provides 100% Company matching on the first 3% of pre-tax contributions, 50% Company matching on the next 2% of pre-tax contributions and 100% immediate vesting. The plan also provides for participant contributions of 1% to 30% of gross pay. The Company's expenses related to the plan for 2008, 2007 and 2006 were approximately $15,600, $15,700 and $14,000, respectively.

Sonoco Investment and Retirement Plan

The Company also sponsors the Sonoco Investment and Retirement Plan, a defined contribution pension plan, for its salaried and non-union U.S. employees who were hired on or after January 1, 2004, the Plan's effective date. The Company makes an annual contribution of 4% of all eligible pay plus 4% of eligible pay in excess of the Social Security wage base to eligible participant accounts. Participants are fully vested after five years of service or upon reaching age 55, if earlier. The Company's expenses related to the plan for 2008, 2007 and 2006 were approximately $4,550, $4,750 and $1,250, respectively.

Other Plans

The Company also provides retirement and post-retirement benefits to certain other non-U.S. employees through various Company and local -government sponsored defined contribution arrangements. For the most part, the liabilities related to these arrangements are funded in the period they arise. The Company's expenses for these plans were not material for all years presented.

14. INCOME TAXES

The Company provides for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting requirements and tax laws. Assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The provision for taxes on income for the years ended December 31 consists of the following:

	2008	*2007*	*2006*
Pre-tax income			
Domestic	**$150,348**	$194,262	$210,444
Foreign	**52,028**	61,364	64,364
Total pre-tax income	**$202,376**	$255,626	$274,808
Current			
Federal	**$ 44,431**	$ 59,030	$ 83,845
State	**7,245**	5,764	(2,733)
Foreign	**21,965**	22,332	27,482
Total current	**$ 73,641**	$ 87,126	$108,594
Deferred			
Federal	**$ (3,781)**	$(12,381)	$(12,060)
State	**(3,437)**	(4,086)	(1,207)
Foreign	**(11,626)**	(15,473)	(1,998)
Total deferred	**$(18,844)**	$(31,940)	$(15,265)
Total taxes	**$ 54,797**	$ 55,186	$ 93,329

Deferred tax liabilities (assets) are comprised of the following at December 31:

	2008	*2007*
Depreciation	**$ 102,362**	$ 109,257
Employee benefits	—	11,898
Intangibles	**72,337**	66,676
Gross deferred tax liabilities	**$ 174,699**	$ 187,831
Retiree health benefits	**$ (24,794)**	$ (25,258)
Foreign loss carryforwards	**(69,451)**	(67,903)
Capital loss carryforwards	**(10,381)**	(9,376)
Employee benefits	**(187,055)**	(69,367)
Accrued liabilities and other	**(63,645)**	(44,478)
Gross deferred tax assets	**$(355,326)**	$(216,382)
Valuation allowance on deferred tax assets	**$ 73,632**	$ 73,175
Total deferred taxes, net	**$(106,995)**	$ 44,624

Foreign subsidiary loss carryforwards of approximately $271,140 remain at December 31, 2008. Their use is limited to future taxable earnings of the respective foreign subsidiaries. Of these loss carryforwards, approximately $197,248 do not have an expiration date. The remaining loss carryforwards expire at various dates in the future. Approximately $7,915 of state loss carryforwards and $3,624 of state credit carryforwards remain at December 31, 2008. The state loss and credit carryforwards expire at various dates in the future.

A reconciliation of the U.S. federal statutory tax rate to the actual consolidated tax expense is as follows:

	2008		2007		2006	
Statutory tax rate	**$70,832**	**35.0%**	$ 89,470	35.0%	$96,183	35.0%
State income taxes, net of federal tax benefit	**2,405**	**1.2**	520	0.2	4,242	1.5
Valuation allowance	**5,351**	**2.6**	919	0.4	9,175	3.3
Change in reserve for uncertain tax positions	**(2,332)**	**(1.2)**	(10,361)	(4.1)	(3,664)	(1.3)
Change in estimates related to prior years	**(4,460)**	**(2.2)**	(2,229)	(0.9)	(1,840)	(0.7)
Foreign earnings taxed at other than U.S. rates	**(8,939)**	**(4.4)**	(10,779)	(4.2)	(7,489)	(2.7)
Effect of tax rate changes enacted during the year	**(4,929)**	**(2.4)**	(6,107)	(2.4)	—	—
Other, net	**(3,131)**	**(1.5)**	(6,247)	(2.4)	(3,278)	(1.1)
Total taxes	**$54,797**	**27.1%**	$ 55,186	21.6%	$93,329	34.0%

During 2008, the Company had a favorable impact of $9,498 from decreases in reserves for uncertain tax positions related primarily to lapses of statutes of limitations in international, federal and state jurisdictions as well as overall changes in facts and judgment. Included in the Company's benefit from "Foreign earnings taxed at other than U.S. rates" was $4,313 from an adjustment to the basis of acquired assets of one of the Company's Italian operations due to a change in tax law. The benefits included in "Change in estimates related to prior years" consist primarily of adjustments to deferred tax assets and liabilities arising from the availability of more accurate estimates.

During 2007, the Company had a favorable impact of $16,419 from decreases in reserves for uncertain tax positions related primarily to lapses of statutes of limitations in international, federal and state jurisdictions. The Company also realized a favorable impact of $6,107 from enacted tax rate reductions in various foreign jurisdictions.

During 2006, the Company entered into tax agreements with state tax authorities and closed state tax examinations for less than originally provided for, resulting in the reversal of previously accrued taxes of $5,354. This was mostly offset by the impact of $4,867 resulting from restructuring charges for which a tax benefit could not be recognized.

Undistributed earnings of international subsidiaries totaled $239,007 at December 31, 2008. Deferred taxes have not been provided on the undistributed earnings, as the Company considers these amounts to be indefinitely reinvested to finance international growth and expansion. If such amounts were remitted, loaned to the Company, or the stock in the foreign subsidiaries sold, these earnings could become subject to tax.

FIN 48 Liabilities:

The Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), on January 1, 2007. As a result of the adoption, the Company recorded a reduction of approximately $5,600 to the January 1, 2007 balance of retained earnings.

The following table sets forth the reconciliation of the gross amounts of unrecognized tax benefits at the beginning and ending of the periods indicated:

	2008	2007
Gross Unrecognized Tax Benefits at January 1	**$36,700**	$ 55,700
Increases in prior years' unrecognized tax benefits	**1,600**	2,000
Decreases in prior years' unrecognized tax benefits	**(3,000)**	(3,000)
Increases in current year unrecognized tax benefits	**7,000**	7,700
Decreases in unrecognized tax benefits from the lapse of statutes of limitations	**(6,400)**	(25,300)
Settlements	**(1,100)**	(400)
Gross Unrecognized Tax Benefits at December 31	**$34,800**	$ 36,700

Of the unrecognized tax benefit balances at December 31, 2008 and December 31, 2007, approximately $25,600 and $28,300, respectively, would have an impact on the effective tax rate if ultimately recognized.

Interest and/or penalties related to income taxes are reported as part of income tax expense. At December 31, 2008 and December 31, 2007, the Company had approximately $6,500 and $7,500, respectively, accrued for interest. Tax expense for the year ended December 31, 2008, includes $600 of interest benefit, which is comprised of an interest benefit of approximately $4,100 related to the expiration of statutes of limitations and interest expense of $3,500 on unrecognized tax benefits. The amounts listed above for accrued interest and interest expense do not reflect the benefit of a federal tax deduction which would be available if the interest were ultimately paid.

The Company and/or its subsidiaries file federal, state and local income tax returns in the United States and various foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, or non-U.S., income tax examinations by tax authorities for years before 2005. With respect to state and local income taxes, the Company is no longer subject to examination prior to 2003, with few exceptions.

The estimate for the potential outcome of any uncertain tax issue is highly judgmental. The Company believes it has adequately provided for any reasonable foreseeable outcome related to these matters. However, future results may include favorable or unfavorable adjustments to estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assess-

ments expire. Additionally, the jurisdictions in which earnings or deductions are realized may differ from current estimates. As a result, the effective tax rate may fluctuate significantly on a quarterly basis.

15. COMMITMENTS AND CONTINGENCIES

Contingencies

Pursuant to Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," accruals for estimated losses are recorded at the time information becomes available indicating that losses are probable and that the amounts are reasonably estimable. Amounts so accrued are not discounted. While the ultimate liabilities relating to claims and proceedings may be significant to profitability in the period recognized, it is management's opinion that such liabilities, when finally determined, will not have an adverse material effect on Sonoco's consolidated financial position or liquidity.

The Company is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. The Company is also currently a defendant in a purported class action by persons who bought Company stock between February 7, 2007 and September 18, 2007. That suit alleges that the market price of the stock had been inflated by allegedly false and misleading earnings projections published by the Company. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Some of these exposures have the potential to be material. The Company cannot currently estimate the final outcome of many of the items described or the ultimate amount of potential losses.

Environmental Matters

During the fourth quarter of 2005, the U. S. Environmental Protection Agency (EPA) notified U.S. Paper Mills Corp. (U.S. Mills), a wholly owned subsidiary of the Company, that U.S. Mills and NCR Corporation (NCR), an unrelated party, would be jointly held responsible to undertake a program to remove and dispose of certain PCB-contaminated sediments at a particular site on the lower Fox River in Wisconsin (the "Site") which is now labeled by the EPA as Phase 1. U.S. Mills and NCR reached an agreement between themselves that each would fund 50% of the costs of remediation, which the Company currently estimates to be between $28,000 and $41,000 for the Site project as a whole. The Company has expensed a total of $17,650 for its estimated share of the total cleanup cost. Of the total expensed, $12,500 was recorded in 2005, and $5,150 was recorded in 2007. Through December 31, 2008, a total of $11,064 has been spent on remediation of the Site. The remaining accrual of $6,586 represents the Company's best estimate of what it is likely to pay to complete the Site project. However, the actual costs associated with cleanup of this particular site are dependent upon many factors and it is reasonably possible that remediation costs could be higher than the current estimate of project costs. Moreover, U.S. Mills and NCR are in the early stages of an arbitration proceeding with a contractor on the project who claims additional compensation. The Company acquired U.S. Mills in 2001, and the alleged contamination predates the acquisition.

In February 2007, the EPA and Wisconsin Department of Natural Resources (WDNR) issued a general notice of potential liability under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) and a request to participate in remedial action implementation negotiations relating to a stretch of the lower Fox River, including the bay at Green Bay, (Operating Units 2 – 5) to eight potentially responsible parties, including U.S. Mills. Operating Units 2 – 5 include but also comprise a vastly larger area than the Site. Although it has not accepted any liability, U.S. Mills is reviewing this information and discussing possible remediation scenarios, and the allocation of responsibility therefor, with other potentially responsible parties. On April 9, 2007, U.S. Mills, in conjunction with other potentially responsible parties, presented to the EPA and the WDNR a proposed schedule to mediate the allocation issues among eight potentially responsible parties, including U.S. Mills. Non-binding mediation began in May 2007 and continued as bilateral/multilateral negotiations until mid 2008. To date, no agreement among the parties has occurred.

On November 13, 2007, the EPA issued a unilateral Administrative Order for Remedial Action pursuant to Section 106 of CERCLA. The order requires U.S. Mills and the seven other respondents to jointly take various actions to cleanup Operating Units 2 - 5. The order establishes two phases of work. The first phase consists of planning and design work as well as preparation for dredging and other remediation work and initially was required to be completed by December 31, 2008. The second phase consists primarily of dredging and disposing of contaminated sediments and capping of the dredged and less contaminated areas of the river bottom. The second phase is required to begin in 2009 when weather conditions permit and is expected to continue for several years. The order also provides for a $32.5 per day penalty for failure by a respondent to comply with its terms as well as exposing a non-complying respondent to potential treble damages. Although U.S. Mills has reserved its rights to contest liability for any portion of the work, it is cooperating with the other respondents to comply with the first phase of the order, although its financial contribution will likely be determined by the lawsuit commenced in June 2008.

On June 12, 2008, NCR and Appleton Papers, Inc., as plaintiffs, commenced a lawsuit against U.S. Mills, as one of a number of defendants, seeking a declaratory judgment allocating among all the parties the costs and damages associated with the pollution and cleanup of the Lower Fox River. The suit also seeks damages from the defendants for amounts already spent by the plaintiffs, including natural resource damages, and future amounts to be spent by all parties with regard to the pollution and cleanup of the Lower Fox River. The Company believes that this suit will have a minimal, if any, impact on the total amount of the potential remediation costs associated with Operating Units 2 - 5.

As of December 31, 2008, U.S. Mills had accrued a total of $60,825 for potential liabilities associated with the Fox River contamination (not including amounts accrued for remediation at the Site). That amount represents the minimum of the range of probable loss that can be reasonably estimated based on information available through the date of this report. The accrual had been $20,000 at December 31,

2007. In two separate actions during 2008, U.S. Mills increased its estimate of the minimum amount of potential loss it believes it is likely to incur for all Fox River related liabilities (other than the Site) from $20,000 to $60,825. Accordingly, U.S. Mills recognized additional pre-tax charges of $40,825 in 2008 for such potential liabilities. Also during 2008, settlements totaling $40,825 were reached on certain of the insurance policies covering the Fox River contamination. The recognition of these insurance settlements offset the impact to earnings of the additional charges in 2008. Nevertheless, U.S. Mills' ultimate share of the liability, and any claims against the Company, could conceivably exceed the net worth of U.S. Mills. However, the Company does not believe it is probable that the effect of U.S. Mills' Fox River liabilities would result in a consolidated pre-tax loss that would exceed the net worth of U.S. Mills, which was approximately $78,000 at December 31, 2008.

The Company has been named as a potentially responsible party at several other environmentally contaminated sites. All of the sites are also the responsibility of other parties. The potential remediation liabilities are shared with such other parties, and, in most cases, the Company's share, if any, cannot be reasonably estimated at the current time.

As of December 31, 2008 and 2007, the Company (and its subsidiaries) had accrued $70,542 and $31,058, respectively, related to environmental contingencies. Of these, a total of $67,411 and $28,996 relate to U.S. Mills at December 31, 2008 and 2007, respectively. These accruals are included in "Accrued expenses and other" on the Company's Consolidated Balance Sheets. As discussed above, U.S. Mills also recognized a $40,825 benefit from settlements reached on certain insurance policies covering the Fox River contamination. U.S. Mills received all of the cash proceeds from these settlements in 2008. Of the total settlements received, up to $21,300 is subject to being reimbursed to the insurance companies to the extent, if any, that future costs incurred are less than that amount. U.S. Mills' two remaining insurance carriers are in liquidation. It is possible that U.S. Mills may recover from these carriers a small portion of the costs it ultimately incurs. U.S. Mills may also be able to recoup some of the costs it incurs from other parties. There can be no assurance that such claims for recovery would be successful and no amounts have been recognized in the consolidated financial statements of the Company for such potential recovery or recoupment.

Commitments

As of December 31, 2008, the Company had long-term obligations to purchase electricity and steam, which it uses in its production processes, as well as long-term purchase commitments for certain raw materials, principally old corrugated containers. These purchase commitments require the Company to make total payments of approximately $330,429, as follows: $35,775 in 2009; $40,471 in 2010; $40,471 in 2011, $25,993 in 2012 and a total of $187,719 from 2013 through 2026.

16. SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE

Stock Repurchases

The Company's Board of Directors has authorized the repurchase of up to 5,000,000 shares of the Company's common stock. No shares were repurchased under this authorization during 2008. Accordingly, at December 31, 2008, a total of 5,000,000 shares remain available for repurchase.

The Company occasionally repurchases shares of its common stock to satisfy employee tax withholding obligations in association with the exercise of stock appreciation rights and performance-based stock awards. These repurchases, which are not part of a publicly announced plan or program, totaled 31,288 shares during 2008 at a cost of $843.

Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	2008	*2007*	*2006*
Numerator:			
Net income	$ **164,608**	$ 214,156	$ 195,081
Denominator:			
Weighted average common shares outstanding	**100,321,000**	100,632,000	100,073,000
Dilutive effect of stock-based compensation	**665,000**	1,243,000	1,461,000
Diluted outstanding shares	**100,986,000**	101,875,000	101,534,000
Net income per common share:			
Basic	$ **1.64**	$ 2.13	$ 1.95
Diluted	$ **1.63**	$ 2.10	$ 1.92

The Company declared dividends totaling $1.07 and $1.02 per share in 2008 and 2007, respectively.

Certain stock appreciation rights and options to purchase shares of the Company's common stock are not dilutive because the exercise price is greater than the market price of the stock at the end of the fiscal year. Accordingly, the following shares were not included in the computations of diluted income per share amounts:

	2008	*2007*	*2006*
Anti-dilutive options/SARs	**3,685,058**	1,586,000	2,000

These options/SARs may become dilutive in future periods if the market price of the Company's common stock appreciates. No adjustments were made to reported net income in the computation of earnings per share.

17. FINANCIAL REPORTING FOR BUSINESS SEGMENTS

The Company identifies its reportable segments in accordance with Statement of Financial Accounting Standards No. 131, 'Disclosures about Segments of an Enterprise and Related Information' (FAS 131), by evaluating the level of detail reviewed

by the chief operating decision maker, gross profit margins, nature of products sold, nature of the production processes, type and class of customer, methods used to distribute product and nature of regulatory environment.

The Consumer Packaging segment includes the following products: round and shaped rigid packaging (both composite and plastic); printed flexible packaging; and metal and peelable membrane ends and closures.

The Tubes and Cores/Paper segment includes the following products: high-performance paper and composite paperboard tubes and cores; fiber-based construction tubes and forms; pallet components; recycled paperboard, linerboard, recovered paper and other recycled materials.

The Packaging Services segment provides the following products and services: designing, manufacturing, assembling, packing and distributing temporary, semipermanent and permanent point-of-purchase displays; brand artwork management; and supply chain management services, including contract packing, fulfillment and scalable service centers.

All Other Sonoco represents the Company's businesses that do not meet the aggregation criteria outlined in FAS 131, and therefore are not included in any of the above reportable segments. All Other Sonoco includes the following products: wooden, metal and composite wire and cable reels; molded and extruded plastics; custom-designed protective packaging; and paper amenities such as coasters and glass covers.

Restructuring charges, interest expense and interest income are included in Corporate operating profits.

The following table sets forth financial information about each of the Company's business segments:

	Years ended December 31					
	Consumer Packaging	*Tubes and Cores Paper*	*Packaging Services*	*All Other Sonoco*	*Corporate*	*Consolidated*
Total Revenue						
2008	$1,572,090	$1,774,821	$517,869	$402,469	$ —	$4,267,249
2007	1,441,037	1,807,035	519,462	415,799	—	4,183,333
2006	1,308,184	1,614,721	456,877	407,411	—	3,787,193
Intersegment Sales[1]						
2008	$ 1,760	$ 100,185	$ 371	$ 42,548	$ —	$ 144,864
2007	2,918	95,071	629	44,723	—	143,341
2006	3,430	89,163	44	37,717	—	130,354
Sales to Unaffiliated Customers						
2008	$1,570,330	$1,674,636	$517,498	$359,921	$ —	$4,122,385
2007	1,438,119	1,711,964	518,833	371,076	—	4,039,992
2006	1,304,754	1,525,558	456,833	369,694	—	3,656,839
Income Before Income Taxes[2]						
2008	$ 130,370	$ 145,840	$ 29,045	$ 44,379	$(147,258)	$ 202,376
2007	104,516	143,692	44,482	51,385	(88,449)	255,626
2006	109,624	148,177	39,181	49,106	(71,280)	274,808
Identifiable Assets[3]						
2008	$1,070,621	$1,286,477	$306,569	$180,873	$ 241,926	$3,086,466
2007	1,149,832	1,439,045	321,536	189,179	240,651	3,340,243
2006	836,705	1,388,453	326,518	185,287	179,715	2,916,678
Depreciation, Depletion and Amortization[4]						
2008	$ 72,723	$ 87,633	$ 11,680	$ 10,685	$ —	$ 182,721
2007	66,494	91,160	11,842	11,843	—	181,339
2006	55,074	85,863	11,942	11,984	—	164,863
Capital Expenditures[4]						
2008	$ 41,681	$ 70,510	$ 2,791	$ 8,132	$ —	$ 123,114
2007	74,208	75,654	3,674	15,908	—	169,444
2006	48,153	63,290	3,439	8,397	—	123,279

1 Intersegment sales are recorded at a market-related transfer price.

2 Corporate 2008, 2007 and 2006 includes restructuring and restructuring-related asset impairment charges of $(21,695), $(23,462) and $(1,912), respectively, associated with the Consumer Packaging segment; $(32,669), $(10,343) and $(23,655), respectively, associated with the Tubes and Cores/Paper segment; $(2,058), $(585) and $(77), respectively, associated with the Packaging Services segment; and $(988), $(1,801) and $(453), respectively, associated with All Other Sonoco. Interest expense and interest income are also shown under Corporate. In addition, Corporate 2008 includes a financial asset impairment charge of $42,651.

3 Identifiable assets are those assets used by each segment in its operations. Corporate assets consist primarily of cash and cash equivalents, investments in affiliates, headquarters facilities and prepaid expenses.

4 Depreciation, depletion and amortization, as well as capital expenditures that are incurred at Corporate, are allocated to the reportable segments and All Other Sonoco.

Geographic Regions

Sales to unaffiliated customers and long-lived assets by geographic region are as follows:

	2008	2007	2006
Sales to Unaffiliated Customers			
United States	**$2,596,641**	$2,519,949	$2,343,046
Europe	**762,143**	730,393	576,096
Canada	**374,122**	384,416	369,563
All other	**389,479**	405,234	368,134
Total	**$4,122,385**	$4,039,992	$3,656,839
Long-lived Assets			
United States	**$1,314,106**	$1,346,288	$1,217,462
Europe	**320,271**	368,492	353,841
Canada	**228,630**	303,454	165,796
All other	**103,814**	162,098	148,519
Total	**$1,966,821**	$2,180,332	$1,885,618

Sales are attributed to countries/regions based upon the plant location from which products are shipped. Long-lived assets are comprised of property, plant and equipment, goodwill, intangible assets and investment in affiliates (see Notes 7 and 8).

18. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table summarizes the components of accumulated other comprehensive loss, and the changes in accumulated other comprehensive loss, net of tax as applicable, for the years ended December 31, 2008 and 2007:

	Foreign Currency Translation Adjustments	Defined Benefit Plans	Derivative Financial Instruments	Accumulated Other Comprehensive Loss
Balance at December 31, 2006	$ (22,630)	$(237,616)	$ (2,059)	$(262,305)
Change during 2007	95,449	58,958	524	154,931
Balance at December 31, 2007	72,819	(178,658)	(1,535)	(107,374)
Change during 2008	(141,556)	(194,149)	(11,600)	(347,305)
Balance at December 31, 2008	$ (68,737)	$(372,807)	$(13,135)	$(454,679)

The 2008 tax effect on the Defined Benefit Plans and Derivative Financial Instruments was $122,453 and $6,820, respectively. The 2007 tax effect on the Defined Benefit Plans and Derivative Financial Instruments was $(35,985) and $(304), respectively. The cumulative tax benefit of the Defined Benefit Plans was $225,258 and $102,805 at December 31, 2008 and 2007, respectively. Additionally, the cumulative tax effect of Derivative Financial Instruments was $7,680 and $860 at December 31, 2008 and 2007, respectively.

19. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued FAS 158, 'Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.' The Company has complied with those provisions of FAS 158 which became effective on December 31, 2006, and since that time has recognized in its financial statements the funded status of its defined benefit plans. The measurement date provision of FAS 158 became effective for the Company beginning with its December 31, 2008 balance sheet. This provision affected only the Company's defined benefit plan in the United Kingdom, which had previously used an earlier measurement date. The adoption of the measurement date provision of FAS 158 resulted in an adjustment to 2008 beginning retained earnings of $351.

In September 2006, the FASB issued FAS 157, 'Fair Value Measurements,' which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 does not require any new fair value measurements. The provisions of FAS 157 become effective in two phases. As of January 1, 2008, FAS 157 became effective for all financial assets and liabilities and for any non-financial assets and liabilities measured at fair value on a recurring basis. Effective January 1, 2009, the provisions of FAS 157 will apply to all assets and liabilities. The impact to the Company of the full adoption of FAS 157 is expected to be largely confined to potential changes in how the Company values assets recorded in connection with a business acquisition and in its analysis of potential goodwill and other asset impairments. Beyond these potential impacts, and other than additional disclosure, the adoption of FAS 157 has not and is not expected to have a material impact on the Company's financial statements.

In December 2007, the FASB issued FAS 141(R), 'Business Combinations' which replaces FAS 141. While FAS 141(R) retains the fundamental requirement that the acquisition method of accounting be used for all business combinations, several significant changes were made some of which include: the scope of transactions covered; the treatment of transaction costs and subsequent restructuring charges; accounting for in process research and development, contingent assets and liabilities, and contingent consideration; and how adjustments made to the acquisition accounting after the transaction are reported. For Sonoco, this statement applies prospectively to business combinations occurring on or after January 1, 2009. While application of this standard will not impact the Company's financial statements for transactions occurring prior to the effective date, its application will have a significant impact on the Company's accounting for future acquisitions compared to current practice.

In December 2007, the FASB issued FAS 160, 'Noncontrolling Interests in Consolidated Financial Statements' which amends current accounting and reporting for a noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary. This statement provides that a noncontrolling interest in a subsidiary should be reported as equity rather than as a "minority interest" liability and requires that all purchases, sales, issuances and redemptions of ownership interests in a consolidated subsidiary be accounted for as equity transactions if the parent retains a controlling financial interest. FAS 160 also requires that a gain or loss be recognized when a subsidiary is deconsolidated and, if a parent retains a noncontrolling equity investment in the former subsidiary, that the investment be measured at its fair value. This statement is effective January 1, 2009, and will be applied prospectively except for the presentation and disclosure requirements which are retrospective. As such, the effect of this standard on current non-

controlling interest positions will be limited to financial statement presentation and disclosure, but its adoption will impact the Company's accounting and disclosure for all transactions involving non-controlling interests after adoption. The expected amount of minority interest liability to be reclassified as equity upon adoption of this statement is approximately $11,500.

In March 2008, the FASB issued FAS 161, 'Disclosures about Derivative Instruments and Hedging Activities' which requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This Statement is effective for fiscal years and interim periods beginning after November 15, 2008. As described above, the application of this standard will impact the Company's disclosure of its derivative instruments and hedging activities.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, 'Determination of the Useful Life of Intangible Assets' which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets." This Staff Position is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. Application of this FSP is not expected to have a significant impact on Sonoco's financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, 'Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities.' This FSP provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The Company does not currently have any share-based awards that would qualify as participating securities. Therefore, application of this FSP is not expected to have an effect on the Company's financial reporting.

In November 2008, the FASB issued Emerging Issues Task Force (EITF) Issue No. 08-6, 'Equity Method Investment Accounting Considerations.' This Issue provides guidance on determining the initial carrying value of an equity method investment, how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed, how an equity method investee's issuance of shares should be accounted for, and how to account for a change in an investment from the equity method to the cost method. This EITF Issue is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of Statement 141(R) and Statement 160. Application of the guidance in this Issue, which is required to be applied prospectively, is not expected to have a material impact on the Company's financial statements.

In November 2008, the FASB issued EITF Issue No. 08-7, 'Accounting for Defensive Intangible Assets.' This Issue provides that a defensive intangible asset should be accounted for as a separate unit of accounting. In addition, a defensive intangible asset should be assigned a useful life that reflects the entity's consumption of the expected benefits related to the asset. The useful life of a defensive intangible asset is to be determined by estimating the period over which the reporting entity expects the asset to contribute indirectly to the future cash flows of the entity; equivalently, the period over which the defensive intangible asset will diminish in fair value. This Issue is effective for intangible assets acquired in fiscal years and interim periods beginning on or after December 15, 2008, in order to coincide with the effective date of Statement 141(R). While the impact of this Issue, which is required to be applied prospectively, will depend on the amount and nature of any such assets, it is not expected to have a material impact on the Company's financial statements.

In December 2008, the FASB issued FSP FAS 132(R)-1, 'Employers' Disclosures about Postretirement Benefit Plan Assets.' This FSP requires expanded disclosure regarding how investment allocation decisions are made, including factors that are pertinent to an understanding of investment policies and strategies; the fair value of each major category of plan assets; information that enables financial statement users to assess the inputs and valuation techniques used to develop fair value measurements of plan assets, including additional details regarding assets valued using significant unobservable inputs (Level 3); and, significant concentrations of risk. This Staff Position is effective for financial statements issued for fiscal years ending after December 15, 2009, and interim periods within those fiscal years. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes.

20. SELECTED QUARTERLY FINANCIAL DATA

The following table sets forth selected quarterly financial data of the Company:

(Unaudited)	*First Quarter*	*Second Quarter*	*Third Quarter*	*Fourth Quarter*
2008				
Net sales	**$1,037,996**	**$1,086,567**	**$1,063,250**	**$ 934,572**
Gross profit	**186,402**	**194,681**	**184,736**	**158,211**
Restructuring/Asset impairment charges	**(61,538)**	**(10,770)**	**(5,530)**	**(22,223)**
Net income	**13,259**	**57,986**	**57,351**	**36,012**
Per common share				
Net income				
- basic	$ .13	$ .58	$ .57	$.36
- diluted	.13	.57	.57	.36
Cash dividends				
- common	.26	.27	.27	.27
Market price				
- high		34.85	35.81	31.04
- low	25.97	28.20	29.58	19.84
2007				
Net sales	$ 955,679	$ 994,431	$ 1,029,764	$1,060,118
Gross profit	185,165	190,073	187,279	191,277
Restructuring/Asset impairment charges	(6,806)	(3,289)	(17,401)	(8,695)
Net income	53,104	42,351	64,533	54,168
Per common share				
Net income				
- basic	$ .53	$.42	$ .64	$ .54
- diluted	.52	.41	.63	.54
Cash dividends				
- common	.24	.26	.26	.26
Market price				
- high	38.90	44.91	44.75	34.76
- low	36.19	38.10	29.65	28.45

21. VALUATION AND QUALIFYING ACCOUNTS

	Column A	*Column B - Additions*		*Column C*	*Column D*
	Balance at Beginning of Year	*Charged to Costs and Expenses*	*Charged to Other*	*Deductions*	*Balance at End of Year*
2008					
Allowance for Doubtful Accounts	**$ 9,519**	**$ 4,516**	**$ (395)[2]**	**$4,371[1]**	**$9,269**
LIFO Reserve	**16,404**	**1,263[3]**			**17,667**
Valuation Allowance on Deferred Tax Assets	**73,175**	**11,396[5]**	**(4,894)[6]**	**6,045[4]**	**73,632**
2007					
Allowance for Doubtful Accounts	$ 8,983	$ 1,261	$ 1,395[2]	$ 2,120[1]	$ 9,519
LIFO Reserve	14,602	1,802[3]			16,404
Valuation Allowance on Deferred Tax Assets	56,754	918	15,503[7]		73,175
2006					
Allowance for Doubtful Accounts	$ 8,325	$ 2,263	$ 1,169[2]	$ 2,774[1]	$ 8,983
LIFO Reserve	11,568	3,034[3]			14,602
Valuation Allowance on Deferred Tax Assets	43,022	9,175	4,557[6]		56,754

[1] Includes amounts written off
[2] Includes translation adjustments and other insignificant adjustments
[3] Includes adjustments based on pricing and inventory levels
[4] Includes utilization and expiration of capital loss carryforwards, net operating loss carryforwards, and other deferred tax assets
[5] Includes creation of foreign and domestic deferred tax assets for which no benefit is expected to be realized
[6] Includes translation adjustments
[7] Includes changes in valuation allowance due to foreign net operating losses and translation adjustments

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision, and with the participation, of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, our principal executive officer and principal financial officer concluded that such controls and procedures, as of the end of the year covered by this Annual Report on Form 10-K, were effective.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008. PricewaterhouseCoopers LLP (PwC), our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2008, and has issued an attestation report, which appears at the beginning of Item 8 of this Annual Report on Form 10-K.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company is continuously seeking to improve the efficiency and effectiveness of its operations and of its internal controls. This results in refinements to processes throughout the Company. However, there has been no change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information set forth in the Company's definitive Proxy Statement for the annual meeting of shareholders to be held on April 15, 2009 (the Proxy Statement), under the captions "Election of Directors," "Information Concerning Directors Whose Terms Continue" and "Section 16(a) Beneficial Ownership Reporting Compliance," is incorporated herein by reference. Information about executive officers of the Company is set forth in Item 1 of this Annual Report on Form 10-K under the caption "Executive Officers of the Registrant."

Code of Ethics – The Company has adopted a code of ethics (as defined in Item 406 of Regulation S-K) that applies to its principal executive officer, principal financial officer, principal accounting officer, and other senior executive and senior financial officers. This code of ethics is available through the Company's Web site, *www.sonoco.com*, and is available in print to any shareholder who requests it. Any waivers or amendments to the provisions of this code of ethics will be posted to this Web site within four business days after the waiver or amendment.

Audit Committee Members – The Company has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The audit committee is comprised of the following members: Marc D. Oken, Chairman; Lloyd W. Newton; Caleb C. Fort; John E. Linville; James M. Micali and Phillipe R. Rollier.

Audit Committee Financial Expert – The Company's Board of Directors has determined that the Company has at least one "audit committee financial expert," as that term is defined by Item 407(d)(5) of Regulation S-K promulgated by the Securities and Exchange Commission, serving on its audit committee. Marc D. Oken, meets the terms of the definition and is independent based on the criteria in the New York Stock Exchange Listing Standards. Pursuant to the terms of Item 407(d)(5) of Regulation S-K, a person who is determined to be an "audit committee financial expert" will not be deemed an expert for any purpose as a result of being designated or identified as an "audit committee financial expert" pursuant to Item 407, and such designation or identification does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and Board of Directors in the absence of such designation or identification. Further, the designation or identification of a person as an "audit committee financial expert" pursuant to Item 407 does not affect the duties, obligations or liability of any other member of the audit committee or Board of Directors.

The Company's Corporate Governance Guidelines, Audit Committee Charter, Corporate Governance and Nominating Committee Charter and Executive Compensation Committee Charter are available through the Company's Web site, *www.sonoco.com*. This information is available in print to any shareholder who requests it.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth in the Proxy Statement under the caption "Compensation Committee Interlocks and Insider Participation," under the caption "Management Compensation," and under the caption "Director Compensation" is incorporated herein by reference. The information set forth in the Proxy Statement under the caption "Compensation Committee Report" is also incorporated herein by reference, but pursuant to the Instructions to Item 407(e)(5) of Regulation S-K, such report shall not be deemed to be "soliciting material" or subject to Regulation 14A, and shall be deemed to be "furnished" and not "filed" and will not be deemed incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 as a result of being so furnished.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth in the Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners," and under the caption "Security Ownership of Management" is incorporated herein by reference.

Equity Compensation Plan Information

The following table sets forth aggregated information about all of the Company's compensation plans (including individual compensation arrangements) under which equity securities of the Company are authorized for issuance as of December 31, 2008:

Plan category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)*	*Weighted-average exercise price of outstanding options, warrants and rights (b)*	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[1] (c)*
Equity compensation plans approved by security holders	7,517,614	$27.37	7,390,655
Equity compensation plans not approved by security holders	—	—	—
Total	7,517,614	$27.37	7,390,655

1 The Sonoco Products Company 2008 Long-Term Incentive Plan was adopted at the Company's 2008 Annual Meeting of Shareholders. The maximum number of shares of common stock that may be issued was set at 8,500,000 shares, subject to certain adjustments, which included all awards that were granted, forfeited or expired during 2008 under all previous plans.

The weighted-average exercise price of $27.37 relates to stock options, stock appreciation rights, and deferred compensation stock units, which account for 5,898,995 of the 7,517,614 securities issuable upon exercise. The remaining securities relate to performance contingent restricted stock units and restricted stock unit awards that have no exercise price requirement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information set forth in the Proxy Statement under the captions "Compensation Committee Interlocks and Insider Participation" and "Related Party Transactions," and under the caption "Corporate Governance – Director Independence Policies" is incorporated herein by reference. Each member of the Audit, Corporate Governance and Nominating, and Executive Compensation Committees is independent as defined in the listing standards of the New York Stock Exchange.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth in the Proxy Statement under the captions "Independent Registered Public Accounting Firm – Fees Relating to Services Provided by PwC for 2008 and 2007" and "– Audit Committee Pre-approval of Audit and Permissible Non-audit Services of Independent Auditors" is incorporated herein by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. **Financial Statements** – The following financial statements are provided under Item 8 – Financial Statements and Supplementary Data of this Annual Report on Form 10-K:

- Consolidated Balance Sheets as of December 31, 2008 and 2007
- Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006
- Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2008, 2007 and 2006
- Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006
- Notes to Consolidated Financial Statements
- Report of Independent Registered Public Accounting Firm

2. **Financial Statement Schedules** – All schedules are omitted because they are not required, are not applicable or the required information is given in the financial statements or Notes thereto.

3. **Exhibits**

3-1 Articles of Incorporation, as amended (incorporated by reference to the Registrant's Form 10-Q for the quarter ended June 27, 1999)

3-2 By-Laws, as amended (incorporated by reference to the Registrant's Form 8-K filed December 6, 2007)

4-1 Indenture, dated as of June 15, 1991, between Registrant and The Bank of New York, as Trustee (incorporated by reference to the Registrant's Form S-4 (File Number 333-119863))

4-2 First Supplemental Indenture, dated as of June 23, 2004, between Registrant and The Bank of New York, as Trustee (incorporated by reference to the Registrant's Form 10-Q for the quarter ended June 27, 2004)

4-3 Form of Note for 5.625% Notes due 2016 (incorporated by reference to the Registrant's Form S-4 (File Number 333-119863))

4-4 Form of Note for 6.50% Notes due November 15, 2013 (incorporated by reference to Registrant's form 10-Q for the quarter ended September 30, 2001)

10-1 1991 Sonoco Products Company Key Employee Stock Plan, as amended (incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 30, 2007)

10-2 Sonoco Products Company 1996 Non-employee Directors' Stock Plan, as amended (incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 30, 2007)

10-3 Amendment to Non-employee Directors' Stock Plan (incorporated by reference to Registrant's Form 8-K filed February 3, 2006)

10-4 Sonoco Savings Plan (incorporated by reference to the Registrant's Form S-8 filed October 28, 2002 (File No. 333-100799))

10-5 Sonoco Products Company 2008 Long-Term Incentive Plan (incorporated by reference to the Company's Proxy Statement for the Annual Meeting of Shareholders on April 16, 2008)

10-6 Deferred Compensation Plan for Key Employees of Sonoco Products Company (a.k.a. Deferred Compensation Plan for Corporate Officers of Sonoco Products Company), as amended (incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 28, 2008)

10-7 Omnibus Benefit Restoration Plan of Sonoco Products Company, amended and restated as of January 1, 2008

10-8 Deferred Compensation Plan for Outside Directors of Sonoco Products Company, as amended (incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 28, 2008)

10-9 Form of Executive Bonus Life Agreement between the Company and certain executive officers (incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 26, 2004)

10-10 Form of Executive Bonus Life Supplemental Agreement between the Company and Charles L. Sullivan, Jr. (incorporated by reference to Registrant's Form 10-K for the year ended December 31, 2004)

10-11 Adjustment to Supplemental Executive Retirement Plan for Charles L. Sullivan, Jr. (incorporated by reference to Registrant's Form 8-K filed April 22, 2005)

10-12	Amendment to terms of Restricted Stock Units granted to Harris E. DeLoach, Jr. (incorporated by reference to Registrant's Form 8-K filed October 19, 2005)
10-13	Amendment to 2006 Director Compensation Program (incorporated by reference to Registrant's Form 8-K filed October 19, 2005)
10-14	Description of Stock Appreciation Rights and Long-term Restricted Stock Units granted to executive officers of the Registrant on January 31, 2006 (incorporated by reference to Registrant's Form 8-K filed February 3, 2006)
10-15	Amended and Restated Credit Agreement (incorporated by reference to Registrant's Form 10-Q for the quarter ending June 25, 2006)
10-16	Sonoco Investment and Retirement Plan, effective January 1, 2004 (incorporated by reference to the Registrant's Form 10-K for the year ended December 31, 2007)
10-17	Sonoco Products Company Amended and Restated Trust Agreement for Executives, as of October 15, 2008 (incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 28, 2008)
10-18	Sonoco Products Company Amended and Restated Directors Deferral Trust Agreement, as of October 15, 2008 (incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 28, 2008)
10-19	Description of Stock Appreciation Rights and Performance Contingent Restricted Stock Units granted to executive officers of the Registrant on February 5, 2008 (incorporated by reference to Registrant's Form 8-K filed February 22, 2008)
12	Statements regarding Computation of Ratio of Earnings to Fixed Charges
21	Subsidiaries of the Registrant
23	Consent of Independent Registered Public Accounting Firm with respect to Registrant's Form 10-K
31	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and 17 C.F.R. 240.13a-14(a)
32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and 17 C.F.R. 240.13a-14(b)
99	Proxy Statement, filed in conjunction with annual shareholders' meeting scheduled for April 15, 2009 (to be filed within 120 days after December 31, 2008)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 27th day of February 2009.

SONOCO PRODUCTS COMPANY

Harris E. DeLoach, Jr.
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on this 27th day of February 2009.

Charles J. Hupfer
Senior Vice President and Chief Financial Officer
(principal financial officer)

Barry L. Saunders
Vice President and Corporate Controller
(principal accounting officer)

/s/ H.E. DeLoach, Jr. H.E. DeLoach, Jr.	President, Chief Executive Officer and Director (Chairman)
/s/ J.L. Coker J.L. Coker	Director
/s/ P.L. Davies P.L. Davies	Director
/s/ C.C. Fort C.C. Fort	Director
/s/ E.H. Lawton, III E.H. Lawton, III	Director
/s/ J.E. Linville J.E. Linville	Director
/s/ J.M. Micali J.M. Micali	Director
/s/ J.H. Mullin, III J.H. Mullin, III	Director
/s/ L.W. Newton L.W. Newton	Director
/s/ M.D. Oken M.D. Oken	Director
/s/ P.R. Rollier P.R. Rollier	Director
/s/ T.E. Whiddon T.E. Whiddon	Director

The Company's results determined in accordance with U.S. generally accepted accounting principles (GAAP) are referred to as "as reported" results. Some of the information presented in this annual report reflects the Company's "as reported" results adjusted to exclude certain amounts related to the Company's restructuring, asset impairment and environmental charges and certain non-recurring or infrequent and unusual items. These adjustments result in the non-GAAP financial measures referred to as "base earnings" and "base earnings per diluted share".

These non-GAAP measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Sonoco continues to provide all information required by GAAP, but it believes that evaluating its ongoing operating results may not be as useful if an investor or other user is limited to reviewing only GAAP financial measures. Accordingly, Sonoco uses these non-GAAP financial measures for internal planning and forecasting purposes, to evaluate its ongoing operations, and to evaluate the ultimate performance of each business unit against budget all the way up through the evaluation of the Chief Executive Officer's performance by the Board of Directors. In addition, these same non-GAAP measures are used in determining incentive compensation for the entire management team and in providing earnings guidance to the investing community.

Sonoco management does not, nor does it suggest that investors should, consider these non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Sonoco presents these non-GAAP financial measures to provide users information to evaluate Sonoco's operating results in a manner similar to how management evaluates business performance. Material limitations associated with the use of such measures are that they do not reflect all period costs included in operating expenses and may not reflect financial results that are comparable to financial results of other companies that present similar costs differently. Furthermore, the calculations of these non-GAAP measures are based on subjective determinations of management regarding the nature and classification of events and circumstances that the investor may find material and view differently. To compensate for these limitations, management believes that it is useful in understanding and analyzing the results of the business to review both GAAP information that includes the impact of restructuring, asset impairment and environmental charges, non-recurring or infrequent and unusual items, and the non-GAAP measures that exclude them. Whenever Sonoco uses a non-GAAP financial measure, it provides a reconciliation of the non-GAAP financial measure to the most closely applicable GAAP financial measure. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures as detailed.

BASE EARNINGS PER DILUTED SHARE (BASE EPS)

Base EPS is a non-GAAP financial measure of earnings per diluted share, which excludes the impact of restructuring, asset impairment and environmental charges and certain non-recurring or infrequent and unusual items. The following tables set forth the reconciliation of GAAP earnings per diluted share to base earnings per diluted share:

	Years ended December 31					
	2008	*2007*	*2006*	*2005*	*2004*	*2003*
Earnings per diluted share, as reported (GAAP)	$1.63	$2.10	$1.92	$1.61	$1.53	$1.43
Adjusted for:						
Restructuring and asset impairment charges, net of tax	.30	.25	.21	.13	.14	.38
Financial asset impairment, net of tax	.31					
Legal settlement, net of tax					.03	
Executive life insurance, net of tax					.04	
Environmental reserve, net of tax		.15		.08		
Recognition of certain tax benefits/ tax repatriation		(.12)		.10	(.09)	
Gain on sale of discontinued operations, net of tax						(.51)
Base earnings per diluted share (non-GAAP)	$2.24	$2.38	$2.13	$1.92	$1.65	$1.30

BASE EARNINGS

Base earnings is a non-GAAP financial measure of net income, which excludes the impact of restructuring, asset impairment and environmental charges and of certain non-recurring or infrequent and unusual items. The following table sets forth the reconciliation of GAAP net income to base earnings (dollars in millions):

	Years ended December 31		
	2008	*2007*	*2006*
Net income, as reported (GAAP)	$164.6	$214.2	$195.1
Adjusted for:			
Restructuring and asset impairment charges, net of tax	30.8	25.3	20.9
Financial asset impairment, net of tax	31.0		
Environmental reserve, net of tax		14.8	
Release of certain tax reserves		(11.9)	
Base earnings (non-GAAP)	$226.4	$242.4	$216.0

■ SELECTED ELEVEN-YEAR FINANCIAL DATA *(unaudited)*

dollars and shares in thousands except per share

Years ended December 31	**2008**	2007	2006	2005
Operating Results[1]				
Net sales	**$4,122,385**	$4,039,992	$3,656,839	$3,528,574
Cost of sales and operating expenses	**3,772,751**	3,695,917	3,310,751	3,232,590
Other expense, net [2]	**100,061**	36,191	25,970	21,237
Interest expense	**53,401**	61,440	51,952	51,559
Interest income	**(6,204)**	(9,182)	(6,642)	(7,938)
Income before income taxes	**202,376**	255,626	274,808	231,126
Provision for income taxes [3]	**54,797**	55,186	93,329	84,174
Equity in earnings of affiliates/minority interest [4]	**17,029**	13,716	13,602	14,925
Income from continuing operations	**164,608**	214,156	195,081	161,877
Income from discontinued operations, net of income taxes				
Income before extraordinary loss	**164,608**	214,156	195,081	161,877
Extraordinary loss, net of income tax benefit				
Net income	**164,608**	214,156	195,081	161,877
Per common share				
Net income available to common shareholders:				
Basic	**$1.64**	$2.13	$1.95	$1.63
Diluted	**1.63**	2.10	1.92	1.61
Cash dividends – common	**1.07**	1.02	.95	.91
Average common shares outstanding:				
Basic	**100,321**	100,632	100,073	99,336
Diluted	**100,986**	101,875	101,534	100,418
Actual common shares outstanding at December 31	**99,732**	99,431	100,550	99,988
Financial Position				
Net working capital	**$ 231,794**	$ 269,598	$ 282,974	$ 265,014
Property, plant and equipment, net	**973,442**	1,105,342	1,019,594	943,951
Total assets	**3,086,466**	3,340,243	2,916,678	2,981,740
Long-term debt	**656,847**	804,339	712,089	657,075
Total debt	**689,825**	849,538	763,992	781,605
Shareholders' equity	**1,162,975**	1,441,537	1,219,068	1,263,314
Current ratio	**1.3**	1.4	1.4	1.4
Total debt to total capital [5]	**37.2%**	37.1%	38.5%	38.2%
Other Data				
Depreciation, depletion and amortization expense [1]	**$ 183,034**	$ 181,339	$ 164,863	$ 163,074
Cash dividends declared – common	**106,558**	102,658	94,745	90,126
Market price per common share (ending)	**23.16**	32.68	38.06	29.40
Return on total equity [1,2]	**11.7%**	16.4%	15.7%	13.5%
Return on net sales [1,2]	**4.0%**	5.3%	5.3%	4.6%

1 Operating results for 1998-2002 have been restated to reclassify the High Density Film business, which was sold in 2003, as discontinued operations.

2 2008 data reflects net charges of $100,060 pretax, $65,900 after tax, for restructuring and asset impairment charges. 2007 data reflects net charges of $36,191 pretax, $25,356 after tax, for restructuring and asset impairment charges. 2006 data reflects net charges of $25,970 pretax, $21,330 after tax, for restructuring charges. 2005 data reflects net charges of $21,237 pretax, $14,343 after tax for restructuring cost. 2004 data reflects net charges of $18,982 pretax, $16,154 after tax, for restructuring costs. 2003 data reflects net charges of $50,056 pretax, $35,329 after tax, for restructuring costs. 2002 data

2004	2003	2002	2001	2000	1999	1998
$ 3,155,433	$2,758,326	$2,701,419	$2,464,445	$2,570,708	$2,391,666	$2,409,045
2,897,046	2,549,726	2,455,357	2,204,874	2,250,793	2,085,434	2,149,853
18,982	50,056	10,409	51,175	5,543	(3,500)	(100,354)
47,463	52,399	54,196	52,217	59,604	52,466	54,779
(5,400)	(2,188)	(1,649)	(3,800)	(3,794)	(5,314)	(5,916)
197,342	108,333	183,106	159,979	258,562	262,580	310,683
58,858	37,698	65,075	77,269	107,463	98,333	142,857
12,745	7,543	7,437	(1,214)	7,702	6,830	6,387
151,229	78,178	125,468	81,496	158,801	171,077	174,213
	60,771	9,848	10,113	7,497	16,728	17,783
151,229	138,949	135,316	91,609	166,298	187,805	191,996
						(11,753)
151,229	138,949	135,316	91,609	166,298	187,805	180,243
$1.54	$1.44	$1.40	$ .96	$1.67	$1.84	$1.76
1.53	1.43	1.39	.96	1.66	1.83	1.73
.87	.84	.83	.80	.79	.75	.704
98,018	96,819	96,373	95,370	99,725	101,886	102,632
98,947	97,129	97,178	95,807	99,900	102,780	104,275
98,500	96,969	96,380	95,453	94,681	101,134	101,683
$ 282,226	$ 75,671	$ 104,671	$ 204,899	$ 258,713	$ 306,450	$ 225,347
1,007,295	923,569	975,368	1,008,944	973,470	1,032,503	1,013,843
3,041,319	2,520,633	2,436,439	2,352,197	2,212,611	2,297,020	2,082,983
813,207	473,220	699,346	885,961	812,085	819,540	686,826
906,961	674,587	833,846	921,810	857,641	904,137	783,632
1,152,879	1,014,160	867,425	804,122	801,471	901,220	821,592
1.4	1.1	1.2	1.4	1.6	1.7	1.5
44.0%	39.9%	49.0%	53.4%	51.7%	50.1%	48.8%
$ 163,928	$ 153,538	$ 145,923	$ 144,709	$ 137,041	$ 130,945	$ 131,103
85,060	81,128	79,768	76,080	78,718	76,434	72,028
29.65	24.62	22.93	26.58	21.63	22.75	29.63
14.2%	15.0%	16.0%	11.5%	19.1%	21.9%	22.0%
4.8%	5.0%	5.0%	3.7%	6.5%	7.9%	7.5%

reflects net charges of $10,409 pretax, $6,663 after tax, for restructuring costs. 2001 data reflects net charges of $51,175 pretax, $49,028 after tax, for the net gain from legal settlements, corporate-owned life insurance (COLI) and restructuring costs. 2000 data reflects net charges of $5,543 pretax, $1,372 after tax, for the net gain on the sales of divested businesses, restructuring costs and executive severance charges. 1999 data reflects the gain on the sale of divested businesses of $(3,500). 1998 data reflects the net gain on the sale of divested businesses of $(100,354) pretax, or $(41,554) after tax.

3 The provision for income taxes in 2001 and 2000 includes $14,613 and $12,000, respectively, related to COLI.

4 2008, 2007, 2006, 2005, 2004, 2003 and 2001 data includes restructuring charges of $(4,107), $(63), $(416), $(1,260), $(1,778), $1,455 and $6,591, respectively.

5 Calculated as Total Debt divided by the sum of Total Debt and Shareholders' Equity. Years 2007-1998 are restated to reflect this updated formula. Debt levels for 1998 through 2000 have been adjusted for cash related to the issuance of restricted-purpose bonds.

SON LISTED NYSE

ADDRESS

CORPORATE HEADQUARTERS AND INVESTOR RELATIONS

1 North Second Street
Hartsville, SC 29550-3305
Main: +843/383-7000
Investor Relations: +843/383-7862
Tollfree: 800/377-2692
Fax: +843/383-7008
Email: corporate.communications@sonoco.com

INVESTOR INFORMATION

The following graph compares the cumulative five-year total return attained by shareholders on Sonoco Products Company's common stock relative to the cumulative total returns of the S&P 500 Index and the Dow Jones U.S. Containers & Packaging Index (which includes the Company). An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on 12/31/2003 and its relative performance is tracked through 12/31/2008.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*

(AMONG SONOCO, THE S&P 500 INDEX AND THE DOW JONES U.S. CONTAINERS & PACKAGING INDEX)


$200
150
100
50
0
03
04
05
06
07
08
SONOCO
S&P 500
DOW JONES U.S. CONTAINERS & PACKAGING

	12/03	12/04	12/05	12/06	12/07	12/08
Sonoco Products Company	100.00	124.59	127.65	170.08	150.27	110.55
S&P 500	100.00	110.88	116.33	134.70	142.10	89.53
Dow Jones U.S. Containers & Packaging	100.00	119.64	118.89	133.26	142.22	89.17

*$100 invested on 12/31/03 in stock and index, including reinvestment of dividends. Fiscal year ending Dec. 31.

Sonoco (NYSE: SON) offers its shareholders a wide range of services and several ways to access important Company information.

SONOCO ON THE INTERNET

Sonoco's Web site, www.sonoco.com, provides a variety of information about the Company. The site features a newsroom for press releases, photos, financial reports and presentations, proxy statements, various SEC filings, events, sustainability activity and more.

TRANSFER AGENT AND REGISTRAR

The Bank of New York Mellon (BNY Mellon)
866/210-7002
+201/680-6685 (Outside the U.S. and Canada)
800/231-5469 (Hearing impaired – TTY Phone)
Web site: www.bnymellon.com/shareowner/isd

Address shareholder inquiries to:
Sonoco Products Company
c/o BNY Mellon Shareowners Services
480 Washington Boulevard
Jersey City, NJ 07310-1900

Send certificates for transfer and address changes to:
Sonoco Products Company
c/o BNY Mellon Shareowners Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

Send dividend reinvestment transactions to:
Sonoco Products Company
c/o BNY Mellon Shareowners Services
P.O. Box 358035
Pittsburgh, PA 15252-8035

SHAREHOLDER SERVICES

Sonoco – B01
1 North Second Street
Hartsville, SC 29550-3305

CERTIFICATIONS

The Certification of the Company's chief executive officer required to be submitted to the New York Stock Exchange pursuant to Section 303A.12(a) of the Listed Company Manual for 2008 was submitted to the New York Stock Exchange.

The Certifications of the Company's principal executive officer and principal financial officer required by Section 302 of the Sarbanes-Oxley Act of 2002 and 17 C.F.R. 13a-14(a) have been filed as Exhibit 31 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, which report has been filed with the Securities and Exchange Commission.

ELECTRONIC PAYMENT OF DIVIDENDS

Shareholders may elect to have their dividends deposited directly to their bank accounts by contacting BNY Mellon at www.bnymellon.com /shareowner/isd or Sonoco Shareholder Services.

SHAREHOLDER INVESTMENT PROGRAM

This program allows participants to purchase Sonoco stock and reinvest dividends directly without contacting a broker. You do not have to be a shareholder to participate. For more information and a prospectus, go to www.sonoco.com or www.bnymellon.com/shareowner/isd.

SONOCO PUBLICATIONS

Annual reports, current and past, and the *Investor News Quarterly* can be found on www.sonoco.com. Paper copies are also available without charge from:
Sonoco – A09
1 North Second Street
Hartsville, SC 29550-3305

DUPLICATE ANNUAL REPORTS

To eliminate duplicate report mailings, mark your proxy card or contact Sonoco Shareholder Services.

AVAILABILITY OF FORM 10-K AND EXHIBITS

Sonoco has filed with the Securities and Exchange Commission its Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

A copy of the Form 10-K, including the financial statements and financial schedules and a list of exhibits, forms a part of this *2008 Annual Report to Shareholders*. The exhibits to the Form 10-K are not included with this Annual Report, but will be delivered without charge to any shareholder upon receipt of a written request. Requests for the exhibits should be directed to:
Sonoco – A09
1 North Second Street
Hartsville, SC 29550-3305

GENERAL INFORMATION

ANNUAL MEETING

The annual meeting of shareholders' will be held at 11 a.m. Eastern time on Wednesday, April 15, at:
The Center Theater
212 North Fifth Street
Hartsville, SC 29550-4136

A live audiocast will be available, with a replay archived for six months. Instructions for listening to this audiocast will be available at www.sonoco.com, approximately one week prior to the event.

LEGAL COUNSEL

Haynsworth Sinkler Boyd, P.A.
P.O. Box 11889
Columbia, SC 29211-1889

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
Hearst Tower
214 North Tryon Street, Suite 3600
Charlotte, NC 28202-2137

INTELLECTUAL CAPITAL MANAGEMENT

Sonoco Development, Inc. manages the Company's intellectual assets, including patents, licenses and agreements. Company trademarks, domain names and patents are managed by SPC Resources, Inc. The address for both companies is:
125 West Home Avenue
Hartsville, SC 29550-4123

EQUAL OPPORTUNITY EMPLOYER

Sonoco believes that a diverse workforce is required to compete successfully in today's global marketplace. The Company provides equal employment opportunities in its global operations without regard to race, color, age, gender, religion, national origin or physical disability.

REFERENCES TO WEB SITE ADDRESSES

References to Sonoco's Web site address and The Bank of New York Mellon's Web site address are for informational purposes only and are not intended to, and do not, incorporate those Web sites or their contents by reference into this annual report.

Paper in Sonoco's Annual Report was manufactured with electricity in the form of renewable energy and came from well-managed forests or other controlled sources certified in accordance with the international standards of the Forest Stewardship Council (FSC) and the Sustainable Forestry Initiative (SFI). All paper used in this Annual Report contains 10% recycled fiber.

1 NORTH SECOND STREET
HARTSVILLE, SC 29550-3305
843/383-7000
WWW.SONOCO.COM